UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 30, 2024
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the Third Quarter 2024 Report of UBS Group

AG, which appears immediately following
this page.

UBS

Group
Third quarter

2024 report

Corporate calendar UBS Group
Publication of the UBS Group fourth quarter 2024

report

Tuesday,

4 February 2025
Information about future publication dates is available

at
ubs.com/global/en/investor-relations/events/calendar.html
Publication of the UBS AG third quarter 2024 report

Friday, 8 November 2024
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Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2024. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS

Group
4
Recent developments
6
Group performance
2.
UBS business divisions

and Group Items
18
Global Wealth Management
22
Personal & Corporate Banking
25
Asset Management
28
Investment Bank
31
Non-core and Legacy
33
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
35
Risk management and control
40
Capital management
50
Liquidity and funding management
51
Balance sheet and off-balance sheet
54
Share information and earnings per share
4.
Consolidated
financial statements
56
UBS Group AG interim consolidated
financial statements (unaudited)
Appendix
97
Alternative performance measures
101
Abbreviations frequently used in
our financial reports
103
Information sources
104
Cautionary statement

UBS Group third quarter 2024 report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group”, “we”,

“us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit

Suisse AG consolidated”
Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”
Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG, Credit Suisse Services

AG, and other small former
Credit Suisse Group entities now directly held by UBS Group

AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards

or

in other

applicable regulations.

We

report

a

number of

APMs

in

the discussion

of

the
financial and

operating performance

of the

Group, our

business divisions

and Group

Items. We

use APMs

to provide
a

more

complete

picture of

our

operating performance

and

to

reflect

management’s view

of

the

fundamental
drivers

of

our

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented

under “Alternative performance measures”

in the

appendix to this

report. Our APMs

may
qualify

as

non-GAAP

measures

as

defined

by

US

Securities

and

Exchange

Commission

(SEC)

regulations.

Our
underlying results are APMs and are non-GAAP

financial measures.
›
Refer to the “Group performance” section of this report and to “Alternative performance measures” in the appendix to this report for additional information about underlying results
Comparability
Comparative information in this report is presented

as follows.
Profit and

loss information for

all quarters

covered by this

report and

for 2024

year-to-date information is

based
entirely

on

consolidated

data

following

the

acquisition

of

the

Credit

Suisse

Group.

Comparative

year-to-date
information for

2023 includes

four months

(June to

September 2023)

of post-acquisition

consolidated data

and
five months of UBS Group data only (January

to May 2023).
All balance sheet information presented in this

report includes only post-acquisition consolidated

information.

Significant regulated subsidiary and sub-group

information
Financial and regulatory key figures

for our significant regulated subsidiaries and sub-groups

will be published on
8 November 2024 and

will be

available under “Holding

company and

significant regulated subsidiaries

and sub-
groups” at
ubs.com/investors
.

UBS Group third quarter 2024 report

Our key figures
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.9.24 30.6.24 31.12.23
1
30.9.23
1
30.9.24 30.9.23
1
Group results
Total revenues

12,334

11,904

10,855

11,695

36,976

29,979
Negative goodwill

27,264
Credit loss expense / (release)

121

95

136

239

322

901
Operating expenses

10,283

10,340

11,470

11,640

30,880

27,336
Operating profit / (loss) before tax

1,929

1,469

(751)

(184)

5,773

29,006
Net profit / (loss) attributable to shareholders

1,425

1,136

(279)

(715)

4,315

27,645
Diluted earnings per share (USD)
2

0.43

0.34

(0.09)

(0.22)

1.29

8.46
Profitability and growth
3,4
Return on equity (%)

6.7

5.4

(1.3)

(3.4)

6.8

52.1
Return on tangible equity (%)

7.3

5.9

(1.4)

(3.7)

7.4

57.7
Underlying return on tangible equity (%)
5

9.0

8.4

4.8

1.5

9.1

3.8
Return on common equity tier 1 capital (%)

7.6

5.9

(1.4)

(3.7)

7.5

60.0
Underlying return on common equity tier 1 capital (%)
5

9.4

8.4

4.8

1.5

9.2

4.0
Return on leverage ratio denominator, gross (%)

3.1

3.0

2.6

2.8

3.1

3.0
Cost / income ratio (%)
6

83.4

86.9

105.7

99.5

83.5

91.2
Underlying cost / income ratio (%)
5,6

78.5

80.6

93.0

89.3

78.8

85.1
Effective tax rate (%)

26.0

20.0
n.m.
7
n.m.
7

24.4

4.6
Net profit growth (%) n.m.

(95.8)
n.m. n.m.

(84.4)

362.5
Resources
3
Total assets

1,623,941

1,560,976

1,716,924

1,643,684

1,623,941

1,643,684
Equity attributable to shareholders

87,025

83,683

85,624

83,265

87,025

83,265
Common equity tier 1 capital
8

74,213

76,104

78,002

76,926

74,213

76,926
Risk-weighted assets
8

519,363

511,376

546,505

546,491

519,363

546,491
Common equity tier 1 capital ratio (%)
8

14.3

14.9

14.3

14.1

14.3

14.1
Going concern capital ratio (%)
8

17.5

18.0

16.8

16.4

17.5

16.4
Total loss-absorbing capacity ratio (%)
8

37.5

38.7

36.4

35.4

37.5

35.4
Leverage ratio denominator
8

1,608,341

1,564,201

1,695,403

1,615,817

1,608,341

1,615,817
Common equity tier 1 leverage ratio (%)
8

4.6

4.9

4.6

4.8

4.6

4.8
Liquidity coverage ratio (%)
9

199.2

212.0

215.7

196.5

199.2

196.5
Net stable funding ratio (%)

126.9

128.0

124.7

120.7

126.9

120.7
Other
Invested assets (USD bn)
4,10

6,199

5,873

5,714

5,373

6,199

5,373
Personnel (full-time equivalents)

109,396

109,991

112,842

115,981

109,396

115,981
Market capitalization
2,11

106,528

101,903

107,355

85,768

106,528

85,768
Total book value per share (USD)
2

27.32

26.13

26.68

25.75

27.32

25.75
Tangible book value per share (USD)
2

25.10

23.85

24.34

23.44

25.10

23.44
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Refer to the

“Share information and

earnings per share”

section of this

report for more

information.

3 Refer to the

“Targets,

capital guidance and

ambitions” section of

the UBS Group

Annual Report 2023,
available under “Annual

reporting” at ubs.com/investors,

for more information about our

performance targets.

4 Refer to “Alternative

performance measures” in the appendix

to this report for the definition

and
calculation method.

5 Refer to the “Group

performance” section of this

report for more information

about underlying results.

6 Negative goodwill is

not used in the

calculation as it is

presented in a

separate
reporting line and is

not part of total

revenues.

7 The effective tax

rate for the fourth

and third quarters of

2023 is not a

meaningful measure, due

to the distortive effect

of current unbenefited tax

losses at the
former Credit Suisse entities.

8 Based on the Swiss

systemically relevant bank fram

ework as of 1 January

2020. Refer to the “Capital

management” section of this

report for more information.

9 The disclosed
ratios represent quarterly averages for the

quarters presented and are calculated based

on an average of 65 data

points in the third quarter of 2024,

61 data points in the second quarter of

2024, 63 data points in
the fourth quarter of 2023 and

63 data points in the third quarter

of 2023. Refer to the “Liquidity

and funding management” section of

this report for more information.

10 Consists of invested assets for

Global
Wealth Management,

Asset Management

(including invested

assets from

associates) and

Personal &

Corporate Banking.

Refer to

“Note 32

Invested assets

and net

new money”

in the

“Consolidated financial
statements” section of the UBS Group

Annual Report 2023, available

under “Annual

reporting” at ubs.com/investors,

for more information.

11 The calculation of market

capitalization reflects total shares

issued
multiplied by the share price at the end of the period.

UBS Group third quarter 2024 report |
UBS Group | Recent developments

UBS Group
Management report
Recent developments
Regulatory capital developments and capital

returns guidance
In

the

third

quarter

of

2024,

reflecting

our

strong

capital

position,

completion

of

legal

entity

mergers,

overall
progress

on

the

integration

and

the

winding

down

of

Non-core

and

Legacy,

we

voluntarily

accelerated

the
amortization of

the remaining

transitional purchase

price allocation

(PPA)

adjustments for

common equity

tier 1
(CET1) capital purposes. This resulted in a USD 3.4bn decrease in CET1 capital and a CET1 capital ratio of 14.3%.
Excluding this adjustment,

the CET1

capital ratio would

have been 14.9%.

In connection with

the acquisition of
the

Credit

Suisse

Group

in

2023,

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

had

approved
neutralizing

a

CET1

capital

effect

of

USD 5.0bn

(net

of

tax)

of

interest-rate-

and

own-credit-driven

fair

value
adjustments for UBS

Group AG that are

expected to fully reverse

into income and

be accretive to CET1

capital over
time. The

transitional treatment was

subject to linear

amortization at the

rate of USD 0.3bn

per quarter through
30 June 2027. This

quarterly

amortization was eliminated

upon fully

amortizing the transitional

treatment in

the
third

quarter

of

2024.

As

these

transitional

adjustments only

applied

to

UBS

Group

AG,

the

regulatory

capital
position

of

UBS

AG

was

not

impacted

by

the

decision

to

fully

amortize

them.

On

a

standalone

basis

as

of
30 September 2024, UBS AG’s fully applied

CET1 capital ratio is expected to be

around 13.3%.
We expect

that the

adoption of

the final

Basel III standards

in January

2025 will

lead to

a low

single-digit percentage
increase in the UBS

Group’s RWA,

reducing the CET1 capital

ratio by around 30

basis points. This

estimate is based
on

our

current understanding

of

the

relevant

standards as

we

are

in

an

active

dialogue

with

FINMA

regarding
various aspects of the final rules. We continue to expect to operate with a CET1 capital ratio of around 14% after the implementation of the final Basel III standards.
We expect to complete our planned USD 1bn of share repurchases in the fourth quarter of 2024. Our ambition to
continue

share

repurchases

in

2025

and

for

our

capital

returns

in

2026

to

exceed

pre-acquisition

levels

is
unchanged.

Our

ambitions

beyond

2025

are

subject

to

our

assessment

of

any

proposed

requirements

from
Switzerland’s ongoing review of its capital regime.
›
Refer to “Amortization of transitional purchase price allocation adjustments for regulatory capital” in the “Capital management”

section of this report for more information.
Integration of Credit Suisse
We continue to make progress related to the integration of Credit

Suisse, with the current focus on client account
and platform migrations.
Following the merger of UBS AG and Credit Suisse AG in May 2024 and the transition to a single US intermediate
holding company in June

2024, the merger of

UBS Switzerland AG and Credit

Suisse (Schweiz) AG was

completed
on 1 July 2024 and was another critical step on

our integration roadmap.
In October 2024, we completed the migration of our Global

Wealth Management client accounts in Luxembourg
and Hong Kong to UBS

platforms and we plan to

migrate our Global Wealth

Management client accounts

booked
in

Singapore

and

Japan

before

the

end

of

2024.

In

Switzerland,

we

expect

the

next

phase

of

Global

Wealth
Management and Personal & Corporate Banking

client account migrations in the second quarter

of 2025.

In

the

third

quarter

of

2024,

we

realized

an

additional

USD 0.8bn

in

gross

cost

savings,

for

a

total

of

around
USD 6.8bn in annualized exit rate gross cost savings

compared with the 2022 combined cost base

of Credit Suisse
and UBS. We

expect to achieve

around USD 7.5bn of

gross cost savings

by the end

of 2024, or approximately

58%
of our ambition of around USD 13bn by the

end of 2026.

UBS Group third quarter 2024 report |
UBS Group | Recent developments

Our

Non-core

and

Legacy

business

division

continues

to

actively

exit

positions

and

reduce

its

exposures.

On
13 August

2024,

UBS

entered

into

an

agreement

to

sell

Select

Portfolio

Servicing,

the

US

mortgage-servicing
business of Credit Suisse managed in the Non-core and Legacy business division. Completion of the transaction is
subject to regulatory approvals and other customary closing conditions. The transaction is expected to close in the
first quarter

of 2025. UBS

does not

expect to

recognize a

material profit

or loss

upon completion

of the

transaction.
Based on

balances as

of 30 September

2024, the

completion of

the transaction

would reduce

the Group’s

risk-
weighted

assets

(RWA)

by

around

USD 1.4bn

and

the

Group’s

leverage

ratio

denominator

(LRD)

by

around
USD 1.7bn.
In

October

2024, UBS

entered into

an

agreement to

sell

to American

Express Swiss

Holdings GmbH

(American
Express) its 50% interest in

Swisscard AECS GmbH (Swisscard),

a joint venture between UBS

and American Express
in Switzerland. In addition,

UBS and Swisscard entered into

an agreement to transition the

Credit Suisse-branded
card portfolios to UBS. Both

transactions are subject to certain

closing conditions and are not

expected to have a
material impact for UBS.

Regulatory and legal developments
Withholding tax exemption period for too-big-to-fail

instruments
In August

2024, the

Swiss Federal

Council launched

a consultation

related to

the existing

withholding

tax exemption
that

applies

to

too-big-to-fail instruments

issued

by

no

later

than

31 December 2026.

The

Federal Council

had
recommended an

unlimited extension

of the

exemption as

part of

a broader reform

package in

its April

2024 report
on banking stability. As these reforms are not expected to enter into force before the expiry of the existing special rules,

the

Swiss

Federal

Council

proposes

to

extend

the

current

exemption,

from

31 December

2026

to
31 December 2031, to ensure that banks can continue

to issue capital instruments on competitive terms.

Swiss legislators postpone the review of a

public liquidity backstop
In

August

2024,

the Swiss

Economic Affairs

and

Taxation

Committee of

the Council

of

States deferred

further
deliberations

on the

introduction of

a public

liquidity backstop

until the

Swiss parliamentary

investigation

committee
publishes its report on the failure

of the Credit Suisse Group,

which is expected to

be released by the end of

2024.

FINMA suspends annual approval of UBS’s recovery

and emergency plans

In

October

2024,

FINMA

published

its

2024

resolution

reporting

for

UBS.

FINMA

noted

that

if

the

preferred
resolution

strategy

was

applied,

UBS

would

be

resolvable

by

means

of

a

single

point

of

entry

recapitalization.
Considering the ongoing integration activities and the additional requirements for alternative resolution strategies following

the

Credit

Suisse

crisis,

including

the

need

for

legislative

changes,

FINMA

announced

that

it

had
suspended the annual

approval of UBS’s

recovery and emergency

plans. UBS has

started working on

the new plans
in close dialogue with FINMA.
Switzerland implements the Income Inclusion Rule
In September 2024, the Swiss

Federal Council introduced the Income

Inclusion Rule (the IIR), a measure developed
by the Organisation

for Economic Co-operation and

Development (the OECD) as

part of the

minimum corporate
taxation rules applicable to corporate groups

with a worldwide turnover of at

least EUR 750m. Under the IIR,

the
profits of foreign subsidiaries and branches of Swiss corporate groups will be taxed at a minimum rate of 15% on the OECD global minimum

tax base with

respect to each jurisdiction

in which the corporate

groups operate.

The
IIR complements

the Swiss

supplementary

tax that

was introduced

in January

2024. The

IIR will

apply from

1 January
2025, and UBS expects the overall tax impact from

the IIR will be limited,

given that UBS is subject to a corporate
tax burden of more than 15% in the vast majority of countries in which it operates.
Mutual recognition agreement with the UK submitted

to the Swiss Parliament
In

September

2024,

the

Swiss

Federal

Council

submitted

for

parliamentary

approval

a

mutual

recognition
agreement

(an

MRA)

with

the

UK

regarding

financial

services.

The

agreement

facilitates

cross-border

financial
activities based

on a

new model

for regulatory

cooperation and

an outcomes-based

mutual recognition

of domestic
rules.

The

MRA

is

supplemented

by

an

enhanced

and

closer

supervisory

process

and

additional

supervisory
arrangements where new market access

is granted. It is expected

that the Parliaments in Switzerland and

the UK
will grant approval for the MRA in 2025.

Developments related to the final Basel III implementation
In Switzerland,

the amendments

to the

Capital Adequacy

Ordinance that

will incorporate

the final

Basel III standards
into Swiss law are still scheduled to enter into force on 1 January 2025, as confirmed by the Swiss Federal Council
in June 2024.

UBS Group third quarter 2024 report |
UBS Group | Recent developments

We expect that the adoption

of the final Basel III standards

in January 2025 will

lead to low single-digit percentage
increases in

the UBS

Group’s RWA

and LRD,

reducing the

CET1 capital

ratio by

around 30

basis points

and the

CET1
leverage

ratio

by

around

10 basis

points.

This

estimate

is

based

on

our

current

understanding

of

the

relevant
standards,

as we are in an

active dialogue with FINMA

regarding various aspects

of the final rules.

Our estimate for
the RWA and CET1 capital ratio does not

take into account the impact of the output floor,

which is to be phased
in over time.
In

September

2024,

the

UK

Prudential

Regulatory

Authority

(the

PRA)

published

its

final

rules

covering

the
implementation of

the final Basel III

standards. As

part of the

package, the PRA

announced the

pushing back

of the
implementation date,

from 1 July

2025 to

1 January 2026,

with full

phase-in of

the output

floor by

1 January 2030.
The overall impact on UBS is expected to be

limited.

In the US,

the banking agencies, including the

Federal Reserve Board, have been

discussing amendments to their
original proposals

regarding the

implementation

of the

final Basel III

standards.

The banking

agencies have

indicated
that they plan to issue a revised proposal before

issuing the final rules.

The Federal Reserve Board stress capital buffer

requirements
In August 2024, the Federal Reserve Board

assigned UBS Americas Holding LLC a stress capital

buffer (an SCB) of
9.3% as of 1

October 2024 (previously 9.1%)

under the Federal Reserve

Board’s SCB rule, resulting in

a total CET1
capital requirement of 13.8%.

The SCB for our

US-based intermediate holding

company is based

on the previously
released

results

of the

Federal Reserve

Board’s 2024

Dodd–Frank Act

Stress

Test

(DFAST),

where

UBS Americas
Holding LLC exceeded the minimum capital

requirements under the severely adverse scenario.

Group performance

Income statement
For the quarter ended % change from Year-to-date
USD m 30.9.24 30.6.24 30.9.23
1
2Q24 3Q23 30.9.24 30.9.23
1
Net interest income

1,794

1,535

2,107

17

(15)

5,270

5,202
Other net income from financial instruments measured

at fair value through profit or loss

3,681

3,684

3,226

0

14

11,547

8,425
Net fee and commission income

6,517

6,531

6,056

0

8

19,540

15,790
Other income

341

154

305

122

12

619

563
Total revenues

12,334

11,904

11,695

4

5

36,976

29,979
Negative goodwill

27,264
Credit loss expense / (release)

121

95

239

28

(49)

322

901
Personnel expenses

6,889

7,119

7,567

(3)

(9)

20,957

17,838
General and administrative expenses

2,389

2,318

3,124

3

(24)

7,120

7,157
Depreciation, amortization and impairment of non-financial

assets

1,006

903

950

11

6

2,804

2,341
Operating expenses

10,283

10,340

11,640

(1)

(12)

30,880

27,336
Operating profit / (loss) before tax

1,929

1,469

(184)

31

5,773

29,006
Tax expense / (benefit)

502

293

526

71

(5)

1,407

1,346
Net profit / (loss)

1,428

1,175

(711)

21

4,366

27,660
Net profit / (loss) attributable to non-controlling interests

3

40

4

(92)

(22)

51

15
Net profit / (loss) attributable to shareholders

1,425

1,136

(715)

25

4,315

27,645
Comprehensive income
Total comprehensive income

3,910

1,614

(2,622)

142

5,279

25,679
Total comprehensive income attributable to non-controlling interests

27

18

(8)

47

40

4
Total comprehensive income attributable to shareholders

3,883

1,596

(2,614)

143

5,239

25,675
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

UBS Group third quarter 2024 report |
UBS Group | Group performance

Selected financial information of the business divisions and Group Items
For the quarter ended 30.9.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,199

2,394

873

2,645

262

(39)

12,334
of which: PPA effects and other integration items
1

224

278

185

(25)

662
Total revenues (underlying)

5,975

2,116

873

2,461

262

(14)

11,672
Credit loss expense / (release)

2

83

0

9

28

0

121
Operating expenses as reported

5,112

1,465

722

2,231

837

(84)

10,283
of which: integration-related expenses and PPA effects
2

419

198

86

156

270

(11)

1,119
Operating expenses (underlying)

4,693

1,267

636

2,076

567

(74)

9,165
Operating profit / (loss) before tax as reported

1,085

846

151

405

(603)

45

1,929
Operating profit / (loss) before tax (underlying)

1,280

766

237

377

(333)

60

2,386
For the quarter ended 30.6.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,053

2,272

768

2,803

401

(392)

11,904
of which: PPA effects and other integration items
1

233

246

310

(8)

780
Total revenues (underlying)

5,820

2,026

768

2,493

401

(384)

11,124
Credit loss expense / (release)

(1)

103

0

(6)

(1)

0

95
Operating expenses as reported

5,183

1,396

638

2,332

807

(15)

10,340
of which: integration-related expenses and PPA effects
2

523

182

98

245

325

(2)

1,372
Operating expenses (underlying)

4,660

1,213

540

2,087

481

(13)

8,969
Operating profit / (loss) before tax as reported

871

773

130

477

(405)

(377)

1,469
Operating profit / (loss) before tax (underlying)

1,161

710

228

412

(80)

(371)

2,060
For the quarter ended 30.9.23
3
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

5,953

2,517

775

2,162

366

(78)

11,695
of which: PPA effects and other integration items
1

388

333

251

(14)

958
Total revenues (underlying)

5,565

2,184

775

1,911

366

(64)

10,737
Credit loss expense / (release)

10

160

0

4

59

5

239
Operating expenses as reported

5,017

1,400

738

2,412

2,068

6

11,640
of which: integration-related expenses and PPA effects
2

448

174

126

368

920

(5)

2,031
of which: acquisition-related costs

26

26
Operating expenses (underlying)

4,569

1,226

612

2,043

1,149

(15)

9,583
Operating profit / (loss) before tax as reported

926

957

37

(254)

(1,762)

(89)

(184)
Operating profit / (loss) before tax (underlying)

986

798

163

(136)

(842)

(55)

914
1 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as well

as temporary and incremental items directly

related to the integration.

2 Includes temporary, incremental

operating
expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

3 Comparative-period information has been restated for
changes in business division perimeters, Group Treasury

allocations and Non-core and Legacy cost allocations. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements”

section of this report.

UBS Group third quarter 2024 report |
UBS Group | Group performance

Selected financial information of the business divisions and Group Items (continued)
Year-to-date 30.9.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

18,395

7,089

2,416

8,199

1,664

(786)

36,976
of which: PPA effects and other integration items
1

691

780

787

(37)

2,221
Total revenues (underlying)

17,705

6,308

2,416

7,412

1,664

(749)

34,755
Credit loss expense / (release)

(2)

229

0

34

63

(2)

322
Operating expenses as reported

15,340

4,265

2,025

6,728

2,655

(132)

30,880
of which: integration-related expenses and PPA effects
2

1,347

540

255

543

837

(12)

3,511
Operating expenses (underlying)

13,993

3,725

1,770

6,185

1,817

(120)

27,370
Operating profit / (loss) before tax as reported

3,057

2,594

392

1,437

(1,054)

(652)

5,773
Operating profit / (loss) before tax (underlying)

3,713

2,354

647

1,193

(216)

(627)

7,063
Year-to-date 30.9.23
3,4
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items
Negative
goodwill Total
Total revenues as reported

16,002

5,604

1,861

6,562

551

(602)

29,979
of which: PPA effects and other integration items
1

574

477

306

(20)

1,336
Total revenues (underlying)

15,428

5,128

1,861

6,257

551

(582)

28,643
Negative goodwill

27,264

27,264
Credit loss expense / (release)

174

398

1

142

178

7

901
Operating expenses as reported

12,663

2,996

1,649

6,302

3,304

422

27,336
of which: integration-related expenses and PPA effects
2

516

211

140

529

1,024

342

2,763
of which: acquisition-related costs

202

202
Operating expenses (underlying)

12,147

2,785

1,509

5,773

2,279

(122)

24,371
Operating profit / (loss) before tax as reported

3,165

2,210

211

118

(2,930)

(1,031)

27,264

29,006
Operating profit / (loss) before tax (underlying)

3,107

1,945

351

341

(1,906)

(467)

3,371
1 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as well

as temporary and incremental items directly

related to the integration.

2 Includes temporary, incremental

operating
expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

3 Comparative-period information has been restated for
changes in business division perimeters, Group Treasury

allocations and Non-core and Legacy cost allocations.

Refer to “Note 3 Segment reporting” in the “Consolidated

financial statements” section of this report.

4 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.
Integration-related expenses, by business division and Group Items
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23
1
30.9.24 30.9.23
1
Global Wealth Management

420

536

446

1,388

513
Personal & Corporate Banking

172

159

148

470

177
Asset Management

86

98

126

255

140
Investment Bank

156

245

368

543

529
Non-core and Legacy

270

325

920

837

1,024
Group Items

21

8

(5)

30

342
Total integration-related expenses

1,124

1,370

2,003

3,523

2,727
of which: total revenues

35

26

0

97

0
of which: operating expenses

1,090

1,344

2,003

3,426

2,727
of which: personnel expenses

561

825

1,039

1,942

1,399
of which: general and administrative expenses

415

426

860

1,197

979
of which: depreciation, amortization and impairment of non-financial assets

113

93

104

287

349
1 Comparative-period information has been restated for changes in business division perimeters, Group

Treasury allocations and Non-core and Legacy cost allocations.

Refer to “Note 3 Segment reporting” in the
“Consolidated financial statements” section of this report.

UBS Group third quarter 2024 report |
UBS Group | Group performance

Underlying results
In addition to

reporting our

results in accordance

with IFRS

Accounting Standards,

we report underlying

results that
exclude items of profit or loss that management believes

are not representative of the underlying performance.
In

the

third

quarter

of

2024,

underlying

revenues

exclude

purchase

price

allocation

(PPA)

effects

and

other
integration items. PPA

effects mainly consist

of PPA

adjustments on financial

instruments measured at

amortized
cost, including

off-balance sheet

positions, arising

from the

acquisition of

the Credit

Suisse Group.

Accretion of

PPA
adjustments on financial

instruments is accelerated

when the related

financial instrument is

derecognized before
its contractual maturity. No adjustment is made for accretion of PPA on financial instruments within Non-core and
Legacy, due to the nature of its business model.
Underlying expenses exclude

integration-related expenses that

are temporary, incremental

and directly

related to
the integration of

Credit Suisse into UBS,

including costs of

internal staff and contractors

substantially dedicated to
integration activities, retention

awards, redundancy costs,

incremental expenses from

the shortening of useful

lives
of property,

equipment and

software, and

impairment charges

relating to these

assets. Classification

as integration-
related expenses does

not affect the

timing of recognition

and measurement

of those expenses

or the presentation
thereof in the income statement.

Results: 3Q24 vs 3Q23
Reported operating profit before tax was USD

1,929m, compared with an operating loss

before tax of USD 184m,
reflecting lower

operating expenses,

an increase

in total

revenues and

lower net

credit loss

expenses. Total

revenues
increased by

USD 639m, or

5%,

to

USD 12,334m, and

included

a

decrease

of USD

296m

in

accretion

impacts
resulting from PPA adjustments on financial instruments and other PPA effects. The increase in total revenues was driven by a

USD 461m increase

in net fee

and commission

income, a USD

142m increase

in net interest

income and
other net income from financial

instruments measured at

fair value through profit or

loss, and a USD 36m increase
in

other

income.

Operating

expenses

decreased

by

USD 1,357m,

or

12%,

to

USD 10,283m

and

included

a
USD 913m decrease

in integration-related expenses.

The decrease

in operating

expenses was

mainly driven

by a
USD 735m decrease

in general

and administrative

expenses and

a USD 678m

decrease in

personnel expenses,

partly
offset by a USD 56m increase in depreciation, amortization and impairment of non-financial assets.

Net credit loss
expenses were USD 121m, compared with USD

239m in the third quarter of 2023.
Underlying results 3Q24 vs 3Q23
Underlying results

for the

third quarter

of 2024

excluded PPA

effects and

other integration

items of

USD 662m
from total revenues

and also excluded

integration-related expenses

and PPA effects

of USD 1,119m from

operating
expenses.

On an underlying

basis, profit

before tax

increased by

USD 1,472m to

USD 2,386m,

reflecting a

USD 935m

increase
in underlying total revenues,

a USD 418m decrease in underlying

operating expenses and a

USD 118m decrease in
net credit loss expenses.

Total revenues: 3Q24 vs 3Q23
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or loss increased

by USD 142m to USD 5,476m and included

a decrease of USD 156m in

accretion impacts
resulting from PPA adjustments on financial instruments and other PPA effects.

Global Wealth Management decreased by

USD 136m to USD 2,232m,

which included USD 221m of accretion

of
PPA adjustments on financial instruments and other PPA effects, compared with USD 371m in the third quarter of
2023.

Excluding

the

aforementioned

effects,

net

interest

income

decreased,

reflecting

lower

deposit

margins,
including the effects

of shifts to

lower-margin deposit

products and the

effects of liquidity

and funding costs,

partly
offset

by

higher

deposit

volumes. The

decrease

was

also

due

to

lower

loan

revenues,

reflecting

lower

average
volumes.

These decreases were

partly offset by

an increase

in transaction-based income,

mainly driven by

higher
levels of client activity.
Personal & Corporate Banking

decreased

by USD 106m to USD 1,638m,

which included USD 255m of

accretion of
PPA adjustments on financial instruments and other PPA effects, compared with USD 290m in the third quarter of
2023. The

remaining

decrease

was mainly

due to

higher liquidity

and funding

costs,

as well

as lower

deposit margins
resulting from both lower reinvestment rates and

shifts to lower-margin deposit products.

UBS Group third quarter 2024 report |
UBS Group | Group performance

The

Investment

Bank

increased

by

USD 401m

to

USD 1,518m,

mainly

due

to

higher

revenues

in

Derivatives

&
Solutions, reflecting

increases mostly

in

Equity

Derivatives,

Foreign

Exchange and

Rates

revenues,

as

well

as

an
increase in Global Banking,

mainly from higher revenues

across Public Capital Markets.

These increases were partly
offset by lower revenues in Financing, particularly

in the Capital Markets Financing business.

Non-core and Legacy decreased by

USD 174m

to USD 98m, mainly as a

result of portfolio reductions.
Group Items

was negative USD 32m

compared with negative

USD 166m, mainly as

a result

of positive effects

in
Group hedging and own debt, including hedge accounting ineffectiveness, within Group Treasury. Higher gains in
Group hedging and

own debt

during the third

quarter of

2024 were driven

by mark-to-market

effects on portfolio-
level economic hedges, mainly due to the

impact of decreasing interest rates.
›
Refer to the relevant business division commentary in the “UBS business divisions and Group Items” section of this report for more information about business-division-specific revenues
›
Refer to “Note 4 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.9.24 30.6.24 30.9.23
1,2
2Q24 3Q23 30.9.24 30.9.23
1,2
Net interest income from financial instruments measured

at amortized cost and fair
value through other comprehensive income

(256)

2

850

101

2,930
Net interest income from financial instruments measured

at fair value through profit or
loss and other

2,050

1,533

1,257

34

63

5,168

2,272
Other net income from financial instruments measured

at fair value through profit or
loss

3,681

3,684

3,226

0

14

11,547

8,425
Total

5,476

5,218

5,334

5

3

16,817

13,626
Global Wealth Management

2,232

2,232

2,368

0

(6)

6,814

6,216
of which: net interest income

1,811

1,825

1,991

(1)

(9)

5,509

5,211
of which: transaction-based income from foreign exchange and other intermediary
activity
2

421

407

377

3

12

1,306

1,005
Personal & Corporate Banking

1,638

1,564

1,744

5

(6)

4,907

3,834
of which: net interest income

1,429

1,350

1,559

6

(8)

4,288

3,367
of which: transaction-based income from foreign exchange and other intermediary
activity
2

210

214

186

(2)

13

619

467
Asset Management

21

1

(2)

21

(15)
Investment Bank

1,518

1,528

1,117

(1)

36

4,608

4,072
Non-core and Legacy
3

98

310

272

(68)

(64)

1,316

347
Group Items
3

(32)

(417)

(166)

(92)

(80)

(851)

(828)
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Comparative-period information

has been restated

for changes in

business division perimeters,

Group Treasury

allocations and Non-core

and Legacy cost

allocations. Refer to

“Note 3 Segment

reporting” in the
“Consolidated financial statements” section of this report.

3 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation

effects and income and expenses from
precious metals, which are

included in the income statement

line Other net income from

financial instruments measured at fair

value through profit or

loss. The amounts

reported on this line are

one component of
Transaction-based income in the management discussion and analysis in the

“Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Net fee and commission income
Net fee and commission income

increased by USD 461m

to USD 6,517m and included a

decrease of USD 118m

in
accretion of PPA adjustments on financial instruments and other PPA effects, which was reflected in other fee and commission income, predominantly in the Investment

Bank.
Investment fund

fees increased

by USD 291m

to USD 1,530m,

and there was

a USD 106m

increase to

USD 3,117m
in

fees

from

portfolio

management

and

related

services,

predominantly

in

Global

Wealth

Management.

These
increases were largely attributable to positive market

performance.
Net brokerage

fees increased

by USD 117m

to USD 1,042m,

reflecting an

increase across

all regions

in Cash

Equities
in Execution Services

in the Investment Bank,

as well as an

increase in Global Wealth

Management that was

due to
higher levels of client activity,

particularly in the Americas,

Asia Pacific and Switzerland regions.
Underwriting

fee

income

increased

by

USD 54m

to

USD 153m,

largely

driven

by

a

USD 40m

increase

in

debt
underwriting revenues, mainly due to higher deal

volumes

in the Global Banking business in the Investment

Bank.
›
Refer to “Note 5 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

UBS Group third quarter 2024 report |
UBS Group | Group performance

Other income
Other

income

was

USD 341m,

compared

with

USD 305m

in

the

third

quarter

of

2023.

Revenues

included

a
USD 135m gain related to the

sale of our investment

in an associate, with

half of the gain being

recognized within
the

Investment

Bank

and

the

other

half

in

Non-core

and

Legacy,

as

well

as

a

USD 72m

net

gain

in

Asset
Management

from

both

the

closing

of

the

remaining

portion

of

the

sale

of

our

Brazilian

real

estate

fund
management business

and the

sale of

our shareholding

in Credit

Suisse Insurance

Linked Strategies

Ltd (CSILS).
These

gains

were

partly

offset

by

a

USD 35m

decrease

in

gains

recognized

on

repurchases

of

UBS’s

own

debt
instruments.

›
Refer to “Note 6 Other income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Asset Management”, “Investment Bank” and “Non-core and Legacy”

in the “UBS business divisions and
Group Items” section of this report for more information about the sale of businesses
Credit loss expense / release: 3Q24 vs

3Q23
Total

net

credit loss

expenses in

the

third quarter

of 2024

were USD 121m,

reflecting net

releases of

USD 15m
related to performing positions and net expenses

of USD 136m on credit-impaired positions. Credit loss

expenses
were USD 239m in the prior-year quarter.
›
Refer to “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 30.9.24
Global Wealth Management

(11)

12

1

2
Personal & Corporate Banking

(10)

94

0

83
Asset Management

0

0

0

0
Investment Bank

9

0

0

9
Non-core and Legacy

(2)

0

30

28
Group Items

0

0

0

0
Total

(15)

106

30

121
For the quarter ended 30.6.24
Global Wealth Management

(13)

12

0

(1)
Personal & Corporate Banking

(15)

132

(14)

103
Asset Management

0

0

0

0
Investment Bank

7

(14)

1

(6)
Non-core and Legacy

(1)

3

(2)

(1)
Group Items

0

0

0

0
Total

(22)

132

(15)

95
For the quarter ended 30.9.23
1
Global Wealth Management

(10)

15

6

10
Personal & Corporate Banking

77

60

23

160
Asset Management

0

0

0

0
Investment Bank

(6)

10

0

4
Non-core and Legacy

4

20

34

59
Group Items

5

0

0

5
Total

71

105

63

239
1 Comparative-period information

has been restated

for changes in business

division perimeters. Refer

to “Changes to segment

reporting in 2024”

in the “UBS business

divisions and Group

Items” section of

the
UBS Group first quarter 2024 report,

available under

“Quarterly reporting” at ubs.com/investors, and “Note 3 Segment reporting”

in the “Consolidated financial statements” section of

this report for more information.

UBS Group third quarter 2024 report |
UBS Group | Group performance

Operating expenses: 3Q24 vs 3Q23
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.9.24 30.6.24 30.9.23
1
2Q24 3Q23 30.9.24 30.9.23
1
Personnel expenses

6,889

7,119

7,567

(3)

(9)

20,957

17,838
of which: salaries and variable compensation

5,805

6,058

6,424

(4)

(10)

17,726

15,114
of which: variable compensation – financial advisors
2

1,335

1,291

1,150

3

16

3,893

3,372
General and administrative expenses

2,389

2,318

3,124

3

(24)

7,120

7,157
of which: net expenses for litigation, regulatory and similar matters

(69)

(153)

12

(55)

(227)

802
Depreciation, amortization and impairment of non-financial

assets

1,006

903

950

11

6

2,804

2,341
Total operating expenses

10,283

10,340

11,640

(1)

(12)

30,880

27,336
1 Comparative-period information has been revised. Refer to

“Note 2 Accounting for the acquisition of

the Credit Suisse Group” in the

“Consolidated financial statements” section of this report for more information.

2 Consists of cash and deferred compensation

awards and is based on compensable revenues

and firm tenure using a formulaic

approach. Also includes expenses related to compensation commitments with financial
advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel expenses decreased

by USD 678m

to USD 6,889m, which

included a USD 478m

decrease in integration-
related

expenses, which

was mainly

due

to awards

granted to

employees to

support retention

and

operational
stability in 2023. Salaries and

variable compensation decreased by USD 619m, mainly

due to the aforementioned
effects and

decreases

in salaries

as a

result of

a smaller workforce.

These decreases

were partly

offset by

annual
salary increases,

unfavorable foreign

currency exchange impacts

and higher

accruals for

performance awards on
an underlying basis.

In addition, there

was a USD 185m

increase in financial advisor

compensation,

which reflected
higher compensable revenues.
›
Refer to “Note 7 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and

administrative expenses

decreased by

USD 735m to

USD 2,389m, largely

due to

a USD 445m

decrease
in integration-related

expenses, which

was mainly

attributable to

lower real

estate and

consulting costs.

In addition,
there was a release of USD 84m

of IFRS 3 acquisition-related contingent

liabilities following settlements

reached in
the third

quarter of

2024. In

the third

quarter of

2023,

integration-related expenses

included a

one-time fee

of
USD 289m related to a provision for an onerous contract.

›
Refer to “Note 8 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS Group Annual Report
2023, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization

and impairment

of non-financial

assets increased

by USD 56m

to USD 1,006m,

including
a USD 9m

increase in

integration-related expenses.

The increase

was mainly

attributable to

depreciation of

internally
generated capitalized

software, reflecting

a higher

level of

capitalized cost

and accelerated

depreciation of

own
used buildings, partly offset by a decrease in depreciation of leasehold improvements.
Tax: 3Q24 vs 3Q23
The Group had a net income tax expense of USD 502m

in the third quarter of 2024, compared with USD

526m in
the prior-year quarter.
The net current

tax expense

was USD 378m, compared

with USD 643m, and

primarily related to

the taxable profits
of UBS Switzerland AG and other entities.
There was a

net deferred tax expense

of USD 124m, compared with

a net benefit

of USD 116m in

the prior-year
quarter. This included a net expense of USD 222m that primarily related to the amortization of deferred tax assets
(DTAs) previously

recognized in

relation to

tax losses

carried forward

and deductible

temporary differences.

This
was partly offset by benefits

of USD 98m from increases

in recognized DTAs, of which

USD 41m reflected updated
expectations of future profits available to utilize tax losses carried forward,

and USD 57m in respect of an increase
in tax credits carried forward in relation to US

corporate alternative minimum tax.

UBS Group third quarter 2024 report |
UBS Group | Group performance

The

Group’s

effective

tax

rate

for

the

quarter

was

26.0%,

although

it

would

have

been

28.1%

without

the
aforementioned deferred tax benefit from

updated expectations of future

profits. This is higher

than the Group’s
structural rate of 23%, mainly because its

net profit includes operating losses of certain entities,

mostly reflecting
integration-related expenses and restructuring

costs, that did not result in

any tax benefits because they cannot

be
offset with profits of other entities

in the Group, and did not

result in any DTA recognition. The Group’s effective
tax rate

for the

fourth quarter

of 2024

may be

higher than

the Group’s

structural rate

if further

such operating
losses are incurred

in these entities,

and the amount

of that impact

will depend on

the amount of those

losses. The
Group’s effective tax rate is expected to decrease

toward the structural rate in subsequent

years.
Total comprehensive income attributable

to shareholders
In the third quarter of 2024, total comprehensive income

attributable to shareholders was USD 3,883m,

reflecting
a net profit of USD 1,425m and other comprehensive income

(OCI), net of tax, of USD 2,459m.
OCI related

to cash

flow hedges

was USD 1,593m,

mainly reflecting

net unrealized

gains on

US dollar

hedging
derivatives resulting from decreases in the relevant

US dollar long-term interest rates.
Foreign

currency

translation

OCI

was

USD 1,333m,

mainly

resulting

from

the

Swiss

franc

and

the

euro

both
strengthening against the US dollar.
OCI related to own credit on financial

liabilities designated at fair value was negative USD 323m, primarily due to
a tightening of our own credit spreads.
Defined benefit plan OCI was

negative USD 128m, primarily reflecting

negative pre-tax OCI in our

non-Swiss plans
of

USD 107m,

mainly

driven

by

the

Credit

Suisse

UK

plan

following

a

buy-in

insurance

transaction to

mitigate
inherent risks.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value
›
Refer to “Note 27 Post-employment benefit plans” in the “Consolidated financial statements” section of the UBS
Group Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about
OCI related to defined benefit plans

Sensitivity to interest rate movements
As of 30 September

2024, it is

estimated that a

parallel shift in

yield curves by

+100 basis points

could lead to

a
combined increase in

annual net interest

income from our

banking book of

approximately USD 1.7bn in

the first
year after

such a

shift. Of

this increase,

approximately USD 1.0bn, USD 0.4bn

and USD 0.1bn

would result

from
changes in Swiss franc, US dollar and euro

interest rates, respectively.
A parallel shift

in yield curves

by –100 basis

points could lead

to a combined

decrease in annual

net interest income
of approximately
USD 0.3bn. Of

this decrease,

approximately USD 0.4bn

and USD 0.1bn

would result

from changes
in US dollar and euro

interest rates, respectively. Swiss franc interest rates

would provide an offsetting increase of
approximately USD 0.3bn, driven by both contractual

and assumed flooring benefits under negative

interest rates.
These estimates

are based

on a

hypothetical scenario

of an

immediate change

in interest

rates, equal

across all
currencies

and

relative

to

implied

forward

rates

as

of

30 September

2024
applied

to

our

banking

book.

These
estimates further assume no change to balance sheet size and product mix, stable foreign exchange rates, and no specific management action. These estimates do

not represent a forecast of net interest income

variability.
›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book

UBS Group third quarter 2024 report |
UBS Group | Group performance

Key figures and personnel
Below is

an overview

of selected

key figures

of the

Group. For

further information

about key

figures related

to
capital management, refer to the “Capital management”

section of this report.

Cost / income ratio: 3Q24 vs 3Q23
The cost / income ratio

was 83.4%, compared with

99.5%, and on an

underlying basis the

cost / income ratio was
78.5%, compared with 89.3%.

These decreases were a

result of higher total

revenues and a decrease in

operating
expenses.

Personnel: 3Q24 vs 2Q24
The number

of internal

and external

personnel employed

was 131,677

(workforce count)

as of

30 September 2024,
a

net

decrease

of

1,361

compared

with

30 June

2024.

The

number

of

internal

personnel

employed

as

of
30 September 2024 was 109,396 (full-time equivalents),

a net decrease of 595 compared with 30 June 2024. The
number of external staff

was approximately 22,281 (workforce

count) as of 30 September

2024, a net decrease of
approximately 766 compared with 30 June 2024.

Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23
1
30.9.24 30.9.23
1
Net profit
Net profit / (loss) attributable to shareholders

1,425

1,136

(715)

4,315

27,645
Equity

Equity attributable to shareholders

87,025

83,683

83,265

87,025

83,265
less: goodwill and intangible assets

7,048

7,313

7,462

7,048

7,462
Tangible equity attributable to shareholders

79,976

76,370

75,804

79,976

75,804
less: other CET1 adjustments

5,763

267

(1,122)

5,763

(1,122)
CET1 capital

74,213

76,104

76,926

74,213

76,926
Returns
Return on equity (%)

6.7

5.4

(3.4)

6.8

52.1
Return on tangible equity (%)

7.3

5.9

(3.7)

7.4

57.7
Underlying return on tangible equity (%)

9.0

8.4

1.5

9.1

3.8
Return on CET1 capital (%)

7.6

5.9

(3.7)

7.5

60.0
Underlying return on CET1 capital (%)

9.4

8.4

1.5

9.2

4.0
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.
Common equity tier 1 capital: 3Q24 vs 2Q24
During the third

quarter of 2024,

our common

equity tier 1 (CET1)

capital decreased by

USD 1.9bn to USD 74.2bn,
mainly as operating

profit before tax of

USD 1.9bn and foreign

currency translation gains

of USD 1.3bn were

more
than offset

by the

effect of our

voluntary acceleration

of the

amortization of

the remaining transitional

CET1 capital
PPA

adjustments of USD 3.4bn (net

of tax) and

the regular amortization of

these adjustments during the

quarter
of USD 0.3bn

(net of

tax), as

well as

dividend accruals of

USD 0.6bn,

current tax

expenses of

USD 0.4bn, and

a
negative effect from

compensation-

and own-share-related capital components of

USD 0.3bn.

Share repurchases
of USD 0.5bn carried

out in the

third quarter of 2024

under our 2024

share repurchase program did not

affect our
CET1 capital position, as there was an equal reduction

in the capital reserve for potential share repurchases.
Return on common equity tier 1 capital: 3Q24

vs 3Q23
The annualized return on CET1 capital was 7.6%, compared with negative 3.7%, driven by net profit attributable to shareholders compared with

a loss attributable

to shareholders in the

prior-year quarter, as well as a decrease in
average CET1 capital. On an underlying basis

the return on CET1 capital was 9.4%, compared with

1.5%.
Risk-weighted assets: 3Q24 vs 2Q24
During the third

quarter of

2024, RWA increased

by USD 8.0bn

to USD 519.4bn,

driven by an

USD 11.2bn increase
in currency effects, partly offset by

decreases of USD 1.7bn resulting from asset

size and other movements,

as well
as USD 1.6bn resulting from model updates and methodology

changes.
Common equity tier 1 capital ratio: 3Q24 vs 2Q24
Our CET1 capital ratio decreased to 14.3% from 14.9%,

reflecting a USD 1.9bn decrease in CET1 capital and the
aforementioned increase in RWA.

UBS Group third quarter 2024 report |
UBS Group | Group performance

Leverage ratio denominator: 3Q24 vs 2Q24
The leverage ratio denominator (the

LRD) increased by USD 44.1bn

to USD 1,608.3bn, driven by

currency effects
of USD 53.6bn,

partly offset by asset size and other movements of

USD 9.5bn.
Common equity tier 1 leverage ratio: 3Q24

vs 2Q24
Our CET1 leverage ratio

decreased to 4.6% from

4.9%, reflecting the aforementioned

increase in the

LRD and a
USD 1.9bn decrease in CET1 capital.
Results 9M24 vs 9M23
Operating profit before

tax decreased by

USD 23,233m, or 80%,

to USD 5,773m, as

the prior-year period included
negative goodwill of USD 27,264m

relating to the acquisition of

the Credit Suisse Group.

Total revenues increased
by USD 6,997m

and included

an increase

of USD 886m

in accretion

impacts resulting

from PPA

adjustments on
financial instruments and other PPA effects. This increase was partly offset by a USD 3,544m increase in operating expenses,

including a

USD 699m increase

in integration-related

expenses. Net

credit loss

expenses were

USD 322m,
compared with USD 901m in the first nine months

of 2023.
Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit or

loss increased

by USD 3,191m

to USD 16,817m

and included

an increase

of USD 514m

in accretion

impacts
resulting

from

PPA

adjustments

on

financial

instruments

and

other

PPA

effects.

Global

Wealth

Management
revenues

increased

by

USD 598m,

largely

as

a

result

of

the

consolidation of

Credit

Suisse

revenues

for

the

full
period, and included

USD 717m of accretion

of PPA

adjustments on financial

instruments and other

PPA effects,
compared with

USD 552m in

the first

nine months

of 2023.

The remaining variance

was largely

driven by lower
deposit revenues, mainly

as a

result of

lower margins and

including the

effects of

shifts to

lower-margin deposit
products. The

remaining variance

was also due

to higher

liquidity and

funding costs,

as well as

lower loan

revenues,
reflecting lower average volumes. Personal &

Corporate Banking increased by USD 1,073m, mainly due

to higher
net interest income,

largely attributable to

the consolidation of

Credit Suisse net

interest income for

the full period,
which

included

USD 717m

of

accretion

of

PPA

adjustments

on

financial

instruments

and

other

PPA

effects,
compared with USD 418m in the first nine months of 2023. Non-core and Legacy increased by USD 969m, mainly
due to the consolidation of Credit Suisse revenues for the full period. Non-core and Legacy revenues reflected net gains from position exits, along with net interest income from securitized products and credit products, as well as
a net

gain of

USD 272m, after

the accounting

for the

PPA adjustments

at the

closing of

the acquisition

of the

Credit
Suisse

Group,

from

the

sale

of

assets

from

the

former

Credit

Suisse

securitized

products

group

to

Apollo
Management Holdings and certain other entities

(collectively, Apollo).

›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for information about the conclusion of an investment management agreement with Apollo and the transfer of senior secured asset-based financing
Net fee and commission income increased by

USD 3,750m to USD 19,540m and included a USD

394m increase in
accretion of PPA adjustments on financial instruments and other PPA effects, which was reflected in other fee and commission income, mainly

in the

Investment Bank. Portfolio

management and related

service fees

increased by
USD 1,531m, and

investment fund

fees increased

by USD 575m,

predominantly in

Global Wealth

Management
and Asset

Management, respectively, due

to positive market

performance and

the consolidation of

Credit Suisse
revenues for

the full

period. Net

brokerage fees

increased by

USD 531m, reflecting

an increase

in Execution

Services
in the

Investment Bank,

mainly driven

by increases

in Cash

Equities across

all regions,

as well

as an

increase in

Global
Wealth Management,

mainly due

to higher

levels of

client activity

and also

due to

the consolidation

of Credit

Suisse.
Underwriting fee

income

increased by

USD 200m, largely

driven

by

a

USD 152m increase

in

debt

underwriting
revenues, mainly due to increased deal volumes in the Global Banking business in the Investment Bank. M&A and corporate finance

fees increased

by USD 156m,

predominantly reflecting

an increase

in advisory

revenues in

our
Global Banking business within the Investment

Bank.

UBS Group third quarter 2024 report |
UBS Group | Group performance

Other income was USD 619m,

compared with USD 563m in the

first nine months of 2023.

This was mainly due to
a USD 135m gain

related to the

sale of our

investment in an

associate,

as well as

a USD 100m net

gain in Asset
Management

from

both

the

sale

of

our

Brazilian

real

estate

fund

management

business

and

the

sale

of

our
shareholding in CSILS. In addition, the share of net profits of associates and joint ventures increased by USD 59m, mainly as a result of

the consolidation of Credit Suisse revenues for

the full period. These gains were partly offset
by a USD 93m

decrease in gains

recognized on repurchases

of UBS’s own

debt instruments compared

with the first
nine months of 2023.
Personnel expenses increased

by USD 3,119m

to USD 20,957m, largely

due to

the consolidation of

Credit Suisse
expenses for the

full period, and

included an increase

of USD 543m

of integration-related expenses,

which were
largely related to

salaries, severance and variable

compensation.

Salaries and variable

compensation increased by
USD 2,612m,

due

to

the

aforementioned

effects,

and

included

a

USD 521m

increase

in

financial

advisor
compensation due to higher compensable

revenues.
General

and

administrative

expenses

decreased

by

USD 37m

to

USD 7,120m.

Litigation,

regulatory

and

similar
matters reflected a release

of USD 227m, predominantly

due to releases of USD

234m of IFRS 3 acquisition-related
contingent liabilities following settlements of the relevant matter in 2024, compared with expenses of

USD 802m
in the first nine months of 2023, which included a USD 665m increase in provisions recognized in the first quarter
of 2023 related

to the US

residential mortgage-backed securities litigation

matter. The nine-month

period ended
30 September 2023 also

included a one-time expense

of USD 289m related to

a provision for an

onerous contract.
In addition, the

prior-year period included

USD 202m of

acquisition costs. These

decreases were

partly offset by

the
consolidation of Credit

Suisse expenses,

higher technology costs

and an increase

in integration-related expenses,
mainly related to consulting, legal and outsourcing

costs.
Depreciation, amortization

and impairment of

non-financial assets increased

by USD 463m to

USD 2,804m, largely
due to the consolidation of Credit

Suisse expenses for the full period,

a USD 173m increase in internally

generated
capitalized

software,

reflecting

a

higher

level

of

capitalized

cost,

and

a

USD 136m

increase

in

accelerated
depreciation of real

estate as a

result of decisions

to vacate certain

leased and owned

properties. This was

partly
offset by the recognition of a USD 206m impairment in

the second quarter of 2023 related to software projects

in
progress resulting from a reprioritization

of software development activity in

the context of the

acquisition of the
Credit Suisse Group.
Outlook
In the third

quarter of 2024 we

saw strong client activity

against a market backdrop

that, while constructive, still
exhibited periods of high volatility and dislocation.

Entering the fourth quarter, we see a continuation of these market conditions sustained by the prospects of a soft
landing in

the US

economy. However,

the macroeconomic

outlook in

the rest

of the

world remains

clouded. In
addition to seasonality,

the ongoing geopolitical conflicts

and the upcoming US elections

are creating uncertainties
that are likely to affect investor behavior.

In the fourth quarter,

we anticipate a mid-single

digit decline in net

interest income in Global

Wealth Management
and a

low single-digit

decline in

Personal &

Corporate Banking.

Non-core and

Legacy is

expected to

generate a
quarterly pre-tax loss in line with our earlier guidance.

The Group’s non-personnel

costs are expected

to show a

seasonal sequential uptick.

The Group’s quarterly

tax rate
is expected to be

around 35%. Integration-related expenses are

expected to be around USD 1.2bn

and accretion
of PPA effects to contribute around USD 0.5bn

to the Group’s total revenues.

As we stay close

to clients, helping

them navigate this

environment, and execute

on our priorities,

we will continue
to invest

to drive

sustainable long-term

value for

our stakeholders

while maintaining

a balance

sheet for

all seasons.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items

UBS business divisions and
Group Items
Management report
Our businesses
We report

five business

divisions, each

of which

qualifies as

an operating

segment pursuant

to IFRS

Accounting
Standards: Global Wealth Management,

Personal & Corporate Banking,

Asset Management, the Investment

Bank,
and Non-core

and Legacy.

Non-core and

Legacy includes

positions and

businesses not

aligned with

our strategy
and policies. Those

consist of the

assets and liabilities

reported as part

of the

former Capital Release

Unit (Credit
Suisse) and certain

assets and liabilities

of the former

Investment Bank (Credit

Suisse), the former

Corporate Center
(Credit Suisse) and other former Credit Suisse business divisions. Non-core and Legacy also includes the remaining assets and

liabilities of

UBS’s Non-core

and Legacy

Portfolio, previously

reported in

Group Functions

(which has
been renamed

Group Items),

and smaller

amounts of

assets and

liabilities of

UBS’s business

divisions that

have been
assessed as not strategic in light of the acquisition

of the Credit Suisse Group.
Our Group functions

are support and

control functions that

provide services to

the Group. Virtually

all costs and
revenues incurred

by the

support and

control functions

are allocated

to the

business divisions,

leaving a

residual
amount, mainly

related to

certain Group

funding and

hedging items,

that we

refer to

as Group

Items in

our segment
reporting.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Global Wealth Management

18
Global Wealth Management
Global Wealth Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Net interest income

1,811

1,825

1,991

(1)

(9)

5,509

5,211
Recurring net fee income
3

3,235

3,104

2,965

4

9

9,363

8,088
Transaction-based income
3

1,144

1,105

977

4

17

3,461

2,669
Other income

10

19

19

(50)

(50)

63

34
Total revenues

6,199

6,053

5,953

2

4

18,395

16,002
Credit loss expense / (release)

2

(1)

10

(78)

(2)

174
Operating expenses

5,112

5,183

5,017

(1)

2

15,340

12,663
Business division operating profit / (loss) before tax

1,085

871

926

25

17

3,057

3,165
Underlying results
Total revenues as reported

6,199

6,053

5,953

2

4

18,395

16,002
of which: PPA effects and other integration items
4

224

233

388

(4)

(42)

691

574
of which: PPA effects recognized in net interest income

221

240

371

(8)

(40)

717

552
of which: PPA effects and other integration items recognized in transaction-based income

3

(6)

17

(81)

(27)

22
Total revenues (underlying)
3

5,975

5,820

5,565

3

7

17,705

15,428
Credit loss expense / (release)

2

(1)

10

(78)

(2)

174
Operating expenses as reported

5,112

5,183

5,017

(1)

2

15,340

12,663
of which: integration-related expenses and PPA effects
3,5

419

523

448

(20)

(6)

1,347

516
Operating expenses (underlying)
3

4,693

4,660

4,569

1

3

13,993

12,147
of which: expenses for litigation, regulatory and similar matters

18

17

22

6

(19)

46

73
Business division operating profit / (loss) before tax as reported

1,085

871

926

25

17

3,057

3,165
Business division operating profit / (loss) before tax (underlying)
3

1,280

1,161

986

10

30

3,713

3,107
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

17.2

(15.3)

(36.3)

(3.4)

(19.2)
Cost / income ratio (%)
3

82.5

85.6

84.3

83.4

79.1
Average attributed equity (USD bn)
6

33.5

32.9

33.1

2

1

33.2

27.9
Return on attributed equity (%)
3,6

13.0

10.6

11.2

12.3

15.1
Financial advisor compensation
7

1,335

1,291

1,150

3

16

3,892

3,372
Net new fee-generating assets (USD bn)
3

14.6

16.3

48.4
Fee-generating assets (USD bn)
3

1,858

1,764

5

1,858
Net new assets (USD bn)
3

24.7

26.9

38.0

79.0

108.2
Invested assets (USD bn)
3

4,259

4,038

3,685

5

16

4,259

3,685
Loans, gross (USD bn)
8

311.5

305.2

318.2

2

(2)

311.5

318.2
Customer deposits (USD bn)
8

481.9

476.2

456.3

1

6

481.9

456.3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,9

0.4

0.4

0.4

0.4

0.4
Advisors (full-time equivalents)

9,897

10,068

10,738

(2)

(8)

9,897

10,738
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

29.9

27.7

(20.1)

19.5

(16.0)
Cost / income ratio (%)
3

78.5

80.1

82.1

79.0

78.7
Return on attributed equity (%)
3,6

15.3

14.1

11.9

14.9

14.8
1 Comparatives may differ due to adjustments

following organizational changes,

restatements due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after the
reporting period.

2 Comparative

figures have

been restated

for changes in

business division

perimeters, Group

Treasury allocations

and Non-core

and Legacy

cost allocations,

as well as

changes in

the equity
attribution framework. Refer to “Note 3 Segment reporting” in the

“Consolidated financial statements” section of this report and to “Changes to segment reporting in 2024” in the “UBS business divisions

and Group
Items” section and the “Equity attribution” section of the UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

3 Refer to “Alternative performance
measures” in the appendix to this report for the definition and calculation method. We started to report fee-generating assets and net new fee-generating assets on a consolidated basis,

including Credit Suisse data,
from the fourth

quarter of 2023

onward.

4 Includes accretion

of PPA

adjustments on financial

instruments and other

PPA effects,

as well as

temporary and

incremental items directly

related to the

integration.

5 Includes temporary, incremental operating expenses

directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

6 Refer to
the “Equity attribution” section of this report for more information about the equity attribution framework.

7 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.
Consists of cash and deferred compensation awards

and is based on compensable revenues and firm

tenure using a formulaic approach. Also

includes expenses related to compensation commitments

with financial
advisors entered into at the time of recruitment that are subject to vesting requirements.

Recruitment loans to financial advisors were USD 1,749m as of 30 September 2024.

8 Loans and Customer deposits in this
table include customer brokerage receivables

and payables, respectively,

which are presented in separate reporting

lines on the balance sheet.

9 Refer to the “Risk management and control”

section of this report
for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
Results: 3Q24 vs 3Q23
Profit

before

tax increased

by

USD 159m, or

17%, to

USD 1,085m, mainly

due to

higher total

revenues, partly
offset

by

higher

operating expenses.

Underlying

profit

before

tax

was

USD 1,280m,

an

increase

of

30%,

after
excluding USD 419m

of integration-related

expenses and

purchase price

allocation (PPA)

effects from

operating
expenses, as well as USD 224m

of PPA effects and other integration items from total revenues.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Global Wealth Management

19
Total revenues
Total

revenues

increased

by

USD 246m, or

4%,

to USD 6,199m,

largely driven

by

higher

recurring

net fee

and
transaction-based income, partly offset by lower net interest income. Total revenues included the aforementioned
USD 224m of

PPA

effects and

other integration

items, which represented

a USD 164m

decrease compared

with
the USD 388m recorded

for such effects

and items in

the third

quarter of 2023. Excluding

these PPA

effects and
other integration items, underlying total revenues were USD 5,975m,

an increase of 7%.
Net interest income decreased by USD 180m, or 9%, to USD 1,811m and included USD 221m

of accretion of PPA
adjustments on

financial instruments

and other

PPA effects,

compared with

USD 371m in

the third

quarter of

2023.
The remaining decrease

was largely driven

by lower deposit

margins, including the

effects of shifts

to lower-margin
deposit

products

and

the

effects

of

liquidity

and

funding

costs,

partly

offset

by

higher

deposit

volumes.

The
remaining

decrease

was

also

due

to

lower

loan

revenues,

reflecting

lower

average

volumes.

Excluding

the
aforementioned accretion and other effects, underlying

net interest income was USD 1,590m, a decrease

of 2%.

Recurring

net

fee

income

increased

by

USD 270m,

or

9%,

to

USD 3,235m,

mainly

driven

by

positive

market
performance.
Transaction-based income

increased by

USD 167m, or

17%, to

USD 1,144m, mainly

driven by

higher levels

of client
activity,

particularly

in

the

Americas,

Asia

Pacific

and

Switzerland

regions.

Transaction-based

income

included
USD 6m of accretion of PPA adjustments on financial instruments and other PPA effects, compared with USD 17m
in the

third quarter

of 2023;

the third

quarter of

2024 also

included negative

USD 3m of

temporary and

incremental
items

directly

related

to

the

integration

of

Credit

Suisse. Excluding

USD 3m

resulting

from

the

aforementioned
accretion

and

other

effects

and

temporary

and

incremental

items,

underlying

transaction-based

income

was
USD 1,140m, an increase of 19%.
Credit loss expense / release
Net credit loss expenses decreased by USD 8m to USD 2m.

Operating expenses
Operating

expenses

increased

by

USD 95m,

or

2%,

to

USD 5,112m,

largely

due

to

an

increase

in

personnel
expenses,

which

resulted

from

higher

financial

advisor

compensation

reflecting

an

increase

in

compensable
revenues. Operating expenses included integration-related

expenses of USD 417m, which represented a USD 29m
decrease

compared with

the USD 446m

of integration-related

expenses recorded

for the

third quarter

of 2023.
Excluding

integration-related

expenses

and

PPA

effects

of

USD 419m,

underlying

operating

expenses

were
USD 4,693m, an increase of 3%.
Invested assets: 3Q24 vs 2Q24
Invested

assets

increased

by

USD 221bn

to

USD 4,259bn,

mainly

driven

by

positive

market

performance

of
USD 146.7bn, positive foreign currency effects of USD 53.7bn and net new asset inflows of USD 24.7bn.
Loans: 3Q24 vs 2Q24
Loans increased by

USD 6.3bn to

USD 311.5bn, driven

by positive

foreign currency effects,

partly offset

by negative
net new loans of USD 3.0bn.
Customer deposits: 3Q24 vs 2Q24
Customer deposits

increased

by

USD 5.7bn to

USD 481.9bn, mainly

driven by

positive

foreign

currency

effects,
partly offset by net new deposit outflows of USD 3.9bn.
Results: 9M24 vs 9M23
Profit before tax decreased

by USD 108m, or 3%,

to USD 3,057m, mainly

due to higher operating

expenses, partly
offset by the

impact from the

acquisition of the

Credit Suisse Group

and by higher

total revenues. Underlying

profit
before tax was USD 3,713m,

an increase of 20%,

after excluding USD 1,347m

of integration-related expenses

and
PPA effects from

operating expenses, as

well as USD 691m

of PPA

effects and other

integration items from

total
revenues.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Global Wealth Management

20
Total revenues increased by USD 2,393m,

or 15%, to USD 18,395m, largely

driven by the consolidation of

Credit
Suisse revenues for

the full period,

as well as

higher recurring

net fee and

transaction-based income.

Total revenues
included the

aforementioned

USD 691m

of PPA

effects and

other integration

items, which

represented a

USD 117m
increase compared with the USD 574m recorded for

such effects and items in the nine months

of 2023. Excluding
these PPA effects and other integration items,

underlying total revenues were USD 17,705m,

an increase of 15%.
Net interest income

increased by USD 298m,

or 6%, to

USD 5,509m, largely attributable

to the

consolidation of
Credit Suisse net interest

income for the

full period, and included

USD 717m of accretion of

PPA adjustments on
financial

instruments

and

other

PPA

effects,

compared

with

USD 552m

in

the

first

nine

months

of

2023.

The
remaining variance was largely

driven by lower deposit

revenues, mainly as a result

of lower margins and including
the effects of shifts to lower-margin deposit products.

The remaining variance was also due to higher liquidity and
funding costs,

as well

as

lower loan

revenues,

reflecting lower

average volumes.

Excluding

the aforementioned
accretion and other effects, underlying net interest

income was USD 4,791m, an increase

of 3%.

Recurring net

fee income

increased by

USD 1,275m, or

16%, to

USD 9,363m, mainly

driven by

positive market
performance and the consolidation of Credit

Suisse recurring net fee income for the full period.
Transaction-based income

increased by

USD 792m, or

30%, to

USD 3,461m, mainly

driven by

higher levels

of client
activity, particularly

in the

Americas and

Asia Pacific

regions, and

the consolidation

of Credit

Suisse transaction-
based income for the full period. Transaction-based

income included USD 21m of accretion

of PPA adjustments on
financial instruments

and other

PPA effects,

compared with

USD 22m in

the first

nine months

of 2023;

the first
nine months of 2024

also included negative USD 48m of

temporary and incremental items directly

related to the
integration of Credit

Suisse. Excluding negative USD 27m

resulting from the

aforementioned accretion and other
effects and temporary and incremental items, underlying transaction-based income was USD 3,488m, an increase of 32%.
Other income increased by USD 29m to

USD 63m, mainly due to the

consolidation of Credit Suisse other income
for the full period.
Net credit

loss releases

were USD 2m,

compared with

net credit loss

expenses of

USD 174m in the

first nine

months
of 2023. Prior-year period net

credit loss expenses were largely driven

by the initial recognition of expected credit
loss allowances and provisions with respect

to Credit-Suisse-related positions.
Operating expenses

increased by

USD 2,677m, or

21%, to

USD 15,340m, largely

due to

the consolidation

of Credit
Suisse

expenses

for

the

full

period.

Operating

expenses

included

integration-related

expenses

of

USD 1,340m,
which represented an USD 827m increase compared

with the USD 513m of integration-related expenses recorded
for the

first nine

months of

2023. The

remaining variance

was due

to higher

personnel expenses,

primarily reflecting
an increase in

financial advisor compensation reflecting

higher compensable revenues, and

also due

to increased
technology expenses.

Excluding integration-related

expenses and

PPA effects of

USD 1,347m, underlying

operating
expenses were USD 13,993m, an increase of

15%.

Regional breakdown of performance measures
As of or for the quarter ended 30.9.24
USD bn, except where indicated Americas
1
Switzerland EMEA Asia Pacific Global
2
Global Wealth
Management
Total revenues (USD m)

2,838

1,043

1,169

919

230

6,199
Operating profit / (loss) before tax (USD m)

330

368

304

286

(204)

1,085
Operating profit / (loss) before tax (underlying) (USD m)
3

330

368

304

286

(8)

1,280
Cost / income ratio (%)
3

88.1

65.0

74.2

69.4

82.5
Cost / income ratio (underlying) (%)
3

88.1

65.0

74.2

69.4

78.5
Loans, gross

96.5
4

111.5

59.7

42.8

0.9

311.5
Net new loans

0.0

(1.3)

(1.5)

0.0

(0.1)

(3.0)
Net new fee-generating assets
3

7.5

1.6

1.0

4.5

(0.1)

14.6
Fee-generating assets
3

1,063

236

388

170

1

1,858
Net new assets
3

8.0

9.4

0.7

7.3

(0.8)

24.7
Net new assets growth rate (%)
3

1.6

5.0

0.5

4.7

2.4
Invested assets
3

2,096

796

684

678

5

4,259
Advisors (full-time equivalents)

5,986

1,331

1,522

949

109

9,897
1 Including the following business units: United States

and Canada; and Latin America.

2 Includes minor functions, which

are not included in the four regions

individually presented in this table,

and also includes
impacts from accretion of

PPA adjustments on

financial instruments and other

PPA effects and

integration-related expenses.

3 Refer to “Alternative

performance measures” in the

appendix to this report

for the
definition and calculation method.

4 Loans include customer brokerage receivables,

which are presented in a separate reporting line on the balance sheet.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Global Wealth Management

21
Regional comments 3Q24 vs 3Q23, except where

indicated

Americas
Profit

before

tax

increased

by

USD 32m

to

USD 330m.

Total

revenues

increased

by

USD 236m,

or

9%,

to
USD 2,838m, mainly

driven by

higher recurring

net fee

income and

transaction-based

income, partly

offset by

lower
net interest income.

The cost / income

ratio decreased

to 88.1%

from 89.1%. Loans

were broadly stable

compared
with the second quarter of 2024, at USD 96.5bn.

Net new asset inflows were USD 8.0bn.
Switzerland
Profit

before

tax

increased

by

USD 51m

to

USD 368m.

Total

revenues

increased

by

USD 48m,

or

5%,

to
USD 1,043m, mostly driven

by higher transaction-based income

and recurring net

fee income. The

cost / income
ratio

decreased

to

65.0%

from

66.2%.

Loans

increased

5%

compared

with

the

second

quarter

of

2024,

to
USD 111.5bn, mainly reflecting

positive foreign currency

effects, partly offset

by USD 1.3bn of

negative net new
loans. Net new asset inflows were USD 9.4bn.
EMEA
Profit

before

tax

increased

by

USD 75m

to

USD 304m.

Total

revenues

increased

by

USD 31m,

or

3%,

to
USD 1,169m, mainly driven

by higher recurring

net fee income

and transaction-based income.

The cost / income
ratio

decreased

to

74.2%

from

79.1%.

Loans

increased

1%

compared

with

the

second

quarter

of

2024,

to
USD 59.7bn, mainly

driven by

positive foreign

currency effects,

partly offset

by USD 1.5bn

of negative

net new
loans. Net new asset inflows were USD 0.7bn.
Asia Pacific
Profit

before

tax

increased

by

USD 154m

to

USD 286m.

Total

revenues

increased

by

USD 106m,

or

13%,

to
USD 919m,

mainly

driven

by

increases

in

transaction-based

income,

recurring

net

fee

income

and

net

interest
income. The cost / income ratio

decreased to 69.4% from 84.2%. Loans increased

1% compared with the second
quarter of

2024, to

USD 42.8bn, mainly

driven by

positive foreign

currency effects.

Net new

asset inflows

were
USD 7.3bn.
Global
Operating loss before tax

was USD 204m, mainly including USD 419m

of the aforementioned integration-related
expenses and

PPA

effects in

operating expenses,

partly offset

by the

aforementioned USD 224m

related to

PPA
effects and other integration items in total revenues.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

22
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
1
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Net interest income

1,227

1,225

1,387

0

(12)

3,783

3,030
Recurring net fee income
3

363

357

345

1

5

1,068

805
Transaction-based income
3

439

463

479

(5)

(8)

1,350

1,159
Other income

29

16

31

79

(7)

56

53
Total revenues

2,056

2,061

2,242

0

(8)

6,257

5,048
Credit loss expense / (release)

71

92

147

(23)

(52)

202

359
Operating expenses

1,258

1,266

1,246

(1)

1

3,765

2,698
Business division operating profit / (loss) before tax

728

703

849

3

(14)

2,290

1,991
Underlying results
Total revenues as reported

2,056

2,061

2,242

0

(8)

6,257

5,048
of which: PPA effects and other integration items
4

239

223

297

7

(20)

688

425
of which: PPA effects recognized in net interest income

219

201

259

9

(15)

632

374
of which: PPA effects and other integration items recognized in transaction-based income

20

22

38

(7)

(47)

56

52
Total revenues (underlying)
3

1,818

1,838

1,945

(1)

(7)

5,569

4,622
Credit loss expense / (release)

71

92

147

(23)

(52)

202

359
Operating expenses as reported

1,258

1,266

1,246

(1)

1

3,765

2,698
of which: integration-related expenses and PPA effects
3,5

170

165

155

3

10

477

188
Operating expenses (underlying)
3

1,088

1,101

1,091

(1)

0

3,288

2,509
of which: expenses for litigation, regulatory and similar matters

0

0

(9)

(59)

0

(8)
Business division operating profit / (loss) before tax as reported

728

703

849

3

(14)

2,290

1,991
Business division operating profit / (loss) before tax (underlying)
3

659

645

707

2

(7)

2,079

1,753
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(14.3)

19.2

97.6

15.0

62.9
Cost / income ratio (%)
3

61.2

61.4

55.6

60.2

53.4
Average attributed equity (CHF bn)
6

18.9

19.4

19.0

(3)

(1)

19.1

13.7
Return on attributed equity (%)
3,6

15.4

14.5

17.9

15.9

19.4
Net interest margin (bps)
3

199

195

217

202

202
Loans, gross (CHF bn)

244.2

249.5

254.5

(2)

(4)

244.2

254.5
Customer deposits (CHF bn)

252.3

254.7

253.9

(1)

(1)

252.3

253.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,7

1.2

1.1

0.8

1.2

0.8
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

(6.8)

30.5

64.5

18.5

43.4
Cost / income ratio (%)
3

59.9

59.9

56.1

59.0

54.3
Return on attributed equity (%)
3,6

13.9

13.3

14.9

14.5

17.1
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative

figures have

been restated

for changes

in business

division perimeters,

Group Treasury

allocations and

Non-core and

Legacy cost allocations,

as well

as changes

in the

equity
attribution framework. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report and to “Changes to segment reporting in

2024” in the “UBS business divisions and Group
Items” section and the “Equity attribution” section of the UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

3 Refer to “Alternative performance
measures” in the appendix

to this report for

the definition and calculation

method.

4 Includes accretion of

PPA adjustments on

financial instruments and other

PPA effects,

as well as temporary

and incremental
items directly related to the integration.

5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

6 Refer to the “Equity

attribution” section of this report

for more information about

the equity attribution framework.

7 Refer to the “Risk

management and control” section

of this
report for more information about (credit-)impaired exposures.
Results : 3Q24 vs 3Q23
Profit before tax decreased by CHF 121m, or 14%, to

CHF 728m, mainly due to lower

total revenues, partly offset
by lower net credit

loss expenses.

Underlying profit before tax was

CHF 659m, a decrease of 7%,

after excluding
CHF 239m of

purchase price

allocation (PPA)

effects and

other integration

items from

total revenues,

as well

as
excluding integration-related expenses and PPA effects of CHF 170m from operating expenses.
Total revenues
Total

revenues decreased by CHF 186m, or 8%, to

CHF 2,056m, largely reflecting lower

net interest income. Total
revenues included the aforementioned CHF 239m

of PPA effects and other integration items, which represented a
CHF 58m

decrease compared with the

CHF 297m recorded for such

effects and items in

the third quarter of

2023.
Excluding

the

aforementioned

PPA

effects

and

other

integration

items,

underlying

total

revenues

were
CHF 1,818m, a decrease of 7%.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

23
Net interest income

decreased by CHF 160m,

or 12%, to CHF 1,227m

and included CHF 219m

of accretion of

PPA
adjustments on

financial instruments

and other

PPA effects,

compared with

CHF 259m in the

third quarter

of 2023.
The remaining

decrease was

mainly due

to higher

liquidity and

funding costs,

as well

as lower

deposit margins
resulting

from

both

lower

reinvestment

rates

and

shifts

to

lower-margin

deposit

products.

Excluding

the
aforementioned accretion and other effects,

underlying net interest income was CHF 1,008m,

a decrease of 11%.
Recurring net fee income increased by CHF 18m,

or 5%, to CHF 363m, mainly due to higher custody

asset levels.
Transaction-based income

decreased by

CHF 40m, or

8%, to

CHF 439m, and

included an

CHF 18m decrease

in
accretion of PPA adjustments

on financial instruments and

other PPA effects, which

were CHF 20m compared with
CHF 38m

in

the

third

quarter of

2023.

The

decrease

in

transaction-based income

was

also

due

to

lower

trade
finance

revenues,

partly

offset

by

higher

card

fees.

Excluding

the

aforementioned

accretion

and

other

effects,
underlying transaction-based income was

CHF 419m, a decrease of 5%.
Other income was broadly stable at CHF 29m.
Credit loss expense / release
Net credit loss expenses were CHF 71m,

mainly reflecting net credit loss expenses of CHF 80m

on credit-impaired
positions with

a small

number of

corporate counterparties,

partly offset

by net

credit loss

releases of

CHF 9m related
to performing positions. These compared with net credit loss expenses of CHF 147m in the third quarter of 2023, which reflected both performing and credit-impaired positions.
Operating expenses
Operating expenses increased

by CHF 12m, or

1%, to CHF 1,258m

and included integration-related

expenses of
CHF 148m, which represented a CHF 16m increase compared with the CHF 132m of integration-related expenses recorded

for

the

third

quarter

of

2023.

Excluding

integration-related

expenses

and

PPA

effects

of

CHF 170m,
underlying operating expenses were CHF 1,088m, broadly stable year over year.
Results: 9M24 vs 9M23
Profit

before tax

increased by

CHF 299m,

or 15%,

to CHF

2,290m, mainly

due to

the acquisition

of the

Credit
Suisse Group.

Underlying profit

before tax was

CHF 2,079m, an

increase of

19%, after

excluding CHF 688m

of PPA
effects and other integration items from total revenues, as well as excluding integration-related expenses and PPA effects of CHF 477m from operating expenses.
Total revenues increased

by CHF 1,209m,

or 24%, to

CHF 6,257m, mainly

due to the

consolidation of Credit

Suisse
revenues

for

the

full

period.

Total

revenues

included

the

aforementioned

CHF 688m

of

PPA

effects

and

other
integration items,

which represented

a CHF 263m

increase compared

with the CHF 425m

recorded for such

effects
and items in the first nine months of 2023.

Excluding the aforementioned PPA effects

and other integration items,
underlying total revenues were CHF 5,569m,

an increase of 20%.
Net interest

income increased by

CHF 753m, or

25%, to

CHF 3,783m, largely

as a

result of

the consolidation of
Credit Suisse net

interest income for the

full period,

and included CHF 632m of

accretion of PPA

adjustments on
financial instruments and other PPA effects, compared

with CHF 374m in the first nine months

of 2023. Excluding
the aforementioned accretion

and other effects,

underlying net interest

income was CHF 3,151m,

an increase of
19%.
Recurring net

fee income

increased by

CHF 263m, or

33%, to

CHF 1,068m, mainly

due to

the consolidation

of
Credit Suisse

recurring net fee

income for

the full

period, with

the remaining increase

including higher revenues
from increased custody asset levels.
Transaction-based income

increased by CHF 191m,

or 16%, to

CHF 1,350m, largely as

a result of the

consolidation
of

Credit

Suisse

transaction-based

income

for

the

full

period.

Transaction-based

income

included

CHF 63m

of
accretion of PPA adjustments on financial instruments and other PPA effects, compared with CHF 52m in the first
nine months of 2023; the first nine months of 2024 also

included negative CHF 7m of temporary and incremental
items directly

related to

the integration

of Credit

Suisse. Excluding

CHF 56m resulting

from the

aforementioned
accretion

and

other

effects

and

temporary

and

incremental

items,

underlying

transaction-based

income

was
CHF 1,294m, an increase of 17%.

Other income was broadly stable at CHF 56m.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Personal & Corporate Banking

24
Net credit

loss expenses

were CHF 202m,

mainly reflecting

net credit

loss expenses

on credit-impaired

positions
with

a

small

number of

corporate

counterparties, partly

offset

by

net credit

loss

releases

related

to

performing
positions. These

compared with

net credit

loss expenses

of CHF 359m

in the

first nine

months of

2023, largely
driven

by the

initial recognition

of expected

credit loss

allowances and

provisions with

respect to

Credit-Suisse-
related positions.
Operating expenses increased by CHF 1,067m,

or 40%, to CHF 3,765m, largely due to the

consolidation of Credit
Suisse expenses for the full

period. Operating expenses

included integration-related expenses

of CHF 409m, which
represented a CHF 251m increase compared with the CHF 158m of integration-related expenses recorded for the
first

nine

months

of

2023.

Excluding

integration-related

expenses

and

PPA

effects

of

CHF 477m,

underlying
operating expenses were CHF 3,288m, an increase

of 31%.
Personal & Corporate Banking – in US dollars
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Net interest income

1,429

1,350

1,559

6

(8)

4,288

3,367
Recurring net fee income
3

422

394

387

7

9

1,210

893
Transaction-based income
3

510

510

539

0

(5)

1,528

1,287
Other income

33

17

34

88

(3)

63

58
Total revenues

2,394

2,272

2,517

5

(5)

7,089

5,604
Credit loss expense / (release)

83

103

160

(19)

(48)

229

398
Operating expenses

1,465

1,396

1,400

5

5

4,265

2,996
Business division operating profit / (loss) before tax

846

773

957

9

(12)

2,594

2,210
Underlying results
Total revenues as reported

2,394

2,272

2,517

5

(5)

7,089

5,604
of which: PPA effects and other integration items
4

278

246

333

13

(16)

780

477
of which: PPA effects recognized in net interest income

255

221

290

15

(12)

717

418
of which: PPA effects and other integration items recognized in transaction-based income

23

24

43

(2)

(46)

64

58
Total revenues (underlying)
3

2,116

2,026

2,184

4

(3)

6,308

5,128
Credit loss expense / (release)

83

103

160

(19)

(48)

229

398
Operating expenses as reported

1,465

1,396

1,400

5

5

4,265

2,996
of which: integration-related expenses and PPA effects
3,5

198

182

174

9

14

540

211
Operating expenses (underlying)
3

1,267

1,213

1,226

4

3

3,725

2,785
of which: expenses for litigation, regulatory and similar matters

0

0

(9)

(56)

0

(9)
Business division operating profit / (loss) before tax as reported

846

773

957

9

(12)

2,594

2,210
Business division operating profit / (loss) before tax (underlying)
3

766

710

798

8

(4)

2,354

1,945
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(11.6)

18.0

116.7

17.4

72.3
Cost / income ratio (%)
3

61.2

61.4

55.6

60.2

53.5
Average attributed equity (USD bn)
6

21.8

21.4

21.4

2

2

21.7

15.2
Return on attributed equity (%)
3,6

15.5

14.5

17.9

15.9

19.4
Net interest margin (bps)
3

202

194

221

201

204
Loans, gross (USD bn)

288.4

277.6

277.9

4

4

288.4

277.9
Customer deposits (USD bn)

297.9

283.4

277.2

5

7

297.9

277.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,7

1.2

1.1

0.8

1.2

0.8
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

(4.1)

29.4

80.7

21.0

51.6
Cost / income ratio (%)
3

59.9

59.9

56.1

59.1

54.3
Return on attributed equity (%)
3,6

14.1

13.3

14.9

14.5

17.1
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative

figures have

been restated

for changes

in business

division perimeters,

Group Treasury

allocations and

Non-core and

Legacy cost allocations,

as well

as changes

in the

equity
attribution framework. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report and to “Changes to segment reporting in

2024” in the “UBS business divisions and Group
Items” section and the “Equity attribution” section of the UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

3 Refer to “Alternative performance
measures” in the appendix

to this report for

the definition and calculation

method.

4 Includes accretion of

PPA adjustments on

financial instruments and other

PPA effects,

as well as temporary

and incremental
items directly related to the integration.

5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

6 Refer to the “Equity

attribution” section of this report

for more information about

the equity attribution framework.

7 Refer to the “Risk

management and control” section

of this
report for more information about (credit-)impaired exposures.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Asset Management

25
Asset Management
Asset Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Net management fees
3

755

711

757

6

0

2,212

1,809
Performance fees

46

28

18

62

157

104

52
Net gain from disposals

72

28

152

100
Total revenues

873

768

775

14

13

2,416

1,861
Credit loss expense / (release)

0

0

0

0

1
Operating expenses

722

638

738

13

(2)

2,025

1,649
Business division operating profit / (loss) before tax

151

130

37

16

309

392

211
Underlying results
Total revenues as reported

873

768

775

14

13

2,416

1,861
Total revenues (underlying)
4

873

768

775

14

13

2,416

1,861
Credit loss expense / (release)

0

0

0

0

1
Operating expenses as reported

722

638

738

13

(2)

2,025

1,649
of which: integration-related expenses
4

86

98

126

(12)

(32)

255

140
Operating expenses (underlying)
4

636

540

612

18

4

1,770

1,509
of which: expenses for litigation, regulatory and similar matters

6

0

1

6

2
Business division operating profit / (loss) before tax as reported

151

130

37

16

309

392

211
Business division operating profit / (loss) before tax (underlying)
4

237

228

163

4

46

647

351
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4

309.1

64.8

(73.7)

85.9

(83.5)
Cost / income ratio (%)
4

82.7

83.0

95.2

83.8

88.6
Average attributed equity (USD bn)
5

2.7

2.7

3.1

1

(13)

2.7

2.3
Return on attributed equity (%)
4,5

22.4

19.5

4.8

19.6

12.4
Gross margin on invested assets (bps)
4

20

18

20

19

18
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
4

45.5

145.3

16.2

84.4

(17.6)
Cost / income ratio (%)
4

72.8

70.3

79.0

73.2

81.1
Return on attributed equity (%)
4,5

35.2

34.2

21.1

32.3

20.6
Information by business line / asset

class
Net new money (USD bn)
4
Equities

(4.9)

(8.2)

(5.7)

(9.8)

2.4
Fixed Income

5.3

(5.1)

4.6

14.0

23.5
of which: money market

4.7

(0.9)

5.7

14.2

20.9
Multi-asset & Solutions

(0.6)

(2.1)

(0.5)

(1.0)

1.3
Hedge Fund Businesses

(0.5)

0.0

(1.7)

(0.7)

(2.6)
Real Estate & Private Markets

0.7

0.0

0.7

1.0

2.4
Total net new money excluding associates

0.0

(15.5)

(2.6)

3.4

26.9
of which: net new money excluding money market

(4.8)

(14.6)

(8.3)

(10.8)

6.0
Associates
6

2.0

3.7

1.2

7.8

1.0
Total net new money

2.0

(11.8)

(1.5)

11.2

27.9
Invested assets (USD bn)
4
Equities

747

691

588

8

27

747

588
Fixed Income

471

450

446

5

6

471

446
of which: money market

153

146

146

5

5

153

146
Multi-asset & Solutions

285

277

248

3

15

285

248
Hedge Fund Businesses

60

59

58

2

4

60

58
Real Estate & Private Markets

152

147

149

4

2

152

149
Total invested assets excluding associates

1,714

1,624

1,489

6

15

1,714

1,489
of which: passive strategies

806

756

642

7

26

806

642
Associates
6

83

77

70

8

18

83

70
Total invested assets

1,797

1,701

1,559

6

15

1,797

1,559

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Asset Management

26
Asset Management (continued)
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Information by region
Invested assets (USD bn)
4
Americas

438

426

387

3

13

438

387
Asia Pacific
7

229

213

225

7

2

229

225
EMEA (excluding Switzerland)

403

380

328

6

23

403

328
Switzerland

728

682

619

7

18

728

619
Total invested assets

1,797

1,701

1,559

6

15

1,797

1,559
Information by channel
Invested assets (USD bn)
4
Third-party institutional

1,010

959

899

5

12

1,010

899
Third-party wholesale

182

181

162

0

12

182

162
UBS’s wealth management businesses

522

484

427

8

22

522

427
Associates
6

83

77

70

8

18

83

70
Total invested assets

1,797

1,701

1,559

6

15

1,797

1,559
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative

figures have

been restated

for changes in

business division

perimeters, Group

Treasury allocations

and Non-core

and Legacy

cost allocations,

as well as

changes in

the equity
attribution framework. Refer to “Note 3 Segment reporting” in the

“Consolidated financial statements” section of this report and to “Changes to segment reporting in 2024” in the “UBS business

divisions and Group
Items” section and the “Equity

attribution” section of the

UBS Group first quarter 2024

report, available under “Quarterly

reporting” at ubs.com/investors,

for more information.

3 Net management fees include
transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign-exchange hedging as part of the fund services offering),

distribution fees, incremental fund-
related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.

4 Refer to “Alternative performance

measures” in the appendix to this report for

the definition and calculation method.

5 Refer to the “Equity attribution” section of

this report for more information about
the equity attribution framework.

6 The invested assets and net new money amounts reported for associates are prepared in accordance with their local regulatory requirements and practices.

7 Includes invested
assets from associates.
Results: 3Q24 vs 3Q23

Profit before tax increased by

USD 114m, or 309%, to USD

151m, mainly due to a

USD 72m net gain from

both
the closing of the

remaining portion of

the sale of our

Brazilian real estate

fund management business

and the sale
of

our

shareholding

in

Credit

Suisse

Insurance

Linked

Strategies

Ltd

(CSILS).

Underlying

profit

before

tax

was
USD 237m, an increase of 46%, after excluding

integration-related expenses of USD 86m.
Total revenues
Total

revenues

increased

by

USD 98m,

or

13%,

to

USD 873m,

mainly

reflecting

the

total

net

gain

from

the
aforementioned sales.
Net management

fees decreased

by USD 2m

to USD 755m,

mainly reflecting

continued margin

compression, partly
offset by positive market performance and foreign currency effects. In addition, net management fees in the third quarter of 2024 included a revaluation of USD 19m

related to a real estate fund co-investment.
Performance fees

increased by

USD 28m, or

157%, to

USD 46m, mostly

due to increases

in Hedge Fund

Businesses
and Fixed Income.
Operating expenses
Operating expenses

decreased by

USD 16m, or

2%, to

USD 722m

and included

integration-related expenses

of
USD 86m, which represented a USD 40m decrease compared with the USD 126m of integration-related expenses recorded

for

the

third

quarter of

2023.

This

decrease

was

almost

entirely

offset

by

higher

personnel expenses,
reflecting

higher

revenues,

and

higher

expenses

for

litigation,

regulatory

and

similar

matters.

Excluding

the
aforementioned integration-related expenses, underlying

operating expenses were USD 636m, an increase

of 4%.
Invested assets: 3Q24 vs 2Q24

Invested

assets

increased

by

USD 96bn

to

USD 1,797bn,

mainly

reflecting

favorable

foreign

currency

effects

of
USD 53bn, positive market performance of

USD 45bn and net new money of USD

2bn. There was also a USD 4bn
decrease in invested

assets mainly related

to both the

sale of our shareholding

in CSILS and

the sale of

our Brazilian
real estate

fund management

business. Excluding

money market

flows and

associates, net

new money

was negative
USD 5bn.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Asset Management

27
Results: 9M24 vs 9M23
Profit before tax

increased by

USD 181m, or

86%, to USD 392m,

mainly reflecting

a USD 100m net

gain from

both
the sale of our

Brazilian real estate fund management business and

the sale of our

shareholding in CSILS, as well
as the consolidation of

Credit Suisse for the full

period. Underlying profit

before tax was USD 647m,

an increase of
84%, after excluding integration-related expenses

of USD 255m.
Total revenues

increased by

USD 555m, or

30%, to

USD 2,416m, primarily reflecting

the consolidation of

Credit
Suisse revenues for

the full

period. Total

revenues in the

first nine

months of 2024

included the

USD 100m total
net gain from the aforementioned sales.

Net management fees increased by USD 403m, or 22%, to USD 2,212m, largely attributable to the consolidation
of Credit

Suisse net management

fees for the

full period,

positive market

performance and

foreign currency

effects,
as well

as the

revaluation of a

real estate

fund co-investment, partly

offset by

continued margin compression.

In
addition, the first nine months of 2023 included the fee income of the former UBS Hana Asset Management Co.,
Ltd. and negative pass-through fees, with the corresponding

offset in performance fees.
Performance fees

increased

by USD 52m,

or 101%,

to USD 104m,

mostly due

to increases

in Hedge

Fund Businesses
and Fixed Income,

as well as

the consolidation of

Credit Suisse performance

fees for the

full period. These

increases
were partly offset by lower performance fees

related to the aforementioned pass-through

fees in 2023.
Operating expenses

increased by

USD 376m, or

23%, to

USD 2,025m, mainly

reflecting the

consolidation of

Credit
Suisse expenses for the

full period. Operating

expenses included integration-related

expenses of USD 255m,

which
represented a USD 115m increase compared with the USD 140m of integration-related expenses recorded for the first

nine

months

of

2023.

Excluding

the

aforementioned

integration-related

expenses,

underlying

operating
expenses were USD 1,770m, an increase of

17%.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Investment Bank

28
Investment Bank
Investment Bank
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Advisory

220

239

195

(8)

13

648

560
Capital Markets

516

736

514

(30)

0

1,935

1,019
Global Banking

736

974

708

(24)

4

2,582

1,578
Execution Services
3

440

405

317

9

39

1,247

1,002
Derivatives & Solutions
3

964

897

671

7

44

2,795

2,444
Financing

506

526

465

(4)

9

1,574

1,538
Global Markets

1,910

1,829

1,453

4

31

5,616

4,984
of which: Equities

1,432

1,355

1,076

6

33

4,140

3,545
of which: Foreign Exchange, Rates and Credit

477

474

377

1

27

1,476

1,439
Total revenues

2,645

2,803

2,162

(6)

22

8,199

6,562
Credit loss expense / (release)

9

(6)

4

120

34

142
Operating expenses

2,231

2,332

2,412

(4)

(7)

6,728

6,302
Business division operating profit / (loss) before tax

405

477

(254)

(15)

1,437

118
Underlying results
Total revenues as reported

2,645

2,803

2,162

(6)

22

8,199

6,562
of which: PPA effects
4

185

310

251

(40)

(26)

787

306
of which: PPA effects recognized in Global Banking revenue line

180

306

251

(41)

(28)

775

306
Total revenues (underlying)
5

2,461

2,493

1,911

(1)

29

7,412

6,257
Credit loss expense / (release)

9

(6)

4

120

34

142
Operating expenses as reported

2,231

2,332

2,412

(4)

(7)

6,728

6,302
of which: integration-related expenses
5

156

245

368

(36)

(58)

543

529
Operating expenses (underlying)
5

2,076

2,087

2,043

(1)

2

6,185

5,773
of which: expenses for litigation, regulatory and similar matters

(1)

(1)

0

(41)

(3)

65
Business division operating profit / (loss) before tax as reported

405

477

(254)

(15)

1,437

118
Business division operating profit / (loss) before tax (underlying)
5

377

412

(136)

(9)

1,193

341
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
5
n.m. n.m. n.m. n.m.

(93.4)
Cost / income ratio (%)
5

84.4

83.2

111.6

82.1

96.0
Average attributed equity (USD bn)
6

17.0

17.0

17.1

1

0

17.0

15.6
Return on attributed equity (%)
5,6

9.5

11.3

(5.9)

11.3

1.0
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
5
n.m. n.m. n.m.

249.4

(81.8)
Cost / income ratio (%)
5

84.4

83.7

106.9

83.4

92.3
Return on attributed equity (%)
5,6

8.8

9.7

(3.2)

9.4

2.9
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative

figures have

been restated

for changes

in business

division perimeters,

Group Treasury

allocations and

Non-core and

Legacy cost allocations,

as well

as changes

in the

equity
attribution framework. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report and to “Changes to segment reporting in 2024”

in the “UBS business divisions and Group
Items” section and the “Equity attribution” section of the

UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

3 Comparative figures for the quarter
ended 30 September 2023 and for the

nine-month period ended 30 September 2023 have been

restated as a result of the shift

of the foreign exchange products that are traded over

electronic platforms from Execution
Services to Derivatives & Solutions. The restatement had no effect on total Global Markets revenues.

4 Includes accretion of PPA adjustments on financial instruments and other PPA effects.

5 Refer to “Alternative
performance measures” in the appendix to this report for the definition and calculation method.

6 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Investment Bank

29
Results: 3Q24 vs 3Q23
Profit before

tax was

USD 405m, compared

with a loss

before tax of

USD 254m in

the third quarter

of 2023,

mainly
due

to

higher

total

revenues and

lower

operating expenses.

Underlying profit

before

tax

was

USD 377m, after
excluding USD 185m of purchase price allocation

(PPA) effects and USD 156m of integration-related

expenses.
Total revenues
Total revenues increased by

USD 483m, or

22%, to

USD 2,645m, due

to higher

Global Markets

and Global

Banking
revenues,

and

included

USD 185m

of

PPA

effects,

which

represented

a

USD 66m

decrease

compared

with

the
USD 251m recorded for

such effects in

the third quarter

of 2023. Excluding

these effects,

underlying total

revenues
were USD 2,461m, an increase of 29%.
Global Banking
Global Banking

revenues increased

by USD 28m,

or 4%,

to USD 736m

and included

a decrease

of USD 71m

of
accretion of PPA

adjustments on financial instruments and other PPA

effects. Excluding these accretion and other
effects, underlying Global Banking revenues increased by USD 98m,

or 21%.

Advisory revenues

increased by

USD 25m, or

13%, to

USD 220m, mainly

due to

higher merger

and acquisition
transaction revenues, which increased by

USD 24m, or 13%.

Capital Markets revenues increased by

USD 2m to USD 516m and included

a decrease of USD 71m of accretion

of
PPA

adjustments

on

financial

instruments

and

other

PPA

effects.

Excluding

these

accretion

and

other

effects,
underlying

Capital

Markets

revenues

increased

by

USD 73m,

or

28%,

with

increases

across

all

products.

Debt
Capital Markets revenues increased by USD 10m, or 12%, Equity Capital Markets revenues increased by USD 5m, or 9%, and Leveraged Capital Markets revenues

increased by USD 4m, or 4%.

Global Markets
Global Markets revenues increased by USD 457m, or

31%, to USD 1,910m, primarily driven by higher Derivatives
& Solutions and Execution Services revenues.
Execution

Services

revenues

increased

by

USD 123m,

or

39%,

to

USD 440m,

mainly

due

to

increases

in

Cash
Equities across all regions.
Derivatives &

Solutions revenues

increased by

USD 293m, or

44%, to

USD 964m, with

increases across

all products,
led by Equity Derivatives,

Foreign Exchange and Rates.
Financing revenues increased

by USD 41m, or

9%, to USD 506m

and included a

USD 67m gain from

the sale of
our investment in an associate.
Equities
Global Markets Equities revenues increased by USD 356m, or 33%,

to USD 1,432m, mostly driven by increases in
Equity Derivatives and Cash Equities, as well

as by the aforementioned gain from sale.
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange,

Rates

and

Credit

revenues

increased

by

USD 100m,

or

27%,

to

USD 477m,
primarily driven by increases in Foreign Exchange and Rates.
Credit loss expense / release
Net credit loss expenses increased by USD 5m to USD 9m.
Operating expenses
Operating expenses

decreased

by USD 181m,

or 7%,

to USD 2,231m,

largely due

to a

decrease

in integration-
related expenses,

which totaled USD 156m, representing a USD 212m decrease compared with the USD 368m of integration-related

expenses

recorded

for

the

third

quarter

of

2023.

Excluding

integration-related

expenses,
underlying operating expenses were USD 2,076m, an

increase of 2%.
Results: 9M24 vs 9M23
Profit before

tax increased by

USD 1,319m to USD 1,437m,

mainly due

to higher total

revenues, partly

offset by
higher operating

expenses. Underlying

profit before

tax was

USD 1,193m, after

excluding USD 787m

of PPA

effects
and USD 543m of integration-related expenses.
Total revenues
Total revenues increased by

USD 1,637m, or

25%, to

USD 8,199m, mainly

due to

higher Global

Banking and

Global
Markets

revenues.

The

consolidation

of

Credit

Suisse

revenues

included

USD 787m

of

PPA

effects,

which

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Investment Bank

30
represented a USD 481m increase compared

with the USD 306m recorded for

such effects in the first

nine months
of 2023. Excluding these effects, underlying total revenues were USD

7,412m, an increase of 18%.
Global Banking
Global Banking revenues increased by USD 1,004m, or 64%, to USD 2,582m, including an increase of USD 469m of accretion

of PPA adjustments

on financial

instruments and

other PPA effects.

Excluding these

accretion and

other
effects, underlying Global Banking revenues were USD 1,808m, an increase of 42%.

Advisory revenues

increased by

USD 88m, or

16%, to

USD 648m, mainly

due to

higher merger

and acquisition
transaction revenues, which increased by

USD 71m, or 14%.

Capital Markets revenues

increased by USD 916m,

or 90%, to USD

1,935m, including an

increase of USD 469m

of
accretion of PPA adjustments on

financial instruments and other PPA

effects. Excluding these accretion and

other
effects, underlying Capital Markets revenues increased by

USD 447m, or 63%, with increases

across all products.
Leveraged Capital Markets revenues increased by

USD 215m, or 129%, Debt Capital

Markets revenues increased
by USD 72m, or 32%, and Equity Capital

Markets revenues increased by USD 57m,

or 33%.

Global Markets
Global Markets revenues increased by USD 632m, or

13%, to USD 5,616m, primarily driven by higher Derivatives
& Solutions and Execution Services revenues.
Execution Services revenues increased by USD 245m, or 24%, to USD 1,247m, mainly driven by increases in

Cash
Equities across all regions.
Derivatives & Solutions revenues

increased by USD 351m, or 14%,

to USD 2,795m, with increases largely

in Equity
Derivatives and Foreign Exchange revenues.
Financing

revenues

increased

by

USD 36m,

or

2%,

to

USD 1,574m

and

included

a

USD 67m

gain

from

the
aforementioned sale of our investment in an

associate.
Equities
Global Markets Equities revenues increased by USD 595m, or 17%,

to USD 4,140m, mainly driven by increases in
Equity Derivatives and Cash Equities, as well

as by the aforementioned gain from sale.
Foreign Exchange, Rates and Credit
Global Markets Foreign Exchange, Rates and Credit revenues increased by

USD 37m, or 3%, to USD 1,476m.
Credit loss expense / release
Net

credit

loss

expenses

were

USD 34m,

mainly

reflecting

net

credit

loss

expenses

on

performing

and

credit-
impaired positions.

This compared

with net

credit loss

expenses of

USD 142m in

the first

nine months

of 2023,
largely driven

by the

initial recognition

of expected

credit loss

allowances and

provisions with

respect to

Credit-
Suisse-related positions.
Operating expenses
Operating expenses increased

by USD 426m, or

7%, to USD 6,728m,

and included integration-related

expenses of
USD 543m, which represented a USD 14m increase

compared with the USD 529m of

integration-related expenses
recorded for the first nine months of 2023. Excluding

integration-related expenses, underlying operating

expenses
were USD 6,185m, an

increase of 7%,

mainly due to

the consolidation

of Credit Suisse

expenses for

the full

period,
increases in technology expenses and higher variable

compensation.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Non-core and Legacy

31
Non-core and Legacy
Non-core and Legacy
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Total revenues

262

401

366

(35)

(29)

1,664

551
Credit loss expense / (release)

28

(1)

59

(54)

63

178
Operating expenses

837

807

2,068

4

(60)

2,655

3,304
Operating profit / (loss) before tax

(603)

(405)

(1,762)

49

(66)

(1,054)

(2,930)
Underlying results
Total revenues as reported

262

401

366

(35)

(29)

1,664

551
Total revenues (underlying)
3

262

401

366

(35)

(29)

1,664

551
Credit loss expense / (release)

28

(1)

59

(54)

63

178
Operating expenses as reported

837

807

2,068

4

(60)

2,655

3,304
of which: integration-related expenses
3

270

325

920

(17)

(71)

837

1,024
Operating expenses (underlying)
3

567

481

1,149

18

(51)

1,817

2,279
of which: expenses for litigation, regulatory and similar matters

(91)

(172)

(2)

(47)

(279)

670
Operating profit / (loss) before tax as reported

(603)

(405)

(1,762)

49

(66)

(1,054)

(2,930)
Operating profit / (loss) before tax (underlying)
3

(333)

(80)

(842)

317

(60)

(216)

(1,906)
Performance measures and other information
Average attributed equity (USD bn)
4

8.5

10.1

10.5

(16)

(19)

9.7

4.8
Risk-weighted assets (USD bn)

44.8

49.6

79.9

(10)

(44)

44.8

79.9
Leverage ratio denominator (USD bn)

69.0

80.0

172.7

(14)

(60)

69.0

172.7
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after the
reporting period.

2 Comparative

figures have

been restated

for changes in

business division

perimeters, Group

Treasury allocations

and Non-core

and Legacy

cost allocations,

as well as

changes in

the equity
attribution framework. Refer to “Note 3 Segment reporting” in the

“Consolidated financial statements” section of this report and to “Changes to segment reporting in 2024” in the “UBS business

divisions and Group
Items” section and the “Equity attribution” section of the UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

3 Refer to “Alternative performance
measures” in the appendix to this report for the definition and calculation method.

4 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

Composition of Non-core and Legacy
USD bn RWA Total assets LRD
30.9.24 30.6.24 30.9.24 30.6.24 30.9.24 30.6.24
Exposure category
Equities

1.0

1.5

4.5

6.4

4.2

7.6
Macro

4.7

5.2

33.6

33.8

14.4

16.8
Loans

4.4

5.8

4.3

7.5

6.0

6.2
Securitized products

6.4

7.7

7.8

13.2

10.4

12.8
Credit

0.4

0.7

0.2

0.2

0.7

1.3
High-quality liquid assets

31.7

32.6

31.7

32.6
Operational risk

27.1

27.1
Other

0.8

1.6

3.0

2.9

1.6

2.7
Total

44.8

49.6

85.1

96.6

69.0

80.0
Results: 3Q24 vs 3Q23
Loss before

tax was

USD 603m, compared

with a

loss

before

tax of

USD 1,762m in

the third

quarter of

2023.
Underlying

loss

before

tax was

USD 333m,

a

decrease

of

60%,

after

excluding

integration-related expenses

of
USD 270m.
Total revenues
Total

revenues

decreased

by

USD 104m,

or

29%,

to

USD 262m,

mainly

due

to

lower

net

interest

income

and
trading revenues as

a result of

portfolio reductions.

Total revenues in the third

quarter of

2024 included

a USD 67m
gain from the sale of our investment in an associate.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Non-core and Legacy

32
Credit loss expense / release
Net credit

loss expenses

decreased by

USD 31m to

USD 28m and

mainly reflected

net credit

loss expenses

on credit-
impaired positions with a small number of corporate counterparties.

Operating expenses
Operating expenses

decreased by

USD 1,231m, or

60%, to

USD 837m, mainly

due to

decreases

in integration-
related expenses,

professional fees,

outsourcing expenses

and personnel

expenses. Operating

expenses included
integration-related expenses of

USD 270m, which was

USD 650m lower than

the amount

recorded for

the third
quarter of 2023, which included a one-time fee

of USD 289m related to a provision

for an onerous contract, and
also real estate

expenses.

In addition,

operating expenses

in the

third quarter

of 2024

included releases

of USD 84m
of

IFRS 3

acquisition-related

contingent

liabilities

following

settlements

reached

in

that

quarter.

Excluding

the
aforementioned

integration-related expenses,

underlying

operating expenses

in

the

third

quarter

of

2024

were
USD 567m, a decrease of 51%.
Risk-weighted assets and leverage ratio denominator:

3Q24 vs 2Q24
Risk-weighted assets (RWA)

decreased by USD 4.8bn

to USD 44.8bn,

and the leverage

ratio denominator (the

LRD)
decreased

by

USD 11.0bn

to

USD 69.0bn.

The

active

unwinding

of

Non-core

and

Legacy

assets

resulted

in

a
decrease in RWA,

mainly related to the loan and securitized

products portfolios,

and a decrease in the LRD, mainly
driven by the equity, macro and securitized products portfolios.
Results: 9M24 vs 9M23
Loss before tax

was USD 1,054m, compared with

loss before tax

of USD 2,930m. Underlying loss

before tax was
USD 216m, a decrease of 89%, after excluding

integration-related expenses of USD 837m.
Total revenues
Total

revenues were

USD 1,664m, which

was USD 1,113m

higher than

the total

revenues recorded

for the

first
nine months of

2023, and included

the impact of

the consolidation of

Credit Suisse revenues

for the full

period.
Total revenues reflected net gains from

position exits,

along with net

interest income

from securitized products

and
credit products. Total revenues also

included a

net gain

of USD 272m,

after the

accounting for

the PPA adjustments
at the closing of the

acquisition of the Credit Suisse

Group, from the

sale of assets from the

former Credit Suisse
securitized

products

group

to

Apollo

Management

Holdings

and

certain

other

entities

(collectively,

Apollo).

In
addition, total

revenues included

the aforementioned

USD 67m gain

from the

sale of

our investment

in an

associate.
›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for information about the conclusion of an investment management agreement with Apollo and the transfer of senior secured asset-based financing
Credit loss expense / release
Net credit loss

expenses were USD 63m,

mainly reflecting net

credit loss expenses

on credit-impaired positions

with
a small number

of corporate counterparties,

partly offset by

net credit loss releases

related to performing

positions.
These compared with net credit loss expenses of USD 178m in

the first nine months of 2023, largely driven

by the
initial recognition of expected credit loss allowances and

provisions with respect to Credit-Suisse-related positions.

Operating expenses
Operating expenses were

USD 2,655m, which was USD 649m

lower than the

amount recorded

for the first

nine
months of

2023,

mainly due

to

decreases

in integration-related

expenses and

outsourcing

expenses. Operating
expenses

included

integration-related

expenses

of

USD 837m,

which

was

USD 187m

lower

than

the

amount
recorded for

the first

nine months

of 2023.

In addition,

operating expenses

in the

first nine

months of

2024 included
releases of

USD 234m of

IFRS 3 acquisition-related

contingent

liabilities following

settlements reached

in the

second
and third quarters

of 2024. The

first nine months of

2023 included a USD 665m

increase in provisions

related to
the US

residential mortgage-backed

securities litigation

matter,

which was

settled in

the third

quarter of

2023.
Excluding the aforementioned

integration-related expenses,

underlying operating

expenses in the

first nine months
of 2024 were USD 1,817m, a decrease of 20%.

UBS Group third quarter 2024 report |
UBS business divisions and Group Items |

Group Items

33
Group Items
Group Items
1
As of or for the quarter ended % change from Year-to-date
USD m 30.9.24 30.6.24 30.9.23
2
2Q24 3Q23 30.9.24 30.9.23
2
Results
Total revenues

(39)

(392)

(78)

(90)

(50)

(786)

(602)
Credit loss expense / (release)

0

0

5

(2)

7
Operating expenses

(84)

(15)

6

467

(132)

422
Operating profit / (loss) before tax

45

(377)

(89)

(652)

(1,031)
Underlying results
Total revenues as reported

(39)

(392)

(78)

(90)

(50)

(786)

(602)
of which: PPA effects and other integration items
3

(25)

(8)

(14)

(37)

(20)
Total revenues (underlying)
4

(14)

(384)

(64)

(96)

(78)

(749)

(582)
Credit loss expense / (release)

0

0

5

(2)

7
Operating expenses as reported

(84)

(15)

6

467

(132)

422
of which: integration-related expenses
4

(11)

(2)

(5)

(12)

342
of which: acquisition-related costs

26

202
Operating expenses (underlying)
4

(74)

(13)

(15)

468

401

(120)

(122)
of which: expenses for litigation, regulatory and similar matters

0

3

0

3

1
Operating profit / (loss) before tax as reported

45

(377)

(89)

(652)

(1,031)
Operating profit / (loss) before tax (underlying)
4

60

(371)

(55)

(627)

(467)
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after the
reporting period.

2 Comparative

figures have

been restated

for changes in

business division

perimeters, Group

Treasury allocations

and Non-core

and Legacy

cost allocations,

as well as

changes in

the equity
attribution framework. Refer to “Note 3 Segment reporting” in the

“Consolidated financial statements” section of this report and to “Changes to segment reporting in 2024” in the “UBS business

divisions and Group
Items” section

and the

“Equity attribution”

section of

the UBS

Group first

quarter 2024

report, available

under “Quarterly

reporting” at

ubs.com/investors,

for more

information.

3 Includes accretion

of PPA
adjustments on financial instruments

and other PPA

effects, as well as

temporary and incremental items

directly related to the

integration.

4 Refer to “Alternative

performance measures” in the

appendix to this
report for the definition and calculation method.
Results: 3Q24 vs 3Q23
Profit before tax was

USD 45m, mainly

driven by mark-to-market

gains in Group

hedging and

own debt, compared
with a loss before tax of USD 89m. Underlying profit before tax was USD 60m, after excluding negative USD 25m of purchase price allocation (PPA)

effects and other integration items from total revenues,

and negative USD 11m
of integration-related

expenses from

operating expenses,

compared with

an underlying

loss before

tax of

USD 55m,
after excluding

USD 26m of

acquisition-related costs

and negative

USD 5m of

integration-related expenses from
operating expenses and negative USD 14m of

PPA effects and other integration items from total revenues.
Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

USD 200m,
compared with net

income of USD 100m.

The gains in

the third quarter

of 2024 were

driven by mark-to-market
effects on portfolio-level economic hedges,

mainly due to decreasing interest rates.
Results: 9M24 vs 9M23
Loss before tax decreased by USD 379m, or 37%, to USD 652m, mainly driven by mark-to-market losses in Group
hedging and

own debt.

Underlying loss

before tax

was USD 627m,

after excluding

negative USD 37m

of PPA

effects
and

other

integration

items

from

total

revenues

and

negative

USD 12m

of

integration-related

expenses

from
operating

expenses,

compared

with

an

underlying

loss

before

tax

of

USD 467m,

after

excluding

USD 342m

of
integration-related

expenses

and

USD 202m

of

acquisition-related

costs

from

operating

expenses

and

negative
USD 20m of PPA effects and other integration

items from total revenues.
Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

negative
USD 185m, compared

with net

negative income

of USD 23m.

The losses

in the

first nine

months of

2024 were
driven by mark-to-market

effects on portfolio-level

economic hedges, mainly

due to cross-currency-basis

widening.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet

34
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
35
Risk management and control
35
Credit risk
37
Market risk
38
Country risk
39
Non-financial risk
40
Capital management
42
Total

loss-absorbing capacity
45
Risk-weighted assets
47
Leverage ratio denominator
49
Equity attribution
50
Liquidity and funding management
50
Strategy, objectives and governance
50
Liquidity coverage ratio
50
Net stable funding ratio
51
Balance sheet and off-balance sheet
51
Balance sheet assets
51
Balance sheet liabilities
52
Equity
53
Off-balance sheet

Share information and earnings per share

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

35
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with

the “Risk

management and

control” section

of the

UBS Group

Annual Report

2023, available
under “Annual

reporting” at
ubs.com/investors
, and

the “Recent

developments” section of

this report

for more
information about the integration of Credit

Suisse.
Credit risk

Overall banking products exposure
Overall banking

products exposure

increased by

USD 12bn to

USD 1,065bn as

of 30 September

2024, primarily
reflecting currency

effects, partly

offset by

negative net

new loans

in Personal

& Corporate

Banking and

Global
Wealth Management and a decrease in balances at central

banks.
Total

net credit

loss

expenses in

the

third quarter

of 2024

were USD 121m,

reflecting net

releases of

USD 15m
related to performing positions and net expenses

of USD 136m on credit-impaired positions.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “Group performance” section and “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In the Investment Bank, mandated loan underwriting

commitments on a notional basis increased by USD 1.5bn

to
USD 4.3bn as of

30 September 2024,

driven by new

mandates, partly offset

by deal syndications

and cancellations.
As of 30 September 2024, USD 0.1bn of these

commitments had not been distributed

as originally planned.

As of
30 September 2024, Non-core and Legacy had

no loan underwriting commitments.
Loan underwriting exposures

in the Investment

Bank are classified

as held for

trading, with

fair values reflecting

the
market conditions

at the

end of

the quarter.

Credit hedges

are in place

to help

protect against

fair value

movements
in the portfolio.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

36
Banking and traded products exposure in the business divisions and Group Items
30.9.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products
1,2
Gross exposure

471,513

449,650

1,671

88,207

33,493

20,529

1,065,063
of which: loans and advances to customers (on-balance sheet)

306,747

288,387

14

18,503

1,758

2,308

617,718
of which: guarantees and loan commitments (off-balance sheet)

19,348

47,158

10

34,539

2,922

17,977

121,955
Traded products
2,3
Gross exposure

14,834

4,258

0

40,420

59,512
of which: over-the-counter derivatives

10,877

3,681

0

9,585

24,143
of which: securities financing transactions

205

0

0

18,696

18,901
of which: exchange-traded derivatives

3,752

577

0

12,139

16,468
Other credit lines, gross
4

73,443

76,620

0

3,018

4

0

153,085
Total credit-impaired exposure, gross

1,442

3,695

0

398

1,098

0

6,633
of which: stage 3

1,327

3,316

0

351

163

0

5,157
of which: PCI

115

379

0

47

935

0

1,475
Total allowances and provisions for expected credit losses

317

1,393

0

328

385

7

2,431
of which: stage 1

125

319

0

122

6

7

579
of which: stage 2

69

265

0

99

3

0

436
of which: stage 3

118

807

0

106

116

0

1,147
of which: PCI

5

2

0

2

261

0

269
30.6.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products
1,2
Gross exposure

469,136

435,333

1,436

100,115

31,866

15,598

1,053,484
of which: loans and advances to customers (on-balance sheet)

300,567

277,634

11

17,438

5,069

130

600,849
of which: guarantees and loan commitments (off-balance sheet)

19,663

48,443

10

34,702

3,020

16,789

122,626
Traded products
2,3
Gross exposure

13,459

3,937

0

42,155

59,551
of which: over-the-counter derivatives

9,718

3,415

0

10,897

24,029
of which: securities financing transactions

343

0

0

21,079

21,422
of which: exchange-traded derivatives

3,398

522

0

10,180

14,099
Other credit lines, gross
4

69,061

77,486

0

2,294

3

87

148,931
Total credit-impaired exposure, gross

1,373

3,325

0

491

1,086

0

6,275
of which: stage 3

1,221

2,953

0

441

169

0

4,784
of which: PCI

152

371

0

50

918

0

1,492
Total allowances and provisions for expected credit losses
5

320

1,273

0

329

328

7

2,258
of which: stage 1

136

327

0

121

6

7

597
of which: stage 2

68

235

0

96

5

0

404
of which: stage 3

110

718

0

112

114

0

1,053
of which: PCI

7

(6)

0

1

203

0

204
1 IFRS 9 gross exposure

for banking products includes

the following financial instruments

in scope of expected

credit loss requirements: balances

at central banks,

amounts due from banks,

loans and advances to
customers, other financial assets at amortized cost, guarantees and irrevocable loan commitments.

2 Internal management view of credit risk, which differs in certain respects from

IFRS Accounting Standards.

3 As
counterparty risk for traded products is

managed at counterparty level, no further

split between exposures in the Investment

Bank, Non-core and Legacy,

and Group Items is provided.

4 Unconditionally revocable
committed credit lines.

5 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument,

which is reflected as a negative ECL allowance.

Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 30.9.24 30.6.24 30.9.24 30.6.24
Secured by collateral

301,089

292,302

249,314

237,866
Residential real estate

112,883

107,910

199,016

187,409
Commercial / industrial real estate

9,804

9,963

40,126

38,822
Cash

29,597

30,139

2,828

2,906
Equity and debt instruments

121,586

119,116

2,990

3,206
Other collateral
2

27,219

25,174

4,353

5,523
Subject to guarantees

646

705

7,262

7,398
Uncollateralized and not subject to guarantees

5,013

7,560

31,812

32,369
Total loans and advances to customers, gross

306,747

300,567

288,387

277,634
Allowances

(233)

(238)

(1,162)

(1,055)
Total loans and advances to customers, net of allowances

306,514

300,329

287,225

276,579
Collateralized loans and advances to customers in % of total loans and advances to customers, gross (%)

98.2

97.3

86.5

85.7
1 Collateral arrangements generally

incorporate a range of

collateral, including cash, securities,

real estate and other collateral.

UBS applies a risk-based approach that

generally prioritizes collateral according

to its
liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is first allocated to the funded element. For legacy Credit Suisse exposure, a risk-based approach is applied that generally prioritizes real estate collateral and prioritizes other

collateral according to its liquidity profile.

In the case of loan facilities with funded and

unfunded elements, the collateral is proportionately allocated.

2 Includes
but is not limited to life insurance contracts, rights in respect of subscription or capital commitments from fund partners, inventory, gold and other commodities.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

37
Market risk
UBS

Group

excluding

certain

legacy

Credit

Suisse

components

continued

to

maintain

generally

low

levels

of
management value-at-risk (VaR). Average management VaR

(1-day, 95%

confidence level) increased to USD 12m
from USD 9m in the third

quarter of 2024, mainly driven by the Investment Bank’s Rates business.

There were no
new

VaR

negative

backtesting

exceptions

in

the

third

quarter

of

2024.

The

number

of

negative

backtesting
exceptions within the most recent 250-business-day

window remained at zero.
Average

management VaR

(1-day,

98%

confidence level)

of

the

legacy

Credit

Suisse

components decreased

to
USD 11m from USD 15m in the third quarter of 2024, driven by continued strategic migration of positions to UBS from the

former Investment

Bank (Credit

Suisse) and

reductions in

Non-core and

Legacy.

In the

third quarter

of
2024, the aforementioned legacy

Credit Suisse components had three

new negative backtesting exceptions

driven
by Non-core and

Legacy. Two backtesting

exceptions were caused

by market moves

and one backtesting

exception
was

due

to

valuation

adjustments

related

to

additional

exit

cost

reserves.

The

number

of

negative

backtesting
exceptions within the most recent 250-business-day

window increased to four from one.
As the number

of negative backtesting

exceptions for the

legacy Credit Suisse

components also remained below
five,

the Swiss

Financial Market

Supervisory Authority

(FINMA) VaR

multiplier derived

from negative

backtesting
exceptions for market risk

risk-weighted assets was unchanged

compared with the prior

quarter, at 3.0,

for both
the UBS

Group excluding

certain legacy

Credit Suisse

components and

the aforementioned

legacy Credit

Suisse
components.
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of the business divisions and Group Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

2

1

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

5

17

13

10

3

15

8

3

5
Non-core and Legacy

1

3

1

1

0

1

1

0

0
Group Items

4

6

6

5

1

4

3

1

0
Diversification effect
3,4

(6)

(6)

(1)

(5)

(4)

(1)

0
Total as of 30.9.24

7

19

15

12

3

16

10

4

5
Total as of 30.6.24

6

15

8

9

4

13

9

4

3
Management value-at-risk (1-day, 98% confidence, 2 years of historical data) of certain legacy Credit Suisse components of the business divisions and Group Items, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

2

1

0

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

2

3

2

2

1

1

1

0

0
Non-core and Legacy

8

11

8

9

3

3

8

1

0
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
3,4

(2)

(2)

(1)

0

(2)

(1)

0
Total as of 30.9.24

9

14

9

11

4

4

9

1

0
Total as of 30.6.24

13

17

15

15

7

8

10

1

1
1 Legacy Credit Suisse components

not included in the

UBS Group management VaR

predominantly reflect the portfolio

in Non-core and Legacy and

the transition portfolio in

the Investment Bank. These

positions
continue to

be managed

on legacy

Credit Suisse

infrastructure based

on legacy

Credit Suisse

management VaR

methodology until

full migration

of these

positions to

the UBS

infrastructure or

liquidation of

the
positions. This process is ongoing, and the management VaR

of the legacy Credit Suisse components is expected to continue decreasing over time.

2 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding
distribution of simulated profits and losses for

that business line or risk type, may well be

driven by different days in the historical time

series, rendering invalid the simple summation of figures to arrive at the aggregate
total.

3 The difference between the sum

of the standalone VaR for the business

divisions and Group Items and the total VaR.

4 As the minima and maxima for different business

divisions and Group Items occur
on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic value of equity

(EVE) sensitivity in the UBS Group

banking book to a parallel shift

in yield curves of
+1 basis

point

was

negative

USD 37.2m

as

of

30 September

2024,

compared

with

negative

USD 32.1m

as

of
30 June 2024.

This excluded

the sensitivity

of USD 6.1m

from additional

tier 1 (AT1)

capital instruments

(as per
specific

FINMA requirements)

in

contrast

to

general Basel

Committee on

Banking Supervision

(BCBS) guidance.
Exposure in the banking book of the UBS Group increased during the third quarter of 2024, driven by net interest income stabilization initiatives.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

38
The majority of our interest rate risk in the banking book was a reflection of the net asset duration that we ran to offset our modeled sensitivity of net USD 28.0m (30 June 2024: USD 24.6m) assigned to our equity, goodwill and real estate,

with the

aim of

generating a

stable net

interest income

contribution. Of

this, USD 17.2m

and USD 9.0m
were

attributable

to

the

US dollar

and

the

Swiss

franc

portfolios,

respectively,

(30 June

2024:

USD 16.1m

and
USD 7.5m, respectively).
In addition to

the aforementioned

sensitivity, we

calculate the

six interest

rate shock

scenarios prescribed

by FINMA.
The “Parallel up” scenario, assuming all

positions were fair valued, was the

most severe and would have resulted
in a

change in EVE

of negative USD 6.8bn,

or 7.5%, of

our tier 1

capital (30 June 2024:

negative USD 6.0bn, or
6.5%), which is

well below

the 15% threshold

set in the

BCBS supervisory

outlier test

for high levels

of interest

rate
risk in the banking book.
The immediate effect on our

tier 1 capital in the “Parallel up”

scenario as of 30 September

2024 would have been
a decrease of

approximately USD 0.7bn,

or 0.8%, (30 June

2024: USD 0.8bn, or

0.9%), reflecting the

fact that the
vast majority of our banking book is accrual accounted

or subject to hedge accounting. The “Parallel up”

scenario
would subsequently have a positive effect on

net interest income, assuming a constant

balance sheet.
As the overall interest rate risk sensitivity shows a greater impact from slower asset repricing compared with faster
liabilities repricing, the “Parallel

down“ scenario was the

most beneficial and would

have resulted in

a change in
EVE of positive USD 7.3bn (30 June 2024: positive USD 6.2bn) and a small positive immediate effect on our tier 1
capital.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”

section of the UBS Group
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book

Interest rate risk – banking book
30.9.24
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(8.8)

(1.3)

(0.2)

(26.4)

(0.4)

(37.2)

6.1

(31.1)
Parallel up
2

(1,262.3)

(258.0)

(43.1)

(5,123.1)

(102.4)

(6,788.9)

1,100.8

(5,688.1)
Parallel down
2

1,382.8

272.4

63.9

5,450.8

94.4

7,264.2

(1,295.4)

5,968.8
Steepener
3

(548.7)

(14.2)

(12.0)

(1,328.7)

(15.5)

(1,919.2)

198.2

(1,721.0)
Flattener
4

303.5

(28.3)

4.0

155.7

(7.4)

427.4

53.2

480.5
Short-term up
5

(188.9)

(104.4)

(13.8)

(1,974.3)

(43.5)

(2,325.0)

521.3

(1,803.7)
Short-term down
6

186.8

102.9

13.2

2,088.0

44.5

2,435.4

(542.6)

1,892.8
30.6.24
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(6.3)

(0.5)

0.0

(25.1)

(0.3)

(32.1)

5.3

(26.8)
Parallel up
2

(897.5)

(99.7)

11.4

(4,881.7)

(88.4)

(5,956.0)

969.0

(4,987.0)
Parallel down
2

985.8

96.6

(18.8)

5,050.0

85.4

6,199.0

(1,113.3)

5,085.7
Steepener
3

(401.8)

(45.8)

(4.4)

(1,144.3)

(24.3)

(1,620.6)

168.8

(1,451.9)
Flattener
4

228.8

30.4

5.5

17.7

4.4

286.7

48.7

335.4
Short-term up
5

(122.1)

1.3

8.7

(1,980.2)

(29.5)

(2,121.8)

457.9

(1,663.9)
Short-term down
6

126.5

(1.1)

(10.4)

2,095.7

30.7

2,241.4

(475.3)

1,766.0
1 Economic value of equity.

2 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar, and ±250 bps for pound sterling.

3 Short-term rates decrease and long-term rates increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk
We remain

watchful of

a range

of geopolitical

developments and

political changes

in a

number of

countries, as
well as

international tensions arising

from the

Russia–Ukraine war,

the escalation of

conflicts in

the Middle

East,
and global trade

relations.

As of

30 September 2024, our

direct exposure

to Israel

was less

than USD 0.5bn and
our direct exposure to Gulf Cooperation Council countries was less than USD 5bn,

while direct exposure to Egypt
and Jordan

was limited, and

there was no

direct exposure

to Iran, Iraq,

Lebanon or Syria.

Our direct

exposure to
Russia as

of 30 September

2024 was

less than

USD 0.5bn,

and our

direct exposure

to Belarus

and Ukraine

remained
immaterial.

Potential second-order impacts, such as European

energy security, continue to be monitored.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

39
Inflation has abated

to some extent

in major Western

economies, although there

are still concerns

regarding future
developments, and central banks’ monetary

policies are in the spotlight. In

China, stress in the property sector

and
strained local

government finances

continue to

have an

adverse impact

on economic

growth,

raising the

risk of
financial instability. This

combination of factors

translates into

a more

uncertain and volatile

environment, which
increases the risk of financial market disruption.
We continue to monitor

potential trade policy

disputes, as well as

economic and political

developments in addition
to those mentioned

above. We are closely

watching elections and

their aftermath in a

number of key

markets in
2024. As

of 30 September

2024, our

exposure to

emerging

market countries

was less

than 10%

of our

total country
exposure and mainly to certain countries

in Asia.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information
Non-financial risk
We continue to actively manage the non-financial risks emerging from the acquisition of the Credit Suisse Group.
Progress continues to be made regarding the legal entity mergers, client account migrations to UBS platforms, the
integration of policies, systems

and controls,

and operational integration.

These activities continue to be managed
via the program run by our Group Integration Office.
Through this

period of

change, we

place an

increased focus

on maintaining

and enhancing

our control

environment
and continue to cooperate with regulators in relation to the submission and execution of implementation plans to
meet regulatory requirements, including remediation requirements applicable to Credit Suisse

AG. In addition, the
Group is closely monitoring

non-financial risk indicators, to detect

any potential for adverse impacts

on the control
environment.
The integration of Credit Suisse requires data to

be migrated to the UBS environment,

and we aim to ensure that
we have robust controls to preserve

data integrity, quality and availability,

to mitigate data migration risks,

and to
meet regulatory expectations.
There is an increased risk of cyber-related operational

disruption to business activities at our

locations and those of
third-party suppliers

due to operating

an enlarged

group of entities.

This is combined

with the increasingly

dynamic
threat environment,

which is

intensified by current

geopolitical factors

and evidenced

by the increased

volumes and
sophistication

of

cyberattacks

against

financial

institutions

globally.

We

continue

to

invest

in

improving

our
technology

infrastructure

and

information

security

governance

in

order

to

improve

our

cyberattack

defense,
detection and response capabilities.
Cyberattacks on

third-party vendors

have affected

our operations

in the

past and

continue to

be a

source of

residual
risk to our business.

No cyber events occurred

in the third quarter

of 2024 related to

our own infrastructure,

or the
infrastructure of any third party, that

had material financial or operational

effects on us. We remain on heightened
alert to respond

to and mitigate

elevated cybersecurity

and information-security

threats. We maintain

a program to
advance

our

frameworks

for

managing

third

parties

that

support

our

important

business

services,

and

we

are
continuing with actions to enhance our cyber-risk

assessments and controls over third-party vendors.
In addition, we

are working to

enhance our operational

resilience to address

these heightened risks and

to meet
regulatory deadlines through

2026. We have implemented

a global framework designed

to drive enhancements in
operational

resilience

across

all

business

divisions

and

relevant

jurisdictions,

and

we

are

working

with

the

third
parties, including

vendors, that

are of

critical importance

to our

operations, to

assess their

operational resilience
against our standards.
The increasing interest

in data-driven

advisory processes,

and use of

artificial intelligence

(AI) and machine

learning,
is opening up new questions

related to the fairness of

AI algorithms, data life cycle

management, data ethics,

data
privacy and security, and

records management. In

addition, new risks

continue to emerge,

such as those that

result
from the demand from

our clients for distributed

ledger technology, blockchain-based

assets and cryptocurrencies;
however, we currently have limited exposure to such risks, and relevant control frameworks are implemented and
reviewed on a regular basis as these risks evolve.
Competition to find new business

opportunities, products and services

across the financial services sector,

both for
firms and

for customers,

is increasing,

particularly during

periods of

market volatility

and economic

uncertainty.
Thus, suitability

risk, product

selection, cross-divisional

service offerings,

quality of

advice and

price transparency
remain areas of heightened focus for UBS and

for the industry as a whole.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

40
Evolving regulations,

such as those relating

to environmental, social

and governance matters

and the upcoming EU
Markets in Financial Instruments Directive III (MiFID III), as well as the EU Artificial Intelligence Act, are expected to have significant impacts

on the financial sector and to require ongoing adjustments

to policies, processes, controls
and surveillance.
Cross-border

risk

(including

unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for
global

financial

institutions,

including

a

focus

on

market

access,

such

as

third-country

market

access

into

the
European Economic Area, and taxation of US persons. We maintain a series of controls designed to address these
risks, and we are increasing the number of controls

that are automated.
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity of

doing business

and heightened regulatory

attention continues.

Money laundering

and financial

fraud
techniques are becoming increasingly sophisticated, including growing use of

AI, and geopolitical volatility makes
the sanctions landscape more

complex. The extensive and

continuously evolving sanctions arising

from the Russia–
Ukraine war require

constant attention to

prevent circumvention risks, while

the conflicts in

the Middle East may
increase terrorist financing

risks. An effective

financial crime prevention

program therefore remains

essential for us.
We are

focused on

strategic enhancements

to our

global anti-money-laundering

(AML), know-your-client

(KYC)
and

sanctions programs

to respond

to new

and existing

regulatory requirements

and

to respond

to developing
threats,

as

well

as

alignment

of

standards

and

processes

as

Credit

Suisse

client

accounts

are

migrated

to

UBS
platforms.
In the

US, UBS AG has

been subject to

a Consent Order

with the

Office of the

Comptroller of the

Currency (the
OCC)

since

May 2018

relating

to

our

US

branch

AML

and

KYC

programs.

In

response,

we

have

introduced
significant improvements

to our

framework for

the purpose

of

ensuring sustainable

remediation of

US-relevant
Bank Secrecy Act / AML issues across relevant

US legal entities.
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct are of critical importance to

us. We maintain a conduct risk

framework, which we continue to
refine, across our activities, and which is designed

to align our standards and conduct

with these objectives and to
retain momentum on fostering a strong culture.

Capital management
The

disclosures

in

this

section

are

provided

for

UBS Group AG

on

a

consolidated

basis

and

focus

on

key
developments during

the reporting

period and

information in

accordance with

the Basel III

framework, as

applicable
to Swiss systemically relevant banks (SRBs).

They should be read in conjunction

with “Capital management” in the
“Capital, liquidity and funding,

and balance sheet” section

of the UBS Group

Annual Report 2023, available

under
“Annual

reporting”

at
ubs.com/investors
,

which

provides

more

information

about

our

capital

management
objectives, planning and activities, as

well as the Swiss SRB total loss-absorbing

capacity (TLAC) framework.
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof. UBS Group AG and UBS AG contribute a significant portion of their respective capital to, and provide substantial

liquidity to,

such subsidiaries.

Many of

these subsidiaries

are subject

to regulations

requiring
compliance with minimum capital, liquidity

and similar requirements.
›
Refer to the 30 September 2024 Pillar 3 Report, which will be available as of 8 November 2024 under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the

UBS AG third

quarter 2024

report, which

will be available

as of 8 November

2024 under

“Quarterly
reporting”

at
ubs.com/investors
, for more information

about capital

and other regulatory

information

for UBS AG
consolidated,

in accordance

with the Basel

III framework,

as applicable

to Swiss

SRBs

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

41
We

are

subject

to

the

going

and

gone

concern requirements

of

the

Swiss

Capital

Adequacy Ordinance,

which
include the too-big-to-fail

(TBTF) provisions applicable

to Swiss

SRBs. The

table below provides

the risk-weighted
asset (RWA)-

and leverage ratio

denominator (LRD)-based

requirements and information

as of 30 September

2024.
Swiss SRB going and gone concern requirements and information
As of 30.9.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.85
1

77,144

5.00
1

80,417
Common equity tier 1 capital

10.55

54,811

3.50
2

56,292
of which: minimum capital

4.50

23,371

1.50

24,125
of which: buffer capital

5.50

28,565

2.00

32,167
of which: countercyclical buffer

0.55

2,875
Maximum additional tier 1 capital

4.30

22,333

1.50

24,125
of which: additional tier 1 capital

3.50

18,178

1.50

24,125
of which: additional tier 1 buffer capital

0.80

4,155
Eligible going concern capital
Total going concern capital

17.53

91,024

5.66

91,024
Common equity tier 1 capital

14.29

74,213

4.61

74,213
Total loss-absorbing additional tier 1 capital
3

3.24

16,810

1.05

16,810
of which: high-trigger loss-absorbing additional tier 1 capital

3.00

15,572

0.97

15,572
of which: low-trigger loss-absorbing additional tier 1 capital

0.24

1,239

0.08

1,239
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

55,702

3.75
7

60,313
of which: base requirement including add-ons for market share and LRD

10.73

55,702

3.75

60,313
Eligible gone concern capital
Total gone concern loss-absorbing capacity

20.00

103,882

6.46

103,882
Total tier 2 capital

0.06

289

0.02

289
of which: non-Basel III-compliant tier 2 capital

0.06

289

0.02

289
TLAC-eligible senior unsecured debt

19.95

103,593

6.44

103,593
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.58

132,846

8.75

140,730
Eligible total loss-absorbing capacity

37.53

194,906

12.12

194,906
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

519,363
Leverage ratio denominator

1,608,341
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.50% consists

of a

1.5% base
requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement

based on our Swiss credit business.

3 Includes outstanding low-trigger loss-
absorbing additional tier 1

capital instruments, which

are available under the

Swiss systemically relevant

bank framework to meet

the going concern requirements

until their first call

date. As of

their first call date,
these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included

in the total gone concern capital.

5 From 1 January 2023, the

resolvability discount on the gone concern

capital requirements for systemically important banks has
been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements).

6 As of July 2024, the Swiss Financial
Market Supervisory Authority (FINMA) has the authority to impose a surcharge of up to 25% of the total going concern capital requirements should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

Amortization of transitional purchase

price allocation adjustments for regulatory

capital
As part of the acquisition of

the Credit Suisse Group in 2023,

the assets acquired and liabilities

assumed, including
contingent liabilities, were

recognized at fair

value as of

the acquisition date

in accordance with

IFRS 3,
Business
Combinations
. The purchase price allocation

(PPA) fair value adjustments

required under IFRS 3 were

recognized as
part of

negative goodwill and

included effects

on financial instruments

measured at

amortized cost, such

as fair
value impacts

from interest

rates and

own credit,

that are

expected to

accrete back

to par

through the

income
statement

as

the

instruments

are

held

to

maturity.

The

Swiss

Financial

Market

Supervisory

Authority

(FINMA)
approved a transitional common equity tier 1

(CET1) capital treatment for certain of

these fair value adjustments,
given

the

substantially

temporary

nature

of

the

IFRS-3-accounting-driven

effects,

which

neutralized

equity
reductions

under

IFRS

Accounting

Standards

of

USD 5.9bn

(before

tax)

and

USD 5.0bn

(net

of

tax)

as

of

the
acquisition date. The transitional treatment

was subject to linear amortization through

30 June 2027.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

42
In the third quarter of 2024, we

voluntarily accelerated the amortization

of the remaining transitional CET1

capital
PPA adjustments,

resulting in

a USD 3.4bn

decrease in

CET1 capital

and a

reduction in

our CET1

capital ratio

of
approximately 65 basis

points. As

these

transitional adjustments

only

applied

to UBS

Group

AG,

the regulatory
capital position of UBS

AG was not impacted

by the decision to

fully amortize them. On

a standalone basis as

of
30 September 2024, UBS AG’s fully applied CET1 capital ratio is expected to be around 13.3%. Additional capital information and final capital figures for UBS AG standalone

will be published with our 30 September 2024 Pillar

3
report, which will be available as of 8 November

2024 under “Pillar 3 disclosures” at
ubs.com/investors
.
Additional capital requirements for

UBS Group AG consolidated under current

requirements
As a result

of the

acquisition of

the Credit

Suisse Group

in 2023,

the capital

add-on for

UBS Group AG

consolidated
that

reflects

the

Group’s

degree

of

systemic

importance

and

is

based

on

market

share

and

LRD

will

increase
commensurate with

the higher

market share

and LRD

of UBS

Group AG consolidated

after the

acquisition. We
currently estimate that this

will add around USD 10bn

to the Group’s tier 1 capital

requirement, when fully phased
in. The phase-in of the

increased capital requirements will

commence from the end of

2025 and will be completed
by the beginning of 2030, at the latest.
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors
.

Swiss SRB going and gone concern information
USD m, except where indicated 30.9.24 30.6.24 31.12.23
Eligible going concern capital
Total going concern capital

91,024

91,804

91,894
Total tier 1 capital

91,024

91,804

91,894
Common equity tier 1 capital

74,213

76,104

78,002
Total loss-absorbing additional tier 1 capital

16,810

15,700

13,892
of which: high-trigger loss-absorbing additional tier 1 capital

15,572

14,475

12,678
of which: low-trigger loss-absorbing additional tier 1 capital

1,239

1,225

1,214
Eligible gone concern capital
Total gone concern loss-absorbing capacity

103,882

105,886

107,106
Total tier 2 capital

289

536

538
of which: non-Basel III-compliant tier 2 capital

289

536

538
TLAC-eligible senior unsecured debt

103,593

105,350

106,567
Total loss-absorbing capacity
Total loss-absorbing capacity

194,906

197,690

199,000
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

519,363

511,376

546,505
Leverage ratio denominator

1,608,341

1,564,201

1,695,403
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.5

18.0

16.8
of which: common equity tier 1 capital ratio

14.3

14.9

14.3
Gone concern loss-absorbing capacity ratio

20.0

20.7

19.6
Total loss-absorbing capacity ratio

37.5

38.7

36.4
Leverage ratios (%)
Going concern leverage ratio

5.7

5.9

5.4
of which: common equity tier 1 leverage ratio

4.6

4.9

4.6
Gone concern leverage ratio

6.5

6.8

6.3
Total loss-absorbing capacity leverage ratio

12.1

12.6

11.7

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

43
Total loss-absorbing capacity and movement

Our TLAC decreased by USD 2.8bn to USD 194.9bn

in the third quarter of 2024.
Going concern capital and movement
Our going concern capital decreased

by USD 0.8bn to USD 91.0bn. Our

CET1 capital decreased by USD

1.9bn to
USD 74.2bn,

mainly

as

operating

profit

before

tax

of

USD 1.9bn

and

foreign

currency

translation

gains

of
USD 1.3bn were more than offset by the effect of our voluntary acceleration of the amortization of the remaining transitional

CET1

capital

PPA

adjustments

of

USD 3.4bn

(net

of

tax)

and

the

regular

amortization

of

these
adjustments during the

quarter of USD 0.3bn

(net of tax),

as well as

dividend accruals of

USD 0.6bn,

current tax
expenses of USD 0.4bn, and a

negative effect from

compensation-

and own-share-related capital components of
USD 0.3bn.

Share

repurchases

of

USD 0.5bn

carried

out

in

the

third

quarter

of

2024

under

our

2024

share
repurchase program did not affect our

CET1 capital position,

as there was an equal

reduction in the capital

reserve
for potential share repurchases.
Our loss-absorbing additional

tier 1 (AT1) capital

increased by USD 1.1bn to

USD 16.8bn, reflecting the

issuance of
new AT1

capital instruments

equivalent to

USD 1.6bn and positive

impacts from interest

rate risk

hedge, foreign
currency translation and other effects, partly

offset by the call of AT1 capital instruments

equivalent to USD 1.0bn.
Following the approval of a maximum amount of conversion capital by UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued from

the beginning

of the

fourth quarter

of 2023

are,
upon the

occurrence of

a trigger event

or a

viability event,

subject to

conversion into

UBS Group AG

ordinary shares
rather than a

write-down. AT1 capital instruments

issued prior to

the fourth quarter of

2023 remain subject to

a
write-down.
Gone concern loss-absorbing capacity and movement
Our

total

gone

concern

loss-absorbing

capacity

decreased

by

USD 2.0bn

to

USD 103.9bn

and

included
USD 103.6bn of TLAC-eligible senior

unsecured debt instruments.

The decrease of USD 2.0bn mainly reflected

the
call of USD 6.4bn equivalent of TLAC-eligible senior unsecured debt instruments, as well as USD 3.1bn equivalent of TLAC-eligible

senior unsecured

debt instruments

and a

USD 0.3bn tier 2

instrument ceasing

to be

eligible as
gone

concern

capital,

as

they

entered

the

final

year

before

maturity.

These

effects

were

partly

offset

by

new
issuances of TLAC-eligible senior

unsecured debt instruments totaling

USD 1.8bn equivalent and positive impacts
from interest rate risk hedge, foreign currency translation and other effects.

›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our CET1 capital ratio

decreased to 14.3% from

14.9%,

reflecting a USD 1.9bn decrease

in CET1 capital and an
USD 8.0bn increase in RWA.

Our

CET1

leverage

ratio

decreased

to

4.6%

from

4.9%,

reflecting

a

USD 44.1bn

increase

in

the

LRD

and

a
USD 1.9bn decrease in CET1 capital.
Our

gone

concern

loss-absorbing

capacity

ratio

decreased

to

20.0%

from

20.7%,

due

to

a

decrease

in

gone
concern loss-absorbing capacity of USD 2.0bn

and the aforementioned increase in RWA.

Our gone

concern leverage ratio

decreased to 6.5%

from 6.8%, due

to the

aforementioned increase in

the LRD
and a decrease in gone concern loss-absorbing

capacity of USD 2.0bn.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

44
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital
Swiss SRB
Common equity tier 1 capital as of 30.6.24

76,104
Operating profit / (loss) before tax

1,929
Current tax (expense) / benefit

(378)
Foreign currency translation effects, before tax

1,324
Share repurchase program

(549)
Capital reserve for potential share repurchases

549
Voluntary acceleration of the amortization of the remaining transitional CET1 capital

PPA adjustments, net of tax

(3,371)
Regular amortization of the transitional CET1 capital PPA adjustments, net of tax

(293)
Compensation-

and own-share-related capital components

(296)
Other
1

(805)
Common equity tier 1 capital as of 30.9.24

74,213
Loss-absorbing additional tier 1 capital as of 30.6.24

15,700
Issuance of high-trigger loss-absorbing additional tier 1 capital

1,631
Call of high-trigger loss-absorbing additional tier 1 capital

(1,015)
Interest rate risk hedge, foreign currency translation and other effects

495
Loss-absorbing additional tier 1 capital as of 30.9.24

16,810
Total going concern capital as of 30.6.24

91,804
Total going concern capital as of 30.9.24

91,024
Gone concern loss-absorbing capacity
Tier 2 capital as of 30.6.24

536
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(251)
Interest rate risk hedge, foreign currency translation and other effects

5
Tier 2 capital as of 30.9.24

289
TLAC-eligible unsecured debt as of 30.6.24

105,350
Issuance of TLAC-eligible senior unsecured debt

1,787
Call of TLAC-eligible senior unsecured debt

(6,367)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(3,052)
Interest rate risk hedge, foreign currency translation and other effects

5,875
TLAC-eligible unsecured debt as of 30.9.24

103,593
Total gone concern loss-absorbing capacity as of 30.6.24

105,886
Total gone concern loss-absorbing capacity as of 30.9.24

103,882
Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.24

197,690
Total loss-absorbing capacity as of 30.9.24

194,906
1 Includes dividend accruals for 2024 (negative USD 0.6bn) and movements related to other items.
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 30.9.24 30.6.24 31.12.23
Total equity under IFRS Accounting Standards

87,589

84,218

86,156
Equity attributable to non-controlling interests

(564)

(535)

(531)
Defined benefit plans, net of tax

(883)

(951)

(965)
Deferred tax assets recognized for tax loss carry-forwards

(2,681)

(2,817)

(3,039)
Deferred tax assets for unused tax credits

(238)

(181)

(97)
Goodwill, net of tax
1

(5,752)

(5,730)

(5,750)
Intangible assets, net of tax

(788)

(776)

(894)
Compensation-related components (not recognized in net profit)

(2,432)

(2,147)

(2,186)
Expected losses on advanced internal ratings-based portfolio less provisions

(665)

(638)

(713)
Unrealized (gains) / losses from cash flow hedges, net of tax

1,830

3,373

3,109
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

1,359

1,059

1,291
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(72)

(76)

(89)
Prudential valuation adjustments

(217)

(231)

(368)
Accruals for dividends to shareholders for 2023

(2,240)
Capital reserve for potential share repurchases

(301)

(850)
Transitional CET1 capital PPA adjustments, net of tax

3,664

4,316
Other

(1,970)
2

(1,281)
2

3
Total common equity tier 1 capital

74,213

76,104

78,002
1 Includes goodwill related to significant investments in financial institutions of USD 20m as of 30 September 2024 (USD 19m as of 30 June 2024,

USD 20m as of 31 December 2023) presented on the balance sheet line Investments in associates.

2 Includes dividend accruals for 2024 and other items.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

45
Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 24bn and our

CET1 capital

by USD 2.4bn as

of 30 September

2024 (30 June

2024: USD 22bn and

USD 2.5bn,
respectively) and decreased our CET1

capital ratio by 18 basis points

(30 June 2024: 15 basis

points). Conversely, a
10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 21bn and our
CET1 capital by USD 2.2bn

(30 June 2024: USD 20bn and USD

2.3bn, respectively) and increased our CET1

capital
ratio by 18 basis points (30 June 2024: 14 basis

points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 109bn

as

of

30

September

2024

(30

June

2024:

USD 101bn)

and

decreased

our

CET1

leverage

ratio

by
15 basis points

(30 June

2024: 14 basis

points). Conversely,

a

10%

appreciation of

the US

dollar against

other
currencies would

have decreased

our LRD

by USD 99bn

(30 June

2024: USD 91bn)

and increased

our CET1

leverage
ratio by 16 basis points (30 June 2024: 15 basis

points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS Group Annual Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information

Risk-weighted assets

During the third

quarter of 2024,

RWA increased

by USD 8.0bn

to USD 519.4bn,

driven by an

USD 11.2bn increase
in currency effects,

partly offset by decreases of USD

1.7bn resulting from asset size

and other movements, as well
as USD 1.6bn resulting from model updates

and methodology changes.
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
30.6.24
Currency
effects
Model updates
and
methodology
changes
Asset size and
other
1
RWA as of
30.9.24
Credit and counterparty credit risk
2

310.2

10.6

(3.0)

(3.7)

314.1
Non-counterparty-related risk
3

33.2

0.7

1.0

34.8
Market risk

22.5

1.4

1.0

25.0
Operational risk

145.4

145.4
Total

511.4

11.2

(1.6)

(1.7)

519.4
1 Includes the

Pillar 3 categories

“Asset

size”, “Credit quality

of counterparties”,

“Acquisitions

and disposals” and

“Other”. For

more information, refer

to the 30

September 2024 Pillar

3 Report, which

will be
available as of 8

November 2024 under “Pillar

3 disclosures” at

ubs.com/investors.

2 Includes settlement risk,

credit valuation adjustments,

equity and investments in

funds exposures in

the banking book, and
securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit

and

counterparty

credit

risk

RWA

increased

by

USD

3.9bn

to

USD 314.1bn

as

of

30

September

2024,
including currency effects of USD 10.6bn.
Asset size and other movements resulted in

a USD 3.7bn decrease in RWA:
–
Non-core and

Legacy RWA

decreased by

USD 4.0bn,

mainly driven

by our

actions to

actively unwind

the portfolio,
in addition to the natural roll-off.
–
Personal & Corporate Banking RWA decreased by

USD 0.9bn, mainly driven by negative net

new loans.
–
Asset Management RWA decreased by USD 0.4bn,

mainly due to lower RWA from equity

investments in funds.
–
Global Wealth Management RWA decreased by

USD 0.1bn, mainly driven by negative net new

loans.
–
Investment Bank RWA increased by USD 1.4bn,

mainly due to higher RWA from loans and loan

commitments.
– Group Items RWA increased by USD 0.4bn.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

46
Model updates

and methodology

changes resulted

in a

RWA decrease

of USD

3.0bn, mainly

reflecting an

RWA
decrease of USD 2.3bn related

to the recalibration of certain

multipliers as a result

of improvements to models

and
an RWA

reduction of

USD 0.7bn related

to model

updates

and harmonizations

for structured

margin loans

and
similar products in Global Wealth Management.
›
Refer to the 30 September 2024 Pillar 3 Report, which will be available as of 8 November 2024 under “Pillar 3 disclosures” at ubs.com/investors
, for more information

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

Market risk
Market risk RWA increased

by USD 2.4bn to USD 25.0bn

in the third quarter of

2024, mainly driven by

an increase
of USD 1.4bn

from a

capital buffer

newly introduced

by FINMA

to capitalize

potential maturity

mismatches between
positions and hedges in the

incremental risk charge (the IRC). The

IRC, including the capital buffer, will

no longer
be applicable with

the adoption of

the final Basel III

standards (including the Fundamental

Review of the

Trading
Book) in January

2025. Additionally,

in the third

quarter of 2024,

we observed an

increase of USD 1.0bn

from asset
size and

other movements

that reflected

updates from

the monthly

risks-not-in-value-at-risk assessment,

which was
partially offset by the de-risking within Non-core

and Legacy.
›
Refer to the 30 September 2024 Pillar 3 Report, which will be available as of 8 November 2024 under “Pillar 3 disclosures” at

ubs.com/investors,

for more information

›
Refer to “Market risk” in the “Risk management and control” section of this report for more information
Operational risk
Operational risk RWA were unchanged at USD

145.4bn.
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Non-financial risk” in the “Risk management and control” section of the UBS Group Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for information about the AMA models
Outlook

We expect

that the

adoption of

the final

Basel III standards

in January

2025 will

lead to

a low

single-digit percentage
increase in the UBS

Group’s RWA, reducing

the CET1 capital

ratio by around 30

basis points. This estimate

is based
on

our

current understanding

of

the

relevant

standards

as

we

are

in

an

active

dialogue

with

FINMA

regarding
various aspects of the final rules. Our estimate for the RWA and CET1 capital ratio does not take into account the impact of the output floor, which is to be

phased in over time.
We expect RWA from credit and counterparty credit risk model updates and methodology changes to decrease by
around USD 2bn in the fourth quarter

of 2024, mainly reflecting a decrease related to

the recalibration of certain
multipliers as a result of

improvements to models and other model

updates,

which is expected to be

partly offset
by increases due to the migration of Credit Suisse

portfolios to UBS models, as well as methodology

changes.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

47
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
30.9.24
Credit and counterparty credit risk
1

95.0

129.5

7.2

63.8

13.6

5.2

314.1
Non-counterparty-related risk
2

6.8

3.1

0.7

3.8

1.7

18.8

34.8
Market risk

1.9

0.4

0.0

20.2

2.5

0.0

25.0
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

166.8

152.3

15.1

112.2

44.8

28.1

519.4
30.6.24
Credit and counterparty credit risk
1

93.8

123.8

7.4

63.4

17.4

4.5

310.2
Non-counterparty-related risk
2

6.6

3.1

0.7

3.7

1.6

17.4

33.2
Market risk

1.9

0.5

0.0

16.6

3.5

0.0

22.5
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

165.5

146.7

15.4

108.1

49.6

26.1

511.4
30.9.24 vs 30.6.24
Credit and counterparty credit risk
1

1.2

5.7

(0.3)

0.4

(3.9)

0.7

3.9
Non-counterparty-related risk
2

0.2

0.0

0.0

0.1

0.0

1.3

1.7
Market risk

0.0

(0.1)

0.0

3.6

(1.0)

0.0

2.4
Operational risk

0.0

0.0

0.0

0.0

0.0

0.0

0.0
Total

1.3

5.6

(0.3)

4.0

(4.8)

2.1

8.0
1 Includes settlement risk, credit valuation adjustments,

equity and investments in funds exposures in the

banking book, and securitization exposures in the

banking book.

2 Non-counterparty-related risk includes
deferred tax assets recognized for temporary differences (30 September

2024: USD 18.0bn; 30 June 2024: USD 16.6bn), as well as property,

equipment, software and other items (30 September 2024: USD

16.8bn;
30 June 2024: USD 16.6bn).

Leverage ratio denominator
During the third quarter of 2024, the LRD

increased by USD 44.1bn to USD 1,608.3bn, driven by currency effects of USD 53.6bn,

partly offset by asset size and other movements

of USD 9.5bn.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

30.6.24
Currency

effects
Asset size and

other
LRD as of

30.9.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)

1,205.8

44.9

(9.2)

1,241.6
Derivatives

125.2

2.4

6.1

133.7
Securities financing transactions

168.4

4.2

(0.9)

171.7
Off-balance sheet items

72.3

2.0

(1.9)

72.4
Deduction items

(7.5)

0.1

(3.6)

(11.0)
Total

1,564.2

53.6

(9.5)

1,608.3

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

48
The LRD movements described below exclude

currency effects.

On-balance sheet exposures (excluding derivatives and securities financing transactions) decreased by USD 9.2bn,
mainly reflecting a decrease in cash and balances at central banks, as well as decreases in lending balances due to negative net new loans mainly in Personal & Corporate Banking and Global Wealth Management.

There was also
a decrease in

trading portfolio assets

in Non-core and

Legacy driven by

our actions to

actively unwind the

portfolio,
in addition to the natural roll-off. These decreases were

partly offset by increases in other financial assets in Group
Treasury and

trading portfolio

assets, primarily

driven by

an increase

in positions

held in

the Investment

Bank to
hedge client positions, as well as market-driven

increases.

Derivative exposures increased by USD 6.1bn,

mainly due to client-driven increases in the

Investment Bank.
Securities financing transactions decreased

by USD 0.9bn.
Off-balance sheet items decreased by USD 1.9bn,

primarily driven by lower commitments.
Deduction items increased by

USD 3.6bn to USD 11.0bn from USD

7.5bn, due to our voluntary

acceleration of the
amortization of the remaining transitional CET1

capital PPA adjustments in the third quarter

of 2024.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to “Amortization of transitional purchase price allocation adjustments for regulatory capital” in this section for more information about the change in deduction items
Outlook

We expect

that the

adoption of

the final

Basel III standards

in January

2025 will

lead to

a low

single-digit percentage
increase in the

UBS Group’s LRD,

reducing the CET1

leverage ratio

by around 10 basis

points. This

estimate is

based
on our current understanding of the relevant standards.
Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

30.9.24
On-balance sheet exposures

504.9

429.2

5.7

238.8

46.0

17.0

1,241.6
Derivatives

10.8

3.3

0.0

106.0

13.4

0.1

133.7
Securities financing transactions

66.3

45.3

0.0

52.6

7.5

0.0

171.7
Off-balance sheet items

18.6

32.3

0.1

18.6

2.5

0.2

72.4
Items deducted from Swiss SRB tier 1 capital

(5.4)

(1.0)

(1.2)

(0.4)

(0.5)

(2.5)

(11.0)
Total

595.2

509.0

4.7

415.6

69.0

14.8

1,608.3
30.6.24
On-balance sheet exposures

492.5

407.9

5.3

234.1

49.8

16.3

1,205.8
Derivatives

9.0

2.5

0.0

97.1

16.6

0.0

125.2
Securities financing transactions

59.3

42.9

0.1

53.5

12.5

0.1

168.4
Off-balance sheet items

18.1

33.7

0.2

18.4

1.7

0.3

72.3
Items deducted from Swiss SRB tier 1 capital

(3.5)

1.5

(1.2)

(0.4)

(0.6)

(3.4)

(7.5)
Total

575.4

488.5

4.3

402.6

80.0

13.4

1,564.2
30.9.24 vs 30.6.24
On-balance sheet exposures

12.4

21.3

0.4

4.8

(3.7)

0.7

35.7
Derivatives

1.9

0.8

0.0

8.9

(3.2)

0.1

8.5
Securities financing transactions

7.0

2.4

0.0

(0.8)

(5.1)

(0.2)

3.3
Off-balance sheet items

0.5

(1.4)

0.0

0.2

0.9

(0.1)

0.1
Items deducted from Swiss SRB tier 1 capital

(1.9)

(2.6)

0.0

0.0

0.1

0.9

(3.5)
Total

19.9

20.5

0.3

13.0

(11.0)

1.4

44.1

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

49
Equity attribution
Under our equity attribution

framework, tangible equity

is attributed based on

equally weighted average

RWA and
average LRD, which both include resource allocations from our Group functions to the business divisions. Average
RWA and LRD are converted

to CET1 capital equivalents

using target capital ratios.

If the attributed tangible equity
calculated under the weighted-driver approach is less than

the CET1 capital equivalent of risk-based capital (RBC)
for any business division,

the CET1 capital equivalent of RBC is used

as a floor for that business division.
In addition to

tangible equity,

we allocate equity

to the business

divisions to

support goodwill

and intangible

assets.
We

also

allocate

to

the

business

divisions

attributed

equity

related

to

CET1

capital

deduction

items

that

are
attributable

to

divisional

activities,

such

as

compensation-related

components

or

expected

losses

on

the
advanced internal

ratings-based

portfolio

less

provisions.

We

attribute

all

remaining

capital

deduction

items

to
Group Items.

These primarily

include equity

related to

deferred tax

assets, accruals

for shareholder

returns, and
unrealized gains / losses from cash flow hedges.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders
Average attributed equity
For the quarter ended Year-to-date
USD bn 30.9.24 30.6.24 30.9.23
1
30.9.24 30.9.23
1
Global Wealth Management

33.5

32.9

33.1

33.2

27.9
Personal & Corporate Banking

21.8

21.4

21.4

21.7

15.2
Asset Management

2.7

2.7

3.1

2.7

2.3
Investment Bank

17.0

17.0

17.1

17.0

15.6
Non-core and Legacy

8.5

10.1

10.5

9.7

4.8
Group Items
2

1.8

0.2

(0.8)

0.7

4.9
Average equity attributed to business divisions and Group Items

85.4

84.2

84.4

84.9

70.8
1 Comparative figures have been restated

to reflect the changes to the

equity attribution framework. Refer

to the “Equity attribution” section of

the UBS Group first quarter 2024

report, available under “Quarterly
reporting” at ubs.com/investors,

for more information.

2 Includes average attributed equity

related to capital deduction

items for deferred tax assets,

accruals for shareholder returns and

unrealized gains / losses
from cash flow hedges.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

50
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and funding

management” in

the “Capital,

liquidity and funding,

and balance sheet”

section of the

UBS
Group

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

the

Group’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
The

quarterly average

liquidity coverage

ratio

(the LCR)

of the

UBS

Group

decreased 12.7 percentage

points to
199.2%, remaining

above the

prudential requirement

communicated by

the Swiss

Financial Market

Supervisory
Authority (FINMA). The movement in the quarterly average LCR was primarily driven by a decrease in high-quality
liquid assets of USD 17.6bn to USD 360.6bn, mainly reflecting lower cash available,

due to the funding of trading
assets and an increase

in Swiss regulatory

minimum reserve requirements.

The average net

cash outflows increased
by USD 2.6bn to USD 181.1bn, reflecting higher

net outflows from derivatives and higher

outflows from deposits,
partly offset by lower outflows from irrevocable

loan commitments.
›
Refer to the 30 September 2024 Pillar 3 Report, which will be available as of 8 November 2024 under “Pillar 3 disclosures” at ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 3Q24
1
Average 2Q24
1
High-quality liquid assets

360.6

378.2
Net cash outflows
2

181.1

178.5
Liquidity coverage ratio (%)
3

199.2

212.0
1 Calculated based on an average of 65 data points in the third quarter of 2024 and 61 data points in the second quarter of 2024.

2 Represents the net cash outflows expected over a stress period of 30 calendar days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As

of 30 September

2024, the

net stable

funding ratio

(the NSFR)

of the

UBS Group

decreased 1.2 percentage
points to 126.9%, remaining above the prudential

requirement communicated by FINMA.
Available

stable

funding increased

by

USD 22.0bn to

USD 904.3bn, mainly

driven

by

higher customer

deposits,
largely due to currency effects.
Required stable funding increased by

USD 23.8bn to USD 712.8bn, primarily reflecting

increases in trading assets
and in lending assets, with the latter increase

mainly driven by currency effects.
›
Refer to the 30 September 2024 Pillar 3 Report, which will be available as of 8 November 2024 under “Pillar 3 disclosures” at ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 30.9.24 30.6.24
Available stable funding

904.3

882.3
Required stable funding

712.8

689.0
Net stable funding ratio (%)

126.9

128.0

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

51
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS Group

Annual Report

2023, available

under “Annual reporting”

at
ubs.com/investors
, which

provides more
information about the balance sheet and off-balance

sheet positions.

Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (30 September

2024 vs 30 June 2024)
Total assets

were USD 1,623.9bn

as of

30 September 2024,

an increase

of USD 62.9bn

compared with

30 June
2024, largely reflecting currency effects

as a result of the depreciation of the US

dollar.
Derivatives and

cash collateral

receivables on

derivative instruments

increased by

USD 23.1bn, predominantly

in
Derivatives

&

Solutions

and

Financing

in

the

Investment

Bank,

primarily

reflecting

increases

in

foreign

currency
contracts, where the contracts in

place at the end

of September 2024 had a

higher fair value compared with the
contracts in

place at

the end

of June

2024, and

in equity

contracts,

reflecting market-driven

increases.

Lending
assets increased by USD 16.4bn,

primarily reflecting currency

effects of approximately USD

25.8bn,

partly offset by
negative net

new loans

in Personal

&

Corporate Banking

and

Global Wealth

Management.

Securities financing
transactions at

amortized cost

increased

by

USD 10.1bn, mainly

reflecting net

new

excess cash

reinvestment in
Group Treasury.

Trading assets

increased by

USD 10.0bn, primarily

driven by

an increase

in inventory

held in

the
Investment Bank to

hedge client positions,

as well as

market-driven increases,

partly offset by

the unwinding of

the
Credit Suisse

business in

Non-core and

Legacy.

Other financial

assets measured

at fair

value increased

by USD 6.2bn,
mainly reflecting currency effects and increases

in securities financing transactions

measured at fair value.
These increases were partly offset by

a USD 5.0bn decrease in Cash

and balances at central banks,

mainly due to
net redemptions

of debt

issued, net

increases in

securities financing

transactions and

net new

customer deposit
outflows,

partly

offset

by

inflows

reflecting

negative

net

new

loans

and

by

currency

effects

of

approximately
USD 10.2bn.
Assets
As of % change from
USD bn 30.9.24 30.6.24 30.6.24
Cash and balances at central banks

243.3

248.3

(2)
Lending
1

637.5

621.1

3
Securities financing transactions at amortized cost

92.1

82.0

12
Trading assets

172.0

162.0

6
Derivatives and cash collateral receivables on derivative instruments

206.3

183.2

13
Brokerage receivables

24.7

25.3

(2)
Other financial assets measured at amortized cost

61.2

60.4

1
Other financial assets measured at fair value
2

131.6

125.4

5
Non-financial assets

55.4

53.2

4
Total assets

1,623.9

1,561.0

4
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

Balance sheet liabilities (30 September

2024 vs 30 June 2024)
Total liabilities were USD 1,536.4bn as of 30 September 2024, an increase of USD 59.6bn compared with 30 June
2024, largely reflecting currency effects as

a result of the depreciation of the US dollar.
Derivatives and cash collateral payables

on derivative instruments increased by

USD 26.2bn, predominantly in the
Investment

Bank,

primarily

reflecting

the

same

drivers

as

on

the

asset

side.

Customer

deposits

increased

by
USD 19.2bn,

primarily driven

by currency

effects of

approximately USD 24.6bn, partly

offset by

net new

deposit
outflows. Brokerage payables increased by USD

6.2bn, mainly reflecting increases in client activity

levels.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

52
These increases were partly offset by a

USD 2.0bn decrease in Debt issued designated at

fair value and long-term
debt issued measured at amortized cost,

mainly driven by net redemptions of

debt issued measured at amortized
cost in Group Treasury, which were largely offset

by currency effects of approximately USD 6.6bn.
The “Liabilities,

by product

and currency”

table

in this

section provides

more information

about the

Group’s funding
sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments

›
Refer to the “Consolidated financial statements” section of this report for more information
Liabilities and equity
As of

% change from
USD bn 30.9.24 30.6.24 30.6.24
Short-term borrowings
1,2

61.9

61.7

0
Securities financing transactions at amortized cost

16.4

14.9

10
Customer deposits

776.0

756.8

3
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

305.5

307.5

(1)
Trading liabilities

36.4

33.5

9
Derivatives and cash collateral payables on derivative instruments

208.1

181.9

14
Brokerage payables

52.4

46.2

13
Other financial liabilities measured at amortized cost

21.2

21.4

(1)
Other financial liabilities designated at fair value

35.3

31.9

11
Non-financial liabilities

23.2

21.0

11
Total liabilities

1,536.4

1,476.8

4
Share capital

0.3

0.3

0
Share premium

11.8

11.7

0
Treasury shares

(6.1)

(5.5)

10
Retained earnings

77.2

76.2

1
Other comprehensive income
3

3.8

0.9

312
Total equity attributable to shareholders

87.0

83.7

4
Equity attributable to non-controlling interests

0.6

0.5

6
Total equity

87.6

84.2

4
Total liabilities and equity

1,623.9

1,561.0

4
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

3 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (30 September 2024 vs 30 June 2024)
Equity attributable to shareholders increased

by USD 3,342m to USD 87,025m as of

30 September 2024.
The

net

increase

of

USD 3,342m

was

mainly

driven

by

positive

total

comprehensive

income

attributable

to
shareholders

of

USD 3,883m, reflecting

a

net

profit

of

USD 1,425m

and

other

comprehensive

income

(OCI)

of
USD 2,459m. OCI

mainly included

cash flow

hedge OCI

of USD 1,593m,

OCI related to

foreign currency

translation
of USD 1,333m

and negative

OCI related to

own credit

on financial liabilities

designated at

fair value of

USD 323m.
This increase

was partly

offset by

net treasury

share activity,

which reduced

equity by

USD 798m, predominantly
due to the repurchasing of USD 549m

of shares under our 2024 share repurchase program and the purchasing of
USD 254m of shares in relation to employee

share-based compensation plans.

›
Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “Share information and earnings per share”

section of this report for more information about our
share repurchase programs

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

53
Liabilities, by product and currency
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.9.24 30.6.24 30.9.24 30.6.24 30.9.24 30.6.24 30.9.24 30.6.24
Short-term borrowings 61.9 61.7 28.9 32.0 7.9 8.0 11.2 8.6
of which: amounts due to banks 28.1 26.8 10.0 10.0 7.4 7.5 3.5 3.2 of which: short-term debt issued
1,2
33.9 34.9 18.9 22.0 0.5 0.5 7.7 5.4
Securities financing transactions at amortized cost
16.4 14.9 8.8 8.5 3.3 2.7 3.6 2.5
Customer deposits 776.0 756.8 310.0 307.2 320.0 301.9 75.8 76.8 of which: demand deposits 228.2 220.1 55.4 54.8 109.1 101.3 34.8 35.3 of which: retail savings / deposits 189.1 177.8 33.7 31.0 151.2 142.7 4.2 4.0 of which: sweep deposits 34.5 35.7 34.5 35.7 0.0 0.0 0.0 0.0 of which: time deposits 324.2 323.3 186.4 185.8 59.7 57.9 36.8 37.5
Debt issued designated at fair value and long-term debt issued measured at amortized
cost
2
305.5 307.5 167.6 174.8 45.0 42.6 67.6 64.5
Trading liabilities 36.4 33.5 14.5 12.7 1.7 1.1 10.4 9.7
Derivatives and cash collateral payables on derivative instruments
208.1 181.9 167.2 145.0 4.2 3.5 21.9 21.0
Brokerage payables 52.4 46.2 41.7 35.4 0.7 0.7 2.6 2.9
Other financial liabilities measured at amortized cost

21.2 21.4 11.0 11.5 4.2 4.2 2.0 1.5
Other financial liabilities designated at fair value
35.3 31.9 6.3 6.1 0.1 0.1 6.9 4.9
Non-financial liabilities
23.2 21.0 13.0 11.5 4.0 3.8 3.0 2.9
Total liabilities 1,536.4 1,476.8 769.1 744.8 391.0 368.6 205.0 195.0
1 Short-term debt issued consists of

certificates of deposit, commercial paper,

acceptances and promissory notes, and

other money market paper.

2 The classification of

debt issued measured at amortized

cost into
short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year.

This classification does not consider any early
redemption features.
Off-balance sheet (30 September 2024

vs 30 June 2024)
Committed

unconditionally

revocable

credit

lines

increased

by

USD 4.2bn,

driven

by

currency

effects.

Forward
starting reverse repurchase and securities borrowing agreements increased by USD

6.4bn, reflecting an increase in
levels of business division activity in short-dated

securities financing transactions.
Off-balance sheet
As of % change from
USD bn
30.9.24 30.6.24 30.6.24
Guarantees
1,2

39.6

38.8

2
Irrevocable loan commitments
1

80.5

81.9

(2)
Committed unconditionally revocable credit lines

153.1

148.9

3
Forward starting reverse repurchase and securities borrowing agreements

16.1

9.7

65
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.

UBS Group third quarter 2024 report |
Risk, capital, liquidity and funding, and

balance sheet | Share information and earnings

per share

54
Share information and earnings per share
UBS Group AG

shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX).

They

are

also

listed

on

the

New

York

Stock
Exchange (the NYSE) as global registered shares. Each share has a nominal value of USD 0.10. Shares issued were
unchanged in the third quarter of 2024 compared

with the second quarter of 2024.
We held

276m shares as

of 30 September 2024,

of which

144m shares

had been

acquired under our

2022 and
2024 share repurchase

programs

for cancellation

purposes. The

remaining 132m

shares are primarily

held to hedge
our share delivery obligations related to employee

share-based compensation and participation

plans.
Treasury

shares

held

increased

by

16m

shares

in

the

third

quarter

of

2024.

This

mainly

reflected

19.1m

shares
repurchased under our 2024 program and 7.2m shares purchased from the market to hedge future share delivery obligations related to employee share-based compensation awards, partly offset by the delivery of treasury shares under our share-based compensation plans.

Shares

acquired under

our

2024

program

totaled 23m

as

of

30 September 2024

for

a

total acquisition

cost

of
USD 700m (CHF 610m).

As previously

communicated, we expect

to repurchase

a total

of up

to USD 1bn

of our
shares in 2024.
Shares acquired

under our

2022 program

totaled 121m

as of

30 September 2024

for a

total acquisition

cost of
USD 2,277m (CHF 2,138m). This program concluded

on 28 March 2024, and the 121m shares repurchased

under
this program will be canceled by means of a

capital reduction, subject to approval by the shareholders at a future
Annual General Meeting.
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more
information about equity attributable to shareholders and tangible equity attributable to shareholders
As of or for the quarter ended As of or year-to-date
30.9.24 30.6.24 30.9.23
1
30.9.24 30.9.23
1
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

1,425

1,136

(715)

4,315

27,645
less: (profit) / loss on own equity derivative contracts

0

0

(1)

0

(2)
Net profit / (loss) attributable to shareholders for diluted

EPS

1,424

1,136

(715)

4,315

27,643
.
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
2

3,196,573,895

3,212,672,606

3,229,878,446

3,204,826,901

3,128,272,554
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money
options and warrants outstanding
3

147,480,584

146,621,312

380,852
4

151,321,464

139,759,974
Weighted average shares outstanding for diluted EPS

3,344,054,479

3,359,293,918

3,230,259,298

3,356,148,365

3,268,032,528
.
Earnings per share (USD)
Basic

0.45

0.35

(0.22)

1.35

8.84
Diluted

0.43

0.34

(0.22)

1.29

8.46
.
Shares outstanding and potentially dilutive instruments
Shares issued

3,462,087,722

3,462,087,722

3,462,087,722

3,462,087,722

3,462,087,722
Treasury shares
5

276,381,209

259,953,381

228,822,625

276,381,209

228,822,625
of which: related to the 2022 share repurchase program

120,506,008

120,506,008

120,506,008

120,506,008

120,506,008
of which: related to the 2024 share repurchase program

23,479,400

4,406,000

23,479,400
Shares outstanding

3,185,706,513

3,202,134,341

3,233,265,097

3,185,706,513

3,233,265,097
Potentially dilutive instruments
6

13,561,823

14,636,947

160,925,793
4

13,600,262

8,518,394
.
Other key figures
Total book value per share (USD)

27.32

26.13

25.75

27.32

25.75
Tangible book value per share (USD)

25.10

23.85

23.44

25.10

23.44
Share price (USD)
7

30.77

29.43

24.77

30.77

24.77
Market capitalization (USD m)
8

106,528

101,903

85,768

106,528

85,768
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 The weighted average shares outstanding

for basic earnings per share (EPS) are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during
the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

3 The weighted average number of shares
for notional

employee awards

with performance

conditions reflects

all potentially

dilutive shares

that are

expected to

vest under

the terms

of the

awards.

4 Due

to the

net loss

in the

third quarter

of 2023,
148,423,317 weighted average potential

shares from unvested notional

share awards were not

included in the calculation

of diluted EPS as

they were not dilutive

for the quarter ended

30 September 2023. Such
shares are only taken into account for

the diluted EPS calculation when their conversion

to ordinary shares would decrease earnings

per share or increase the loss per

share, in accordance with IAS 33,

Earnings per
Share.

5 Based on a settlement date view.

6 Reflects potential shares that could dilute basic EPS in

the future but were not dilutive for any of the periods

presented. Mainly includes equity-based awards subject
to absolute and relative performance

conditions and equity derivative

contracts. For

the quarter ended 30

September 2023, it also

includes 148,423,317 weighted average

potential shares from unvested

notional
share awards that were not included in the calculation of diluted EPS as they were not dilutive.

7 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

8 The calculation of market capitalization reflects total shares issued multiplied by the share price at the end of the period.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group third quarter 2024 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS Group AG interim consolidated financial statements
(unaudited)
56
Income statement
57
Statement of comprehensive income
58
Balance sheet
59
Statement of changes in equity
60
Statement of cash flows
61
1

Basis of accounting
63
2

Accounting for the acquisition of the Credit Suisse Group
67
3

Segment reporting
68
4

Net interest income
69
5

Net fee and commission income
69
6

Other income
69
7

Personnel expenses
70
8

General and administrative expenses
70
9

Expected credit loss measurement
78
10
Fair value measurement
84
11

Derivative instruments
85
12

Other assets and liabilities
86
13

Debt issued designated at fair value
86
14

Debt issued measured at amortized cost
86
15
Provisions and contingent liabilities

16
Events after the reporting period

UBS Group third quarter 2024 report |
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

56
UBS Group AG interim consolidated financial
statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.9.24 30.6.24 30.9.23
1
30.9.24 30.9.23
1
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4

8,766

9,320

9,932

28,165

21,707
Interest expense from financial instruments measured at

amortized cost
4

(9,022)

(9,319)

(9,082)

(28,064)

(18,777)
Net interest income from financial instruments measured

at fair value through profit or loss and other
4

2,050

1,533

1,257

5,168

2,272
Net interest income 4

1,794

1,535

2,107

5,270

5,202
Other net income from financial instruments measured

at fair value through profit or loss

3,681

3,684

3,226

11,547

8,425
Fee and commission income 5

7,170

7,211

6,669

21,461

17,357
Fee and commission expense 5

(653)

(679)

(613)

(1,921)

(1,566)
Net fee and commission income 5

6,517

6,531

6,056

19,540

15,790
Other income 6

341

154

305

619

563
Total revenues

12,334

11,904

11,695

36,976

29,979
Negative goodwill 2

27,264
Credit loss expense / (release) 9

121

95

239

322

901
Personnel expenses 7

6,889

7,119

7,567

20,957

17,838
General and administrative expenses 8

2,389

2,318

3,124

7,120

7,157
Depreciation, amortization and impairment of non-financial

assets

1,006

903

950

2,804

2,341
Operating expenses

10,283

10,340

11,640

30,880

27,336
Operating profit / (loss) before tax

1,929

1,469

(184)

5,773

29,006
Tax expense / (benefit)

502

293

526

1,407

1,346
Net profit / (loss)

1,428

1,175

(711)

4,366

27,660
Net profit / (loss) attributable to non-controlling interests

3

40

4

51

15
Net profit / (loss) attributable to shareholders

1,425

1,136

(715)

4,315

27,645
Earnings per share (USD)
Basic

0.45

0.35

(0.22)

1.35

8.84
Diluted

0.43

0.34

(0.22)

1.29

8.46
1 Comparative-period information has been revised. Refer to Note 2 for more information.

UBS Group third quarter 2024 report |
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

57

Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23
1
30.9.24 30.9.23
1
Comprehensive income attributable to shareholders
2
Net profit / (loss)

1,425

1,136

(715)

4,315

27,645
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

2,404

(268)

(1,425)

(1,337)

(435)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

(1,081)

291

806

1,392

300
Foreign currency translation differences on foreign operations reclassified to the income statement

2

2

2

4

(1)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement

0

0

0

1

(3)
Income tax relating to foreign currency translations, including the effect of net investment hedges

9

0

4

22

(2)
Subtotal foreign currency translation, net of tax

1,333

25

(615)

81

(141)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

2

0

(2)

2

0
Net realized (gains) / losses reclassified to the income statement from equity

0

0

0

0

1
Income tax relating to net unrealized gains / (losses)

0

0

0

0

0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

2

0

(2)

2

0
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

1,579

(417)

(1,198)

(84)

(2,126)
Net (gains) / losses reclassified to the income statement from equity

388

668

580

1,600

1,339
Income tax relating to cash flow hedges

(374)

5

92

(250)

91
Subtotal cash flow hedges, net of tax

1,593

256

(526)

1,266

(695)
Cost of hedging
Cost of hedging, before tax

(19)

(19)

(1)

(47)

5
Income tax relating to cost of hedging

0

0

0

0

0
Subtotal cost of hedging, net of tax

(19)

(19)

(1)

(47)

5
Total other comprehensive income that may be reclassified to the income statement, net of tax

2,910

262

(1,144)

1,302

(832)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

(138)

(38)

(62)

(238)

(54)
Income tax relating to defined benefit plans

10

8

(7)

23

(36)
Subtotal defined benefit plans, net of tax

(128)

(30)

(69)

(215)

(91)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

(317)

231

(715)

(156)

(1,119)
Income tax relating to own credit on financial liabilities designated at fair value

(6)

(3)

29

(7)

72
Subtotal own credit on financial liabilities designated at

fair value, net of tax

(323)

228

(686)

(163)

(1,047)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(451)

198

(755)

(378)

(1,138)
Total other comprehensive income

2,459

460

(1,899)

924

(1,970)
Total comprehensive income attributable to shareholders

3,883

1,596

(2,614)

5,239

25,675
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

3

40

4

51

15
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

24

(21)

(12)

(11)

(12)
Total comprehensive income attributable to non-controlling interests

27

18

(8)

40

4
Total comprehensive income
Net profit / (loss)

1,428

1,175

(711)

4,366

27,660
Other comprehensive income

2,482

439

(1,911)

913

(1,981)
of which: other comprehensive income that may be reclassified to the income statement

2,910

262

(1,144)

1,302

(832)
of which: other comprehensive income that will not be reclassified to the income statement

(428)

176

(767)

(389)

(1,150)
Total comprehensive income

3,910

1,614

(2,622)

5,279

25,679
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Refer to the “Group performance” section of this report for more information.

UBS Group third quarter 2024 report |
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

58

Balance sheet
USD m Note 30.9.24 30.6.24 31.12.23
1
Assets
Cash and balances at central banks

243,261

248,336

314,060
Amounts due from banks

21,716

21,959

21,146
Receivables from securities financing transactions measured at amortized cost

92,104

82,028

99,039
Cash collateral receivables on derivative instruments 11

47,209

43,637

50,082
Loans and advances to customers 9

615,820

599,105

639,669
Other financial assets measured at amortized cost 12

61,169

60,431

65,455
Total financial assets measured at amortized cost

1,081,280

1,055,494

1,189,451
Financial assets at fair value held for trading 10

171,983

162,025

169,633
of which: assets pledged as collateral that may be sold or repledged by counterparties

46,599

43,452

51,263
Derivative financial instruments 10, 11

159,068

139,597

176,084
Brokerage receivables 10

24,656

25,273

21,037
Financial assets at fair value not held for trading 10

129,416

123,266

104,018
Total financial assets measured at fair value through profit or loss

485,124

450,161

470,773
Financial assets measured at fair value through other comprehensive income 10

2,179

2,167

2,233
Investments in associates

2,484

2,236

2,373
Property, equipment and software

16,571

16,440

17,849
Goodwill and intangible assets

7,048

7,313

7,515
Deferred tax assets

10,254

10,651

10,682
Other non-financial assets 12

19,002

16,514

16,049
Total assets

1,623,941

1,560,976

1,716,924
Liabilities
Amounts due to banks

28,058

26,750

70,962
Payables from securities financing transactions measured at amortized cost

16,374

14,872

14,394
Cash collateral payables on derivative instruments

11

33,757

32,843

41,582
Customer deposits

775,994

756,830

792,029
Debt issued measured at amortized cost

14

227,168

229,223

237,817
Other financial liabilities measured at amortized cost

12

21,171

21,383

20,851
Total financial liabilities measured at amortized cost

1,102,523

1,081,902

1,177,633
Financial liabilities at fair value held for trading

10

36,437

33,493

34,159
Derivative financial instruments 10, 11

174,296

149,069

192,181
Brokerage payables designated at fair value

10

52,403

46,198

42,522
Debt issued designated at fair value 10, 13

112,218

113,209

128,289
Other financial liabilities designated at fair value 10, 12

35,256

31,875

29,484
Total financial liabilities measured at fair value through profit or loss

410,610

373,844

426,635
Provisions and contingent liabilities

15

9,245

9,293

12,412
Other non-financial liabilities

12

13,974

11,720

14,089
Total liabilities

1,536,352

1,476,758

1,630,769
Equity
Share capital

346

346

346
Share premium

11,755

11,742

13,216
Treasury shares

(6,051)

(5,498)

(4,796)
Retained earnings

77,197

76,176

74,397
Other comprehensive income recognized directly in equity, net of tax

3,777

917

2,462
Equity attributable to shareholders

87,025

83,683

85,624
Equity attributable to non-controlling interests

564

535

531
Total equity

87,589

84,218

86,156
Total liabilities and equity

1,623,941

1,560,976

1,716,924
1 Comparative-period information has been revised. Refer to Note 2 for more information.

UBS Group third quarter 2024 report |
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

59

Statement of changes in equity
USD m
Share
capital and
share
premium
Treasury
shares
Retained
earnings
OCI
recognized
directly in
equity,
net of tax
1
of which:
foreign
currency
translation
of which:
cash flow
hedges
Total equity
attributable to
shareholders
Balance as of 1 January 2024
2,3

13,562

(4,796)

74,397

2,462

5,584

(3,109)

85,624
Acquisition of treasury shares

(2,693)
4

(2,693)
Delivery of treasury shares under share-based compensation

plans

(1,282)

1,335

53
Other disposal of treasury shares

2

102
4

104
Share-based compensation expensed in the income statement

883

883
Tax (expense) / benefit

15

15
Dividends

(1,128)
5

(1,128)
5

(2,256)
Equity classified as obligation to purchase own shares

(42)

(42)
Translation effects recognized directly in retained earnings

(14)

14

14

0
Share of changes in retained earnings of associates and

joint ventures

(3)

(3)
New consolidations / (deconsolidations) and other increases

/ (decreases)

92

7

99
Total comprehensive income for the period

3,937

1,302

81

1,266

5,239
of which: net profit / (loss)

4,315

4,315
of which: OCI, net of tax

(378)

1,302

81

1,266

924
Balance as of 30 September 2024
2

12,101

(6,051)

77,197

3,777

5,666

(1,830)

87,025
Non-controlling interests as of 30 September 2024

564
Total equity as of 30 September 2024

87,589
Balance as of 1 January 2023
2

13,850

(6,874)

50,004

(103)

4,128

(4,234)

56,876
Purchase price consideration for Credit Suisse Group acquisition,

before consideration of
share-based compensation awards
6

619

2,928

3,547
Impact of share-based compensation awards from Credit Suisse Group acquisition
6

162

162
Impact of the settlement of pre-existing relationships from

Credit Suisse Group acquisition
6

(61)

(61)
Acquisition of treasury shares

(2,353)
4

(2,353)
Delivery of treasury shares under share-based compensation

plans

(856)

946

91
Other disposal of treasury shares

6

177
4

182
Cancellation of treasury shares related to the 2021

share repurchase program
7

(561)

1,115

(554)

0
Share-based compensation expensed in the income statement

791

791
Tax (expense) / benefit

7

7
Dividends

(839)
5

(839)
5

(1,679)
Equity classified as obligation to purchase own shares

21

21
Translation effects recognized directly in retained earnings

18

(18)

(18)

0
Share of changes in retained earnings of associates and joint ventures

(1)

(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)

2

1

3
Total comprehensive income for the period

26,507

(832)

(141)

(695)

25,675
of which: net profit / (loss)

27,645

27,645
of which: OCI, net of tax

(1,138)

(832)

(141)

(695)

(1,970)
Balance as of 30 September 2023
2,3

13,204

(4,122)

75,135

(953)

3,987

(4,947)

83,265
Non-controlling interests as of 30 September 2023

542
8
Total equity as of 30 September 2023
3

83,807
1 Excludes other comprehensive income related to defined

benefit plans and own credit that is recorded

directly in Retained earnings.

2 Excludes non-controlling interests.

3 Comparative-period information has
been revised. Refer to Note 2 for more information.

4 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market maker with regard to UBS

shares and related derivatives,
and to hedge

certain issued structured

debt instruments. These

acquisitions and disposals

are reported based

on the sum

of the net

monthly movements.

5 Reflects the payment

of an ordinary

cash dividend of
USD 0.70 per dividend-bearing share in

May 2024 (2023: USD 0.55 per dividend-bearing

share paid in April 2023). Swiss

tax law requires Switzerland-domiciled companies with

shares listed on a Swiss

stock exchange
to pay no more than

50% of dividends from

capital contribution reserves,

with the remainder required

to be paid from retained

earnings.

6 Refer to Note 2

for more information.

7 Reflects the cancellation

of
62,548,000 shares purchased under

UBS’s 2021 share

repurchase program as approved

by shareholders at the

2023 Annual General

Meeting. Swiss tax law

requires Switzerland-domiciled companies

with shares
listed on a Swiss stock exchange to reduce capital contribution reserves by at least 50% of the total capital reduction amount exceeding the nominal value upon cancellation of the shares.

8 Includes an increase of
USD 285m in the second quarter of 2023 due to the acquisition of the Credit Suisse Group.

UBS Group third quarter 2024 report |
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

60
Statement of cash flows
Year-to-date
USD m 30.9.24 30.9.23
1
Cash flow from / (used in) operating activities
Net profit / (loss)

4,366

27,660
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial

assets

2,804

2,341
Credit loss expense / (release)

322

901
Share of net (profits) / loss of associates and joint ventures and impairment related to associates

(177)

(118)
Deferred tax expense / (benefit)

252

(152)
Net loss / (gain) from investing activities

(178)

26
Net loss / (gain) from financing activities

4,287

(1,921)
Negative goodwill

(27,264)
Other net adjustments
2

2,213

3,496
Net change in operating assets and liabilities
2
Amounts due from banks and amounts due to banks

1,416

4,813
Receivables from securities financing transactions measured at amortized cost

6,392

7,351
Payables from securities financing transactions measured at amortized cost

169

(1,044)
Cash collateral on derivative instruments

(4,578)

(5,826)
Loans and advances to customers

21,557

22,190
Customer deposits

(15,220)

20,701
Financial assets and liabilities at fair value held for trading and derivative financial instruments

1,882

(5,696)
Brokerage receivables and payables

6,498

(10,517)
Financial assets at fair value not held for trading and other financial assets and liabilities

(12,866)

11,109
Provisions and other non-financial assets and liabilities

(1,495)

1,624
Income taxes paid, net of refunds

(1,682)

(1,544)
Net cash flow from / (used in) operating activities
3

15,961

48,131
Cash flow from / (used in) investing activities
Cash and cash equivalents acquired upon the acquisition of the

Credit Suisse Group

108,406
Purchase of subsidiaries, associates and intangible assets

(1)
Disposal of subsidiaries, associates and intangible assets

188

47
Purchase of property, equipment and software

(1,470)

(1,227)
Disposal of property, equipment and software

46

63
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income

28

25
Purchase of debt securities measured at amortized cost

(3,841)

(11,632)
Disposal and redemption of debt securities measured at amortized cost

6,857

7,227
Net cash flow from / (used in) investing activities

1,807

102,908
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding

(42,587)

(56,516)
Net issuance (repayment) of short-term debt measured at amortized cost

(5,127)

3,084
Net movements in treasury shares and own equity derivative

activity

(2,570)

(2,100)
Distributions paid on UBS shares

(2,256)

(1,679)
Issuance of debt designated at fair value and long-term debt measured at amortized cost

81,200

88,028
Repayment of debt designated at fair value and long-term debt measured at amortized cost

(109,952)

(82,904)
Inflows from securities financing transactions measured at amortized cost
4

4,979
Outflows from securities financing transactions measured at amortized cost
4

(3,165)
Net cash flows from other financing activities

(595)

(481)
Net cash flow from / (used in) financing activities

(80,073)

(52,568)
Total cash flow
Cash and cash equivalents at the beginning of the period

340,207

195,321
Net cash flow from / (used in) operating, investing and financing activities

(62,305)

98,472
Effects of exchange rate differences on cash and cash equivalents
2

(2,492)

(1,497)
Cash and cash equivalents at the end of the period
5

275,410
6

292,296
of which: cash and balances at central banks
5

243,261

262,215
of which: amounts due from banks
5

20,031

18,946
of which: money market paper
5,7

11,917

11,135
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash

41,643

30,680
Interest paid in cash

37,323

23,541
Dividends on equity investments, investment funds and associates received in cash
8

2,260

1,867
1 Comparative-period

information has been

revised. Refer

to Note 2

for more information.

2 Foreign currency

translation and

foreign exchange effects

on operating

assets and liabilities

and on cash

and cash
equivalents are

presented within

the Other

net adjustments

line. Does

not include

foreign currency

hedge effects

related to

foreign exchange

swaps.

3 Includes cash

receipts from

the sale

of loans

and loan
commitments of USD 11,957m

and USD 2,758m

within Non-core and

Legacy for the

nine-month periods ended

30 September 2024

and 30 September 2023,

respectively.

4 Reflects cash

flows from securities
financing transactions measured at amortized cost that use UBS debt instruments as the underlying.

5 Includes only balances with an original maturity of three months or less.

6

The balance includes USD 0.2bn
related to cash held in Assets of disposal

groups held for sale, recognized

within Other non-financial assets.

7 Money market paper is included

in the balance sheet under Financial assets

at fair value not held for
trading (30 September 2024: USD 11,130m; 30 September 2023:

USD 10,158m), Other financial assets measured at amortized cost

(30 September 2024: USD 457m; 30 September 2023: USD 393m) and

Financial
assets at fair value held for trading (30 September 2024: USD 331m; 30 September

2023: USD 583m).

8 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

61
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)
Note 1

Basis of accounting
Basis of preparation
The consolidated

financial statements

(the financial

statements) of

UBS Group AG and

its subsidiaries

(together,
UBS

or

the

Group)

are

prepared

in

accordance

with

IFRS

Accounting

Standards, as

issued

by

the

International
Accounting Standards

Board (the

IASB), and

are

presented in

US

dollars. These

interim

financial statements

are
prepared in accordance with IAS 34,
Interim Financial Reporting
.
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the

UBS Group AG consolidated annual

financial statements for

the period ended 31 December
2023, except for the changes described in this Note and changes in segment reporting as set out in Note 3. These
interim

financial

statements

are

unaudited

and

should

be

read

in

conjunction

with

UBS Group AG’s

audited
consolidated financial statements in

the UBS Group Annual Report

2023 and the “Management

report” sections
of this report. In the opinion of management, all necessary adjustments have been made for a fair presentation of
the Group’s financial position, results of

operations and cash flows.
Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are based

on the best available

information. Actual results

in the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation

uncertainty

that

are

considered

to

require

critical

judgment,

refer

to

“Note 1a

Material

accounting
policies” in the “Consolidated financial statements”

section of the UBS Group Annual Report

2023.
Amendments to IAS 12,

Income Taxes
UBS

has

applied

for

the

purposes

of

these

financial

statements

the

exception

that

was

introduced

by

the
amendments to

IAS 12,
Income Taxes
, issued in

May 2023

in relation to

top-up taxes

on income

under Global

Anti-
Base Erosion

Rules that

have been

imposed under

legislation that

has been

enacted or

substantively enacted

to
implement the Pillar

Two model rules published by the

Organisation for Economic

Co-operation and Development.
The exception

requires that

deferred tax

assets and

deferred tax

liabilities be

neither recognized

nor disclosed

in
respect of such top-up taxes.
Other amendments to IFRS Accounting Standards
A number of minor amendments

to IFRS Accounting Standards became

effective from 1 January 2024 or

later and
have had no material effect on the Group.
IFRS 18,
Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued a new standard,

IFRS 18,
Presentation and Disclosure in Financial Statements,

which
replaces IAS 1,
Presentation of Financial Statements
. The main changes introduced by IFRS 18 relate

to:
– the structure of income statements;
–
new disclosure requirements for management performance

measures; and
–
enhanced guidance on aggregation and disaggregation of information on the face of financial

statements and
in the notes thereto.
IFRS 18 is effective from 1 January 2027 and

will also apply to comparative information. UBS

will first apply these
new requirements in

the Annual Report

2027 and, for

interim reporting, in

the first quarter

2027 interim report.
UBS is assessing the impact of the

new requirements on its reporting

but expects it to be limited. UBS

will take the
opportunity to refine the grouping of items in the primary financial statements and in the notes thereto based on
new principles of aggregation and disaggregation

in IFRS 18.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

62
Note 1

Basis of accounting (continued)
Amendments to IFRS 9, Financial Instruments , and IFRS 7, Financial Instruments: Disclosures
In

May

2024,

the

IASB

issued
Amendments

to

the

Classification

and

Measurement

of

Financial

Instruments

–
Amendments to IFRS 9 and IFRS 7

(the Amendments).

The Amendments relate to:
–
derecognition of financial liabilities settled

through electronic transfer systems;
–
assessment

of

contractual

cash

flow

characteristics

in

classifying

financial

assets,

including

those

with
environmental, social and

corporate governance and

similar features, non-recourse

features, and

contractually
linked instruments; and
–
disclosure of information about

financial instruments with contingent features

that can change

the amount of
contractual

cash

flows,

as

well

as

equity

instruments

designated

at

fair

value

through

other

comprehensive
income.
The Amendments

are effective

from 1 January 2026,

with early

application permitted either

for the

entire set

of
amendments or

for only

those that relate

to classification of

financial instruments. UBS

is currently

assessing the
impact of the new requirements on its financial

statements.

Currency translation rates
The

following table

shows the

rates of

the main

currencies used

to translate

the financial

information of

UBS’s
operations with a functional currency other

than the US dollar into US dollars.
Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.9.24 30.6.24 31.12.23 30.9.23 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
1 CHF

1.18

1.11

1.19

1.09

1.17

1.10

1.12

1.13

1.11
1 EUR

1.11

1.07

1.10

1.06

1.10

1.07

1.08

1.08

1.08
1 GBP

1.34

1.26

1.28

1.22

1.31

1.26

1.26

1.28

1.25
100 JPY

0.69

0.62

0.71

0.67

0.68

0.63

0.69

0.66

0.71
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates.

Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional

currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

63
Note 2

Accounting for the acquisition of the Credit

Suisse Group
The transaction
On 12 June

2023, UBS Group AG

acquired Credit

Suisse Group AG,

succeeding by

operation of

Swiss law

to all
assets and liabilities of Credit Suisse Group AG, and became the direct or indirect shareholder of all of the

former
direct and indirect subsidiaries of

Credit Suisse Group AG. The acquisition

of Credit Suisse Group AG constituted

a
business combination under IFRS 3,
Business Combinations
, and was required to be accounted for by applying the
acquisition method of accounting.

IFRS 3 measurement period adjustments

for the acquisition of the Credit Suisse

Group
The acquisition of

Credit Suisse Group

AG was made

without the ordinary

due diligence procedures

and outside
the conventional time

frame for an

acquisition of

this scale and

nature. As

such, complete

information about all
relevant facts and

circumstances as of

the acquisition date

was not practically

available to UBS

at the time

when
the initial acquisition accounting was applied for the purpose of the UBS Group second quarter 2023 report, with the amounts that form part of

the business combination accounting therefore

considered provisional and subject
to further measurement period

adjustments if new

information about facts

and circumstances existing on

the date
of the acquisition were to

be obtained within one year from

the acquisition date. The acquisition of Credit

Suisse
Group AG resulted in

provisional negative

goodwill of

USD 27.7bn reported

in the

UBS Group

Annual Report

2023.

For details

of the

accounting for the

acquisition, including measurement

period adjustments effected

during the
year ended 31 December

2023, refer to

“Note 1a Material accounting

policies” and “Note 2

Accounting for the
acquisition of

the Credit

Suisse Group”

in the

“Consolidated financial

statements”

section of

the UBS

Group Annual
Report 2023.

In the

second quarter

of 2024,

in light of

the additional

information about

circumstances existing

on the

acquisition
date that became available to management, IFRS 3 measurement period adjustments of USD 0.2bn were made in relation to
Provisions and contingent liabilities

(refer to
“Change in provisions and contingent

liabilities”

below). In
addition,

fair

value

measurement

adjustments

of

USD 0.3bn

were

made

to

the

acquisition

date

fair

values

of
exposures associated with Russia, as well as

other positions in Non-core and Legacy,

following the completion of a
detailed review.

The adjustments

reflect management’s

final conclusions

on critical

assumptions and

judgments,
which are within a range of reasonably possible outcomes, relating to significant uncertainties that existed on the
acquisition date. Comparative-period information

has been revised accordingly.

The measurement

period adjustments

effected in

the second

quarter of

2024 resulted

in a

decrease in

negative
goodwill to USD 27.3bn from

the provisional amount of

USD 27.7bn previously reported

in the UBS Group Annual
Report 2023. Retained earnings

have been revised

to reflect the

impact on the

prior-period income statement of
net

USD 0.5bn.

With

the

measurement

period

adjustments

effected

in

the

second

quarter

of

2024

and

the
finalization of the amount of negative goodwill,

the acquisition accounting for the transaction

is complete.
Change in provisions and contingent liabilities
In

addition

to

the

existing

USD 1.3bn

litigation provisions

previously

recorded

by

the

Credit

Suisse

Group,

UBS
recognized

on

the

acquisition

date

USD 5.6bn

in
Provisions

and

contingent

liabilities

for

additional

litigation
provisions

and contingent

liabilities, which

includes USD 1.6bn

for litigation

provisions

to reflect

management’s
assessment

of

the

associated

probability,

timing

and

amount

considering

new

information,

and

USD 4.0bn
contingent liabilities for certain

obligations in respect of

litigation, regulatory and similar

matters identified in the
purchase

price

allocation.

The

timing

and

actual

amount

of

outflows

associated

with

litigation

matters

are
uncertain.

UBS

has

continued

to

assess

the

development

of

these

obligations

and

the

amount

and

timing

of
potential outflows. The USD 4.0bn of contingent liabilities reflect an increase of USD 0.2bn in the

second quarter
of 2024 from the USD 3.8bn previously reported in the UBS Group Annual Report

2023.
Effect of measurement period adjustments on

the acquisition date balance sheet

The table

below sets

out the

identifiable net

assets attributable

to the

acquisition of

the Credit

Suisse Group

as
adjusted to reflect

the effects of

measurement period adjustments

made in the

second quarter

of 2024, as

detailed
above.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

64
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
USD m
Purchase price consideration, after consideration of share-based compensation awards

3,710
Credit Suisse Group net identifiable assets on the acquisition date
Assets
As previously
reported in the UBS
Group Annual Report
2023
Measurement period
adjustments made in
the second quarter
2024 Revised
Cash and balances at central banks

93,012

(89)

92,923
Amounts due from banks

13,590

(15)

13,575
Receivables from securities financing transactions measured at amortized cost

26,194

26,194
Cash collateral receivables on derivative instruments

20,878

20,878
Loans and advances to customers

247,219

(175)

247,044
Other financial assets measured at amortized cost

13,428

(43)

13,385
Total financial assets measured at amortized cost

414,322

(322)

414,000
Financial assets at fair value held for trading

56,237

56,237
Derivative financial instruments

62,162

62,162
Brokerage receivables

366

366
Financial assets at fair value not held for trading

54,199

54,199
Total financial assets measured at fair value through profit or loss

172,964

172,964
Financial assets measured at fair value through other comprehensive income

0

0
Investments in associates

1,569

1,569
Property, equipment and software

6,055

6,055
Intangible assets

1,287

1,287
Deferred tax assets

998

998
Other non-financial assets

6,892

6,892
Total assets

604,088

(322)

603,766
Liabilities
Amounts due to banks

107,617

107,617
Payables from securities financing transactions measured at amortized cost

11,911

11,911
Cash collateral payables on derivative instruments

10,939

10,939
Customer deposits

183,119

183,119
Debt issued measured at amortized cost

110,491

110,491
Other financial liabilities measured at amortized cost

7,992

7,992
Total financial liabilities measured at amortized cost

432,070

432,070
Financial liabilities at fair value held for trading

5,711

5,711
Derivative financial instruments

67,782

67,782
Brokerage payables designated at fair value

316

316
Debt issued designated at fair value

44,909

44,909
Other financial liabilities designated at fair value

7,574

7,574
Total financial liabilities measured at fair value through profit or loss

126,292

126,292
Provisions and contingent liabilities

9,945

161

10,106
Other non-financial liabilities

3,901

3,901
Total liabilities

572,209

161

572,370
Non-controlling interests

(285)

(285)
Fair value of net assets acquired

31,594

(483)

31,110
Settlement of pre-existing relationships

135

135
Negative goodwill resulting from the acquisition

27,748

(483)

27,264

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

65
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
The

tables

below

set

out

the

consequential

impact

of

the

measurement

period

adjustments

on

the

previously
reported

income

statements

for

the

nine-month

period

ended

30 September

2023

and

the

quarter

ended
30 September 2023,

the balance

sheet as of

31 December 2023,

and the cumulative

effect of measurement

period
adjustments on the statement of cash flows

for the nine-month period ended 30 September

2023.

Effect of the measurement period adjustments on the income statement for the nine-month period and the quarter ended 30 September 2023
For the quarter ended 30 September 2023 For the nine-month period ended 30 September 2023
USD m
As previously
reported in the
UBS Group
third quarter
2023 report
Measurement
period
adjustments
made in the
fourth quarter
of 2023 Revised
As previously
reported in the
UBS Group
third quarter
2023 report
Measurement
period
adjustments
made in the
fourth quarter
of 2023
Measurement
period
adjustment
made in the
UBS Group
Annual Report
2023
Measurement
period
adjustments
made in the
second quarter
of 2024 Revised
Net interest income

2,107

2,107

5,202

5,202
Other net income from financial instruments measured
at fair value through profit or loss

3,212

14

3,226

8,410

14

8,425
Fee and commission income

6,683

(14)

6,669

17,371

(14)

17,357
Fee and commission expense

(613)

(613)

(1,566)

(1,566)
Net fee and commission income

6,071

(14)

6,056

15,804

(14)

15,790
Other income

305

305

563

563
Total revenues

11,695

11,695

29,979

29,979
Negative goodwill

28,925

(1,177)

(483)

27,264
Credit loss expense / (release)

306

(67)

239

967

(67)

901
Personnel expenses

7,571

(4)

7,567

17,842

(4)

17,838
General and administrative expenses

3,124

3,124

7,157

7,157
Depreciation, amortization and impairment of non-
financial assets

950

950

2,341

2,341
Operating expenses

11,644

(4)

11,640

27,340

(4)

27,336
Operating profit / (loss) before tax

(255)

71

(184)

30,597

71

(1,177)

(483)

29,006
Tax expense / (benefit)

526

526

1,346

1,346
Net profit / (loss)

(781)

71

(711)

29,251

71

(1,177)

(483)

27,660
Net profit / (loss) attributable to non-controlling
interests

4

4

15

15
Net profit / (loss) attributable to shareholders

(785)

71

(715)

29,235

71

(1,177)

(483)

27,645

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

66
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
Effect of the measurement period adjustments on the balance sheet as of 31 December 2023
USD m As of 31 December 2023
Assets
As previously
reported in the
UBS Group first
quarter 2024
report
Measurement
period
adjustment
made in the
second quarter
of 2024 Revised
Total financial assets measured at amortized cost

1,189,773

(322)

1,189,451
of which: Cash and balances at central banks

314,148

(89)

314,060
of which: Amounts due from banks

21,161

(15)

21,146
of which: Loans and advances to customers

639,844

(175)

639,669
of which: Other financial assets measured at amortized cost

65,498

(43)

65,455
Total assets

1,717,246

(322)

1,716,924
Liabilities
Provisions and contingent liabilities

12,250

161

12,412
Total liabilities

1,630,607

161

1,630,769
Equity
Equity attributable to shareholders

86,108

(483)

85,624
of which: Retained earnings

74,880

(483)

74,397
Total equity

86,639

(483)

86,156
Total liabilities and equity

1,717,246

(322)

1,716,924
Effect of the measurement period adjustments on the statement of cash flows for the nine-month period ended
30 September 2023
For the nine-month period ended 30 September 2023
USD m
As previously
reported in the
UBS Group third
quarter 2023
report
Cumulative
measurement
period
adjustment Revised
Cash flow from / (used in) operating activities
Net profit / (loss)

29,251

(1,590)

27,660
of which: Credit loss expense / (release)

967

(67)

901
of which: Negative goodwill

(28,925)

1,661

(27,264)
Net cash flow from / (used in) operating activities

48,131

48,131
of which: Loans and advances to customers and customer deposits

43,632

(741)

42,891
of which: Financial assets and liabilities at fair value held for trading and derivative financial instruments

(8,521)

2,824

(5,696)
of which: Financial assets at fair value not held for trading and other financial assets and liabilities

13,185

(2,076)

11,109
of which: Provisions and other non-financial assets and

liabilities

1,637

(12)

1,624
Net cash flow from / (used in) investing activities

103,013

(104)

102,908
of which: Cash and cash equivalents acquired upon acquisition of the Credit Suisse Group

108,510

(104)

108,406
Net cash flow from / (used in) financing activities

(52,568)

(52,568)
Total cash flow
Cash and cash equivalents at the beginning of the period

195,321

195,321
Net cash flow from / (used in) operating, investing and financing activities

98,576

(104)

98,472
Effects of exchange rate differences on cash and cash equivalents

(1,497)

(1,497)
Cash and cash equivalents at the end of the period

292,400

(104)

292,296
of which: cash and balances at central banks

262,304

(89)

262,215
of which: amounts due from banks

18,961

(15)

18,946
of which: money market paper

11,135

11,135

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

67
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
Conclusion of an investment management agreement

with Apollo and the transfer of senior

secured
asset-based financing
In

the

first

quarter

of

2024,

Credit

Suisse

entered

into

agreements

with

entities

managed

by

Atlas

Securitized
Products Management Holdings

(Atlas) and

other affiliates

of Apollo Management

Holdings (collectively,

Apollo)
to

conclude

the

investment

management

agreement

under

which

Atlas

has

managed

Credit

Suisse’s

retained
portfolio of

assets of

its

former securitized

products group.

Following the

closure of

this

agreement,

the assets
previously managed by Atlas are to be managed in

Non-core and Legacy.

The parties also agreed to conclude the
transition services

agreement under

which Credit

Suisse has

provided services

to Atlas.

In addition,

Credit Suisse AG
entered into

an agreement

with Apollo

Capital Management

(ACM) and

other parties

managed, controlled

and / or
advised by

ACM or

its affiliates

(collectively,

the Assignees)

to transfer

USD 8.0bn of

senior secured

asset-based
financing, with

USD 6.0bn funded

as of

31 December 2023

recognized as

financial assets

at fair

value held

for
trading

at

a

fair

value

of

USD 5.5bn

and

the

remaining

notional

of

USD 2.0bn

recognized

as

derivative

loan
commitments at a fair

value of USD 0.15bn, with the

fair values of both financing

components derecognized from
the Group’s balance

sheet as

of 31 March 2024.

As part

of the loan

transfer, the Group extended

a one-year

senior
swingline facility

to the

Assignees with

a

total

amount as

of 30 September

2024 of

USD 750m (30 June

2024:
USD 750m), which is accounted for as an

off-balance sheet irrevocable commitment. In the

first quarter of 2024,
the Group recognized

a net

gain of

USD 0.3bn from

the conclusion

of the

investment management

agreement and
the

assignment

of

the

loan

facilities,

after

the

accounting

for

the

purchase

price

allocation

adjustments at

the
closing of the acquisition of the Credit Suisse Group.
Agreement to sell Select Portfolio Servicing

On 13 August 2024,

UBS entered

into an agreement

to sell Select

Portfolio Servicing, the US

mortgage servicing
business of Credit

Suisse, which is

managed in Non-core

and Legacy.

Completion of the transaction

is subject to
regulatory approvals

and other customary

closing conditions. The

associated assets and

liabilities are

disclosed in
Assets of disposal groups held for sale

and
Liabilities of disposal groups held for sale
, respectively,

within Note 12
in these financial statements.

The transaction is expected

to close in the first

quarter of 2025. The UBS

Group does
not expect to recognize a material profit or loss upon

completion of the transaction.

Note 3

Segment reporting
As part of

the continued refinement

of UBS’s reporting

structure and organizational setup,

in the first

quarter of
2024 certain

changes were

made, with

an impact

on segment

reporting for

UBS’s business

divisions and

Group
Items. Prior-period information has been adjusted

for comparability. The changes are as follows.
–
Change

in

business

division

perimeters:
UBS

has

transferred

certain

businesses

from

Swiss

Bank

(Credit
Suisse),

previously

included

in

Personal

&

Corporate

Banking,

to

Global

Wealth

Management.

The

change
predominantly related to the high

net worth client segment and

represents approximately USD 72bn

in invested
assets and approximately

USD 0.6bn in annualized

revenues. A

number of

other smaller

business shifts

were also
executed between the business divisions in the

first quarter of 2024.

–
Changes to Group Treasury allocations:
UBS has allocated to the business divisions nearly all Group Treasury costs that historically

were retained and

reported in Group

Items. Costs

that continue to

be retained in

Group
Items include costs related

to hedging and own

debt, and deferred tax

asset funding costs. UBS

has also aligned
the internal funds

transfer pricing methodologies

applied by Credit

Suisse entities to

UBS’s funds transfer

pricing
methodology.

These changes

resulted in

funding costs

of approximately

USD 0.3bn

for 2023,

moving from

Group
Items

to

the

business

divisions,

predominantly

related

to

the

second

half

of

2023.

In

parallel

with

the
aforementioned changes, UBS

has increased

the allocation of

balance sheet resources

from Group

Treasury to
the business divisions.
–
Updated cost

allocations:
UBS has

reallocated USD 0.3bn of

annualized costs from

Non-core and

Legacy to
the other business divisions, with

the aim of avoiding

stranded costs in Non-core and

Legacy at the end

of the
integration process.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

68
Note 3

Segment reporting (continued)
Following

the

collective

changes

outlined

above,

prior-period

information

for

the

nine-month

period

ended
30 September 2023 has been

restated, resulting in decreases

in Operating profit / (loss)

before tax of USD 42m for
Global Wealth Management, USD 150m

for Personal & Corporate Banking and USD 7m for the Investment Bank,
and

increases in

Operating profit

/

(loss) before

tax of

USD 106m

for Group

Items,

USD 84m

for Non-core

and
Legacy and USD 9m for Asset Management.
Prior-period information as

of 31 December

2023 has also

been restated, resulting

in increases

of Total

assets of
USD 98.4bn

in

Global

Wealth

Management, USD 13.3bn

in

Personal

&

Corporate Banking,

USD 28.9bn

in

the
Investment

Bank

and

USD 28.6bn

in

Non-core

and

Legacy,

with

a

corresponding

decrease

of

Total

assets

of
USD 169.2bn in Group Items.
These changes had no effect on the reported

results or financial position of the Group.
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the nine months ended 30 September 2024
1
Total revenues

18,395

7,089

2,416

8,199

1,664

(786)

36,976
Credit loss expense / (release)

(2)

229

0

34

63

(2)

322
Operating expenses

15,340

4,265

2,025

6,728

2,655

(132)

30,880
Operating profit / (loss) before tax

3,057

2,594

392

1,437

(1,054)

(652)

5,773
Tax expense / (benefit)

1,407
Net profit / (loss)

4,366
As of 30 September 2024
Total assets

577,847

474,725

24,096

448,583

85,082

13,609

1,623,941
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items
Negative
goodwill
2
UBS Group
For the nine months ended 30 September 2023
1
Total revenues

16,002

5,604

1,861

6,562

551

(602)

29,979
Negative goodwill

27,264

27,264
Credit loss expense / (release)

174

398

1

142

178

7

901
Operating expenses

12,663

2,996

1,649

6,302

3,304

422

27,336
Operating profit / (loss) before tax

3,165

2,210

211

118

(2,930)

(1,031)

27,264

29,006
Tax expense / (benefit)

1,346
Net profit / (loss)

27,660
As of 31 December 2023
2,3
Total assets

567,648

483,794

21,804

428,269

201,131

14,277

1,716,924
1 Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of the UBS Group Annual Report 2023 for more information about the Group’s reporting segments.

2 Comparative-period
information has been revised. Refer to Note 2 for more information.

3 Comparative-period information has been restated for Group Treasury allocations.

Note 4

Net interest income
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23
1
30.9.24 30.9.23
1
Interest income from loans and deposits
2

8,051

8,403

9,117

25,543

19,367
Interest income from securities financing transactions measured at amortized cost
3

898

1,136

1,094

3,252

2,863
Interest income from other financial instruments measured

at amortized cost

346

328

307

1,021

847
Interest income from debt instruments measured at fair

value through other comprehensive income

26

26

27

80

75
Interest income from derivative instruments designated as cash flow hedges

(556)

(574)

(613)

(1,731)

(1,446)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

8,766

9,320

9,932

28,165

21,707
Interest expense on loans and deposits
4

4,887

5,074

4,780

15,400

9,798
Interest expense on securities financing transactions measured at amortized cost
5

558

541

575

1,594

1,555
Interest expense on debt issued

3,531

3,655

3,676

10,926

7,311
Interest expense on lease liabilities

46

49

52

145

113
Total interest expense from financial instruments measured at amortized cost

9,022

9,319

9,082

28,064

18,777
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

(256)

2

850

101

2,930
Net interest income from financial instruments measured at fair value through profit or loss and other

2,050

1,533

1,257

5,168

2,272
Total net interest income

1,794

1,535

2,107

5,270

5,202
1 Comparative-period information

has been revised.

Refer to Note

2 for more

information.

2 Consists of

interest income from

cash and balances

at central banks,

amounts due from

banks, and cash

collateral
receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.

3 Includes interest income on receivables from
securities financing transactions and negative interest, including fees, on payables from securities financing transactions.

4 Consists of interest expense on

amounts due to banks, cash collateral payables on

derivative
instruments, and customer deposits, as well as negative interest on cash and balances at central banks, amounts due from banks, and cash collateral receivables on derivative instruments.

5 Includes interest expense
on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

69
Note 5

Net fee and commission income
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23
1
30.9.24 30.9.23
1
Underwriting fees

153

233

99

579

379
M&A and corporate finance fees

242

272

239

772

616
Brokerage fees

1,122

1,144

1,008

3,417

2,817
Investment fund fees

1,530

1,401

1,239

4,188

3,613
Portfolio management and related services

3,117

3,071

3,011

9,238

7,707
Other

1,008

1,090

1,073

3,267

2,224
Total fee and commission income
2

7,170

7,211

6,669

21,461

17,357
of which: recurring

4,679

4,484

4,391

13,570

11,593
of which: transaction-based

2,447

2,697

2,261

7,785

5,713
of which: performance-based

44

30

17

106

51
Fee and commission expense

653

679

613

1,921

1,566
Net fee and commission income

6,517

6,531

6,056

19,540

15,790
1 Comparative-period

information has

been revised.

Refer to

Note 2

for more

information.

2 Includes

third-party fee

and commission

income for

the third

quarter of

2024 of

USD 4,155m for

Global Wealth
Management (second

quarter of 2024:

USD 4,011m; third

quarter of 2023:

USD 3,732m), USD 726m

for Personal

& Corporate

Banking (second

quarter of

2024: USD 876m;

third quarter

of 2023:

USD 734m),
USD 928m for

Asset Management

(second quarter

of 2024:

USD 924m; third

quarter of

2023: USD 956m),

USD 1,297m for

the Investment

Bank (second

quarter of

2024: USD 1,322m;

third quarter

of 2023:
USD 1,184m), USD 102m for Non-core and Legacy (second quarter of 2024: USD 125m; third quarter of 2023: negative USD 2m) and negative USD 37m for Group Items (second quarter of 2024: negative USD 47m;
third quarter of 2023: USD 64m). Comparative-period information has been restated for changes in business division perimeters, Group Treasury allocations and Non-core and Legacy cost allocations. Refer to Note 3 for more information.

Note 6

Other income
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1

(14)

(2)

(2)

(17)

4
Net gains / (losses) from disposals of investments in associates and joint ventures

132
2

2

0

132
2

0
Share of net profits of associates and joint ventures

67

52

81

177

118
Total

185

52

79

292

122
Income from properties
3

14

15

13

44

27
Net gains / (losses) from properties held for sale

(14)

(2)

11

(18)

11
Other

156
4

89

201

301
4

404
Total other income

341

154

305

619

563
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.

2 Includes a gain of USD 135m related to the sale

of our investment
in an associate.

3 Includes rent received from

third parties.

4 Includes a USD 72m

net gain in Asset Management

from the sale of

our Brazilian real estate

fund management business and

from the sale of

our
shareholding in Credit Suisse Insurance Linked Strategies Ltd (nine-month period ended 30

September 2024: USD 100m).

Note 7

Personnel expenses
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23
1
30.9.24 30.9.23
1
Salaries and variable compensation
2

5,805

6,058

6,424

17,726

15,114
of which: variable compensation – financial advisors
3

1,335

1,291

1,150

3,893

3,372
Contractors

82

82

96

250

243
Social security

409

419

470

1,236

1,042
Post-employment benefit plans

338

309

320

1,014

817
Other personnel expenses

255

251

256

731

622
Total personnel expenses

6,889

7,119

7,567

20,957

17,838
1 Comparative-period information has been revised. Refer

to Note 2 for more information.

2 Includes role-based allowances.

3 Consists of cash and deferred compensation awards and is

based on compensable
revenues and firm

tenure using a

formulaic approach. Also includes

expenses related to compensation

commitments with financial advisors

entered into at

the time of recruitment

that are subject

to vesting requirements.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

70
Note 8

General and administrative expenses
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Outsourcing costs

455

463

455

1,341

1,014
Technology costs

580

567

552

1,734

1,287
Consulting, legal and audit fees

349

394

521

1,146

1,053
Real estate and logistics costs

311

302

593

902

942
Market data services

178

188

208

565

472
Marketing and communication

130

137

108

381

249
Travel and entertainment

69

87

61

228

188
Litigation, regulatory and similar matters
1

(69)

(153)

12

(227)

802
Other

384

334

614

1,049

1,151
Total general and administrative expenses

2,389

2,318

3,124

7,120

7,157
1 Reflects the net increase

/ (decrease) in provisions

for litigation, regulatory and similar

matters recognized in the

income statement, as well

as a decrease in acquired

contingent liabilities measured under

IFRS 3.
Refer to Note 15b for more information.

Note 9

Expected credit loss measurement
a) Credit loss expense / release

Total net credit loss

expenses in the

third quarter of 2024

were USD 121m, reflecting

USD 15m net releases

related
to performing positions and USD 136m net

expenses on credit-impaired positions.
Stage 1 and 2 net releases of USD 15m

included scenario-update-related net

releases of USD 8m, mainly from real
estate lending,

and portfolio changes.
Credit loss expenses of USD 136m for credit-impaired positions primarily related to Personal & Corporate Banking and Non-core and Legacy exposures with a small

number of corporate counterparties.
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 30.9.24
Global Wealth Management

(11)

12

1

2
Personal & Corporate Banking

(10)

94

0

83
Asset Management

0

0

0

0
Investment Bank

9

0

0

9
Non-core and Legacy

(2)

0

30

28
Group Items

0

0

0

0
Total

(15)

106

30

121
For the quarter ended 30.6.24
Global Wealth Management

(13)

12

0

(1)
Personal & Corporate Banking

(15)

132

(14)

103
Asset Management

0

0

0

0
Investment Bank

7

(14)

1

(6)
Non-core and Legacy

(1)

3

(2)

(1)
Group Items

0

0

0

0
Total

(22)

132

(15)

95
For the quarter ended 30.9.23
1
Global Wealth Management

(10)

15

6

10
Personal & Corporate Banking

77

60

23

160
Asset Management

0

0

0

0
Investment Bank

(6)

10

0

4
Non-core and Legacy

4

20

34

59
Group Items

5

0

0

5
Total

71

105

63

239
1 Comparative-period information

has been restated

for changes in business

division perimeters. Refer

to “Changes to segment

reporting in 2024”

in the “UBS business

divisions and Group

Items” section of

the
UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors,

and Note 3 for more information.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

71
Note 9

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios, scenario

weights and post-model adjustments
Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and political conditions prevailing

in the third quarter

of 2024 through a

series
of governance meetings, with input and feedback

from UBS Risk and Finance experts across the business divisions and regions. ECLs for

former Credit Suisse positions

were calculated based

on Credit Suisse’s models,

including the
same scenarios

and scenario weight inputs as for UBS.
UBS kept

the scenarios

and scenario

weights in

line with

those applied

in the

UBS Group

second quarter

2024
report.
The baseline scenario was updated

with the latest macroeconomic forecasts

as of 30 September 2024. The
assumptions on a calendar-year basis are included

in the table below.

The mild

debt crisis

scenario and

the stagflationary

geopolitical crisis

scenario were

updated based

on the

latest
market data, but the assumptions remained

broadly unchanged.

The scenario-update-related

ECL releases

in the

third quarter

of 2024

mainly stemmed

from real

estate lending,
driven by the upward revision of Swiss house

price and rental income levels, as well as

interest rate assumptions in
the stagflation scenario.
Post-model adjustments
Total

stage 1 and

2

allowances and

provisions

were

USD 1,015m

as of

30 September 2024

and

included post-
model

adjustments

of

USD 281m

(30 June

2024:

USD 300m).

Post-model

adjustments

are

intended

to

cover
uncertainty levels, including the geopolitical

situation,

and to align

outputs from Credit

Suisse models with those
from UBS models for dedicated segments.
Comparison of shock factors
Baseline
Key parameters
2023 2024 2025
Real GDP growth (annual percentage change)
US

2.9

2.6

1.6
Eurozone

0.5

0.6

1.2
Switzerland

0.7

1.4

1.5
Unemployment rate (%, annual average)
US

3.6

4.1

4.3
Eurozone

6.6

6.5

6.9
Switzerland

2.0

2.4

2.6
Fixed income: 10-year government bonds (%, Q4)
USD

3.9

3.8

3.8
EUR

2.0

2.1

2.1
CHF

0.7

0.4

0.5
Real estate (annual percentage change, Q4)
US

5.3

2.4

2.9
Eurozone

(1.1)

0.6

3.1
Switzerland

0.1

3.0

4.0
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.9.24 30.6.24 30.9.23
Baseline

60.0

60.0

60.0
Mild debt crisis

15.0

15.0

15.0
Stagflationary geopolitical crisis

25.0

25.0

25.0

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

72
Note 9

Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.
USD m 30.9.24
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

243,261

243,130

15

0

116

(55)

0

(25)

0

(30)
Amounts due from banks

21,716

21,510

194

0

13

(31)

(5)

(2)

0

(24)
Receivables from securities financing transactions measured at amortized cost

92,104

92,104

0

0

0

(1)

(1)

0

0

0
Cash collateral receivables on derivative instruments

47,209

47,209

0

0

0

0

0

0

0

0
Loans and advances to customers

615,820

585,415

25,794

3,623

987

(1,898)

(332)

(321)

(1,033)

(212)
of which: Private clients with mortgages

266,225

254,487

10,381

1,275

82

(188)

(54)

(82)

(40)

(12)
of which: Real estate financing

89,752

84,386

5,095

256

16

(59)

(25)

(31)

(5)

2
of which: Large corporate clients

29,450

24,471

3,947

679

353

(555)

(79)

(101)

(279)

(97)
of which: SME clients

23,662

19,323

2,920

1,171

247

(635)

(56)

(49)

(520)

(9)
of which: Lombard

149,956

149,500

351

39

66

(40)

(7)

(1)

(18)

(14)
of which: Credit cards

2,145

1,658

446

42

0

(44)

(7)

(11)

(26)

0
of which: Commodity trade finance

3,753

3,595

153

4

0

(88)

(13)

(1)

(74)

0
of which: Ship / aircraft financing

8,059

7,548

510

0

0

(45)

(36)

(8)

0

(2)
of which: Consumer financing

2,990

2,756

142

49

43

(88)

(21)

(26)

(46)

4
Other financial assets measured at amortized cost

61,169

60,465

528

167

10

(136)

(33)

(8)

(87)

(9)
of which: Loans to financial advisors

2,677

2,494

82

101

0

(46)

(4)

(1)

(41)

0
Total financial assets measured at amortized cost

1,081,280

1,049,833

26,530

3,790

1,126

(2,121)

(371)

(356)

(1,120)

(275)
Financial assets measured at fair value through other comprehensive income

2,179

2,179

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,083,458

1,052,012

26,530

3,790

1,126

(2,121)

(371)

(356)

(1,120)

(275)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

41,449

40,019

1,279

125

27

(64)

(24)

(18)

(23)

2
of which: Large corporate clients

8,120

7,470

620

29

1

(26)

(8)

(9)

(9)

0
of which: SME clients

2,616

2,214

301

84

17

(10)

(4)

(4)

(4)

2
of which: Financial intermediaries and hedge funds

22,056

21,983

73

0

0

(12)

(8)

(4)

0

0
of which: Lombard

4,197

3,985

206

6

0

(6)

0

0

(6)

0
of which: Commodity trade finance

1,773

1,771

1

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

80,506

76,601

3,736

123

47

(158)

(113)

(45)

(3)

3
of which: Large corporate clients

48,794

45,464

3,208

84

39

(118)

(77)

(34)

(6)

0
Forward starting reverse repurchase and securities borrowing agreements

16,063

16,063

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

153,085

150,287

2,543

255

0

(86)

(68)

(17)

0

0
of which: Real estate financing

11,547

11,249

297

1

0

(7)

(6)

0

0

0
of which: Large corporate clients

16,378

15,853

523

3

0

(24)

(16)

(6)

(2)

0
of which: SME clients

11,099

10,381

509

209

0

(36)

(29)

(6)

0

0
of which: Lombard

62,624

62,562

61

1

0

0

0

0

0

0
of which: Credit cards

10,400

9,910

487

3

0

(9)

(7)

(2)

0

0
Irrevocable committed prolongation of existing loans

3,701

3,691

5

5

0

(3)

(3)

0

0

0
Total off-balance sheet financial instruments and other credit lines

294,805

286,660

7,564

507

73

(310)

(208)

(80)

(27)

5
Total allowances and provisions

(2,431)

(579)

(436)

(1,147)

(269)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

73
Note 9

Expected credit loss measurement (continued)
USD m 30.6.24
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

248,336

248,244

16

0

76

(60)

(1)

(27)

0

(32)
Amounts due from banks

21,959

21,627

319

0

13

(28)

(6)

0

0

(22)
Receivables from securities financing transactions measured at amortized cost

82,028

82,028

0

0

0

(2)

(2)

0

0

0
Cash collateral receivables on derivative instruments

43,637

43,637

0

0

0

0

0

0

0

0
Loans and advances to customers

599,105

569,476

25,249

3,287

1,093

(1,743)

(355)

(298)

(937)

(153)
of which: Private clients with mortgages

252,724

241,499

10,077

1,062

86

(167)

(57)

(77)

(30)

(3)
of which: Real estate financing

86,854

82,018

4,507

243

86

(53)

(28)

(31)

(2)

8
of which: Large corporate clients

28,773

23,888

3,829

700

357

(526)

(93)

(94)

(272)

(67)
of which: SME clients

23,406

19,585

2,531

1,049

241

(515)

(60)

(38)

(414)

(3)
of which: Lombard

148,268

147,272

875

54

66

(41)

(6)

(2)

(16)

(16)
of which: Credit cards

1,927

1,479

408

40

0

(41)

(6)

(11)

(25)

0
of which: Commodity trade finance

5,792

5,556

222

11

2

(125)

(19)

(2)

(104)

0
of which: Ship / aircraft financing

8,284

7,846

421

3

15

(44)

(38)

(4)

0

(2)
of which: Consumer financing

2,902

2,703

119

39

41

(68)

(20)

(21)

(27)

0
Other financial assets measured at amortized cost

60,431

59,710

533

171

16

(131)

(34)

(8)

(84)

(5)
of which: Loans to financial advisors

2,601

2,408

83

110

0

(47)

(4)

(1)

(41)

0
Total financial assets measured at amortized cost

1,055,494

1,024,721

26,117

3,458

1,198

(1,964)

(397)

(333)

(1,021)

(212)
Financial assets measured at fair value through other comprehensive income

2,167

2,167

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,057,661

1,026,888

26,117

3,458

1,198

(1,964)

(397)

(333)

(1,021)

(212)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

40,759

39,176

1,382

159

44

(63)

(25)

(14)

(26)

2
of which: Large corporate clients

8,290

7,390

820

67

15

(24)

(10)

(8)

(7)

0
of which: SME clients

2,540

2,153

287

77

22

(10)

(5)

(3)

(4)

2
of which: Financial intermediaries and hedge funds

21,270

21,080

189

0

0

(11)

(8)

(3)

0

0
of which: Lombard

3,895

3,872

10

13

0

(4)

0

0

(4)

0
of which: Commodity trade finance

1,642

1,628

13

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

81,867

77,447

4,236

145

39

(147)

(104)

(43)

(6)

6
of which: Large corporate clients

46,697

42,890

3,699

73

34

(126)

(84)

(36)

(6)

0
Forward starting reverse repurchase and securities borrowing agreements

9,724

9,724

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

148,932

146,532

2,154

245

0

(81)

(69)

(12)

0

0
of which: Real estate financing

11,705

11,154

552

0

0

(7)

(7)

0

0

0
of which: Large corporate clients

16,000

15,677

314

9

0

(23)

(16)

(4)

(2)

0
of which: SME clients

11,002

10,575

346

80

0

(34)

(29)

(5)

0

0
of which: Lombard

60,962

60,934

26

1

0

0

0

0

0

0
of which: Credit cards

10,056

9,576

477

4

0

(8)

(6)

(2)

0

0
Irrevocable committed prolongation of existing loans

3,329

3,319

7

2

0

(2)

(2)

0

0

0
Total off-balance sheet financial instruments and other credit lines

284,611

276,199

7,779

551

83

(294)

(200)

(70)

(31)

8
Total allowances and provisions

(2,258)

(597)

(404)

(1,053)

(204)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

74
Note 9

Expected credit loss measurement (continued)
USD m 31.12.23
Carrying amount
1,2
ECL allowances
3
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks

314,060

314,025

18

0

18

(48)

0

(26)

0

(22)
Amounts due from banks

21,146

21,092

17

0

38

(12)

(6)

(1)

0

(5)
Receivables from securities financing transactions measured at amortized cost

99,039

99,039

0

0

0

(2)

(2)

0

0

0
Cash collateral receivables on derivative instruments

50,082

50,082

0

0

0

0

0

0

0

0
Loans and advances to customers

639,669

610,922

24,408

2,869

1,470

(1,698)

(423)

(289)

(862)

(123)
of which: Private clients with mortgages

268,616

256,614

10,695

929

378

(209)

(62)

(97)

(39)

(11)
of which: Real estate financing

97,817

92,084

5,367

270

97

(103)

(41)

(31)

(21)

(11)
of which: Large corporate clients

30,084

25,671

3,182

700

532

(575)

(105)

(70)

(312)

(89)
of which: SME clients

25,957

22,155

2,919

754

129

(402)

(71)

(42)

(277)

(13)
of which: Lombard

156,353

156,299

3

50

0

(41)

(13)

(11)

(17)

0
of which: Credit cards

2,041

1,564

438

39

0

(42)

(6)

(11)

(24)

0
of which: Commodity trade finance

5,727

5,662

25

22

18

(130)

(18)

(1)

(111)

0
of which: Ship / aircraft financing

9,214

8,920

273

4

17

(51)

(48)

(3)

0

(1)
of which: Consumer financing

2,982

2,795

92

38

57

(59)

(22)

(17)

(20)

0
Other financial assets measured at amortized cost

65,455

64,268

968

158

61

(151)

(41)

(10)

(94)

(5)
of which: Loans to financial advisors

2,615

2,422

79

114

0

(49)

(4)

(1)

(44)

0
Total financial assets measured at amortized cost

1,189,451

1,159,428

25,410

3,027

1,587

(1,911)

(473)

(326)

(956)

(156)
Financial assets measured at fair value through other comprehensive income

2,233

2,233

0

0

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,191,684

1,161,661

25,410

3,027

1,587

(1,911)

(473)

(326)

(956)

(156)
Total exposure ECL provisions
3
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees

46,191

44,487

1,495

151

58

(73)

(28)

(22)

(23)

0
of which: Large corporate clients

9,267

8,138

1,023

89

17

(31)

(11)

(13)

(7)

0
of which: SME clients

2,839

2,469

337

31

2

(14)

(4)

(5)

(5)

0
of which: Financial intermediaries and hedge funds

22,922

22,876

46

0

0

(12)

(8)

(3)

0

0
of which: Lombard

5,045

5,045

0

0

0

(1)

0

0

(1)

0
of which: Commodity trade finance

2,037

2,027

9

0

0

(1)

(1)

0

0

0
Irrevocable loan commitments

91,643

87,080

4,297

218

48

(178)

(117)

(51)

(14)

4
of which: Large corporate clients

50,696

46,708

3,881

59

48

(149)

(94)

(41)

(12)

(2)
Forward starting reverse repurchase and securities borrowing agreements

18,444

18,444

0

0

0

0

0

0

0

0
Unconditionally revocable loan commitments

163,256

160,456

2,654

146

0

(95)

(78)

(17)

0

0
of which: Real estate financing

15,846

15,033

813

0

0

(14)

(11)

(3)

0

0
of which: Large corporate clients

17,139

16,678

454

8

0

(23)

(17)

(6)

0

0
of which: SME clients

11,658

11,253

375

29

0

(38)

(33)

(5)

0

0
of which: Lombard

77,618

77,618

0

1

0

0

0

0

0

0
of which: Credit cards

10,458

9,932

522

4

0

(10)

(8)

(2)

0

0
Irrevocable committed prolongation of existing loans

4,608

4,593

11

4

0

(4)

(4)

0

0

0
Total off-balance sheet financial instruments and other credit lines

324,141

315,060

8,456

519

106

(350)

(226)

(90)

(37)

3
Total allowances and provisions

(2,261)

(700)

(416)

(993)

(153)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Information has been revised. Refer to Note 2 for more information.

3 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

75
Note 9

Expected credit loss measurement (continued)
The table

below provides information

about the gross

carrying amount of

exposures subject to

ECL and

the ECL
coverage ratio for UBS’s core

loan portfolios (i.e.
Loans and advances to customers

and

Loans to financial advisors
)
and

relevant

off-balance

sheet

exposures.
Cash

and

balances

at

central

banks
,
Amounts

due

from

banks
,
Receivables from

securities

financing transactions
,
Cash collateral

receivables

on derivative

instruments

and
Financial
assets measured

at fair

value through

other comprehensive

income

are not included

in the

table below, due

to their
lower sensitivity to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
The

overall

coverage

ratio

for

performing

positions

was

unchanged

at

11 basis

points.

Coverage

ratios

for
performing positions related to real estate lending (on-balance sheet) decreased by 1 basis point to 5 basis points.
Coverage ratios

for performing

positions related

to corporate

lending (on-balance

sheet)
decreased by

1 basis point
to 56 basis points.
Coverage ratios for core loan portfolio
30.9.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

266,413

254,541

10,464

1,314

93

7

2

79

5

303

1,244
Real estate financing

89,811

84,411

5,126

261

14

7

3

61

6

191

0
Total real estate lending

356,224

338,952

15,590

1,575

108

7

2

73

5

284

859
Large corporate clients

30,005

24,549

4,048

958

450

185

32

248

63

2,910

2,152
SME clients

24,296

19,380

2,969

1,692

256

261

29

165

47

3,076

351
Total corporate lending

54,301

43,929

7,017

2,649

706

219

31

213

56

3,016

1,500
Lombard

149,996

149,507

351

58

80

3

0

21

1

3,173

1,789
Credit cards

2,189

1,664

457

68

0

203

40

251

85

3,879

0
Commodity trade finance

3,841

3,608

154

78

0

230

37

89

39

9,474

0
Ship / aircraft financing

8,104

7,584

518

0

2

56

47

148

54

0

10,239
Consumer financing

3,077

2,777

168

95

38

285

75

1,544

158

4,819

0
Other loans and advances to customers

39,986

37,726

1,860

134

265

39

9

56

11

1,898

3,217
Loans to financial advisors

2,723

2,497

83

142

0

169

15

135

18

2,892

0
Total other lending

209,916

205,363

3,592

575

386

24

6

163

9

4,015

2,510
Total
1

620,441

588,244

26,198

4,799

1,199

31

6

123

11

2,239

1,768
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

7,687

7,428

221

38

0

5

5

32

5

39

0
Real estate financing

12,680

12,341

338

1

0

6

6

1

6

0

0
Total real estate lending

20,366

19,769

559

39

0

6

5

14

5

39

0
Large corporate clients

73,307

68,801

4,350

115

40

23

15

115

21

1,482

82
SME clients

15,639

14,318

996

308

17

33

28

165

37

33

0
Total corporate lending

88,946

83,119

5,346

423

57

25

17

124

23

427

0
Lombard

70,232

69,957

268

7

0

1

0

2

0

8,523

0
Credit cards

10,400

9,910

487

3

0

8

7

38

8

0

0
Commodity trade finance

3,128

3,124

4

0

0

9

8

288

9

0

0
Ship / aircraft financing

2,239

2,233

6

0

0

31

28

1,006

31

0

0
Consumer financing

150

150

0

0

0

0

0

0

0

0

0
Financial intermediaries and hedge funds

36,770

36,332

438

0

0

4

3

87

4

0

0
Other off-balance sheet commitments

46,510

46,002

456

36

16

9

6

146

8

828

705
Total other lending

169,429

167,709

1,659

46

16

5

3

79

4

1,893

0
Total
2

278,742

270,597

7,564

507

73

11

8

106

10

529

0
Total on- and off-balance sheet
3

899,183

858,841

33,762

5,307

1,273

25

6

119

11

2,076

1,625
1 Includes Loans and advances

to customers and Loans

to financial advisors,

which are presented on

the balance sheet line Other

financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

76
Note 9

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
30.6.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

252,892

241,557

10,154

1,092

89

7

2

76

5

272

337
Real estate financing

86,907

82,045

4,538

245

78

6

3

69

7

72

0
Total real estate lending

339,798

323,602

14,692

1,337

167

6

3

74

6

235

0
Large corporate clients

29,299

23,981

3,923

972

424

180

39

240

67

2,798

1,580
SME clients

23,922

19,646

2,569

1,463

244

215

31

146

44

2,831

123
Total corporate lending

53,221

43,627

6,491

2,435

668

196

35

203

57

2,818

1,048
Lombard

148,308

147,278

877

71

82

3

0

23

1

2,328

1,951
Credit cards

1,968

1,485

419

64

0

208

39

252

86

3,826

0
Commodity trade finance

5,917

5,575

224

115

2

211

33

92

36

9,037

0
Ship / aircraft financing

8,329

7,883

426

3

17

53

48

103

51

0

1,176
Consumer financing

2,970

2,723

140

66

41

229

73

1,500

143

4,091

0
Other loans and advances to customers

40,339

37,661

2,277

131

270

41

8

80

12

3,532

2,630
Loans to financial advisors

2,647

2,412

84

151

0

176

18

146

22

2,736

0
Total other lending

210,478

205,018

4,447

601

412

25

6

134

9

4,323

2,160
Total
1

603,497

572,247

25,631

4,372

1,247

30

6

117

11

2,235

1,236
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

8,091

7,834

226

31

0

4

4

23

4

11

0
Real estate financing

12,715

12,143

572

0

0

5

6

0

5

0

0
Total real estate lending

20,805

19,977

798

31

0

5

5

0

5

11

0
Large corporate clients

71,060

66,029

4,833

149

49

24

17

100

22

987

0
SME clients

15,352

14,421

720

189

22

33

27

207

36

197

0
Total corporate lending

86,412

80,450

5,553

338

71

26

19

114

25

546

0
Lombard

68,071

68,017

40

14

0

1

0

0

0

2,887

0
Credit cards

10,056

9,576

477

4

0

8

7

35

8

0

0
Commodity trade finance

3,732

3,712

20

0

0

7

7

13

7

0

0
Ship / aircraft financing

1,836

1,817

19

0

0

11

11

0

11

0

0
Consumer financing

152

152

0

0

0

0

0

0

0

0

0
Financial intermediaries and hedge funds

46,338

45,878

461

0

0

3

2

74

3

0

0
Other off-balance sheet commitments

37,485

36,897

411

163

13

7

4

55

4

538

0
Total other lending

167,670

166,049

1,427

181

13

3

2

52

3

710

0
Total
2

274,888

266,475

7,778

550

84

11

7

90

10

570

0
Total on- and off-balance sheet
3

878,385

838,722

33,409

4,923

1,331

24

7

111

11

2,049

1,202
1 Includes Loans and advances

to customers and Loans to financial

advisors, which are presented

on the balance sheet line

Other financial assets measured

at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

77
Note 9

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

268,825

256,675

10,792

968

389

8

2

90

6

399

283
Real estate financing

97,920

92,124

5,398

290

108

11

4

57

7

713

980
Total real estate lending

366,745

348,800

16,190

1,258

497

9

3

79

6

472

434
Large corporate clients

30,660

25,775

3,252

1,012

620

188

41

215

60

3,083

1,429
SME clients

26,359

22,226

2,961

1,031

142

153

32

141

45

2,689

893
Total corporate lending

57,019

48,001

6,213

2,042

762

172

37

180

53

2,884

1,329
Lombard

156,394

156,312

15

67

0

3

1

7,616

2

2,487

0
Credit cards

2,083

1,571

449

63

0

200

40

253

87

3,801

0
Commodity trade finance

5,858

5,681

26

133

18

223

32

365

34

8,333

6
Ship / aircraft financing

9,265

8,968

276

4

17

56

54

99

55

0

315
Consumer financing

3,041

2,817

110

58

57

195

79

1,559

135

3,422

7
Other loans and advances to customers

40,961

39,196

1,419

105

242

21

10

39

11

3,981

0
Loans to financial advisors

2,665

2,426

80

159

0

185

17

122

20

2,793

0
Total other lending

220,267

216,971

2,373

589

334

21

7

210

9

4,376

9
Total
1

644,031

613,772

24,777

3,889

1,593

27

7

117

11

2,329

773
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages

9,782

9,505

261

15

0

6

5

27

6

40

0
Real estate financing

17,107

16,281

826

0

0

9

8

44

9

0

0
Total real estate lending

26,889

25,786

1,088

15

0

8

7

40

8

40

0
Large corporate clients

77,103

71,524

5,357

157

65

26

17

111

24

1,217

242
SME clients

16,762

15,868

812

80

2

40

29

196

37

640

0
Total corporate lending

93,865

87,392

6,170

236

67

29

19

122

26

1,022

221
Lombard

86,173

86,173

0

1

0

0

0

0

0

0

0
Credit cards

10,458

9,932

522

4

0

10

8

35

10

0

0
Commodity trade finance

4,640

4,628

13

0

0

6

5

151

6

0

0
Ship / aircraft financing

1,053

1,053

0

0

0

26

26

0

26

0

0
Consumer financing

153

153

0

0

0

0

0

0

0

0

0
Financial intermediaries and hedge funds

42,578

42,325

253

0

0

3

3

142

3

0

0
Other off-balance sheet commitments

39,887

39,174

411

263

39

7

4

111

5

453

0
Total other lending

184,944

183,438

1,199

268

39

3

2

85

3

486

0
Total
2

305,697

296,616

8,456

519

106

11

8

107

10

717

0
Total on- and off-balance sheet
3,4

949,729

910,388

33,233

4,408

1,699

22

7

114

11

2,140

706
1 Includes Loans and advances to

customers and Loans to financial

advisors, which are presented on

the balance sheet line Other

financial assets measured at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related ECL coverage ratio (bps).

4

Information has been revised.
Refer to Note 2 for more information.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

78
Note 10

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the

first nine months

of 2024,

assets and liabilities

that were transferred

from Level 2

to Level 1, or

from
Level 1 to Level 2, and were held for the entire

reporting period were not material.
Determination of fair values from quoted market

prices or valuation techniques
1
30.9.24 30.6.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
136,785 30,051 5,148 171,983 124,602 29,381 8,042 162,025 118,975 28,045 22,613 169,633
of which: Equity instruments

124,895

1,049

172

126,116

112,416

827

185

113,429

102,602

1,403

321

104,325
of which: Government bills / bonds

4,005

4,642

18

8,665

5,603

5,319

75

10,997

6,995

8,763

73

15,830
of which: Investment fund units

6,649

1,003

176

7,827

5,677

1,222

240

7,139

8,392

1,124

129

9,645
of which: Corporate and municipal bonds

1,232

19,007

863

21,102

896

16,569

900

18,365

984

12,801

1,284

15,069
of which: Loans

0

4,118

3,712

7,830

0

5,246

6,419

11,666

0

3,837

19,618

23,456
of which: Asset-backed securities

4

225

163

393

10

192

169

370

3

112

133

248
Derivative financial instruments
1,484 155,018 2,566 159,068 836 136,437 2,325 139,597 622 172,903 2,559 176,084
of which: Foreign exchange

828

60,634

177

61,639

331

50,521

121

50,974

347

78,060

253

78,659
of which: Interest rate

0

46,499

640

47,139

0

48,437

403

48,840

0

55,190

407

55,597
of which: Equity / index

0

40,818

996

41,815

0

32,239

1,154

33,392

0

34,174

1,299

35,473
of which: Credit

0

2,694

608

3,302

0

2,553

478

3,031

0

3,456

513

3,969
of which: Commodities

6

4,027

18

4,051

3

2,563

16

2,582

1

1,869

13

1,883
Brokerage receivables

0

24,656

0

24,656

0

25,273

0

25,273

0

21,037

0

21,037
Financial assets at fair value not held for trading

45,904

75,445

8,067

129,416

34,766

80,555

7,945

123,266

30,717

64,865

8,435

104,018
of which: Financial assets for unit-linked
investment contracts

18,274

6

0

18,280

16,957

6

0

16,963

15,877

7

0

15,884
of which: Corporate and municipal bonds

85

15,701

152

15,937

61

14,338

210

14,609

62

16,722

215

17,000
of which: Government bills / bonds

27,043

8,036

0

35,079

17,262

7,817

0

25,079

14,306

4,801

0

19,107
of which: Loans

0

4,464

2,545

7,010

0

3,699

2,553

6,252

0

4,252

2,258

6,510
of which: Securities financing transactions

0

45,665

484

46,149

0

53,069

268

53,337

0

36,857

52

36,909
of which: Asset-backed securities

0

1,058

553

1,611

0

1,108

500

1,608

0

1,525

180

1,704
of which: Auction rate securities

0

0

190

190

0

0

191

191

0

0

1,208

1,208
of which: Investment fund units

409

421

645

1,475

395

421

670

1,486

367

548

678

1,592
of which: Equity instruments

93

0

3,023

3,117

92

5

2,896

2,993

105

38

3,097

3,241
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income

65

2,114

0

2,179

62

2,105

0

2,167

68

2,165

0

2,233
of which: Commercial paper and certificates
of deposit

0

1,935

0

1,935

0

1,891

0

1,891

0

1,948

0

1,948
of which: Corporate and municipal bonds

65

178

0

243

62

205

0

267

68

207

0

276
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities

6,965

0

0

6,965

6,445

0

0

6,445

5,930

0

0

5,930
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2

0

0

110

110

0

0

43

43

0

0

31

31
Total assets measured at fair value
191,203 287,284 15,891 494,378 166,712 273,750 18,354 458,817 156,312 289,015 33,639 478,966

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

79
Note 10

Fair value measurement (continued)
Determination of fair values from quoted market

prices or valuation techniques (continued)
1
30.9.24 30.6.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading

26,197

10,041

199

36,437

24,476

8,906

111

33,493

27,684

6,315

161

34,159
of which: Equity instruments

19,375

552

58

19,986

16,956

417

66

17,438

18,266

248

92

18,606
of which: Corporate and municipal bonds

29

8,054

135

8,218

33

7,118

35

7,186

28

4,981

62

5,071
of which: Government bills / bonds

4,390

1,069

0

5,458

6,171

1,260

5

7,437

8,559

905

0

9,464
of which: Investment fund units

2,403

285

4

2,691

1,315

38

4

1,357

832

118

4

954
Derivative financial instruments
1,633 167,309 5,354 174,296 876 143,744 4,448 149,069 771 185,815 5,595 192,181
of which: Foreign exchange

881

68,418

36

69,335

326

51,640

48

52,014

457

89,394

36

89,887
of which: Interest rate

0

43,065

298

43,363

0

47,021

243

47,264

0

52,673

246

52,920
of which: Equity / index

0

48,901

4,299

53,200

0

38,001

3,379

41,380

0

38,046

3,333

41,380
of which: Credit

0

3,426

422

3,848

0

3,456

371

3,827

0

4,081

619

4,700
of which: Commodities

5

3,303

38

3,345

2

1,951

14

1,967

0

1,437

21

1,458
of which: Loan commitments measured at
FVTPL

0

73

188

260

0

1,547

288

1,835

0

135

1,037

1,172
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value

0

52,403

0

52,403

0

46,198

0

46,198

0

42,522

0

42,522
Debt issued designated at fair value

0

99,674

12,545

112,218

0

100,223

12,986

113,209

0

113,012

15,276

128,289
Other financial liabilities designated at fair value

0

32,730

2,525

35,256

0

28,484

3,391

31,875

0

26,878

2,606

29,484
of which: Financial liabilities related to unit-
linked investment contracts

0

18,389

0

18,389

0

17,080

0

17,080

0

15,992

0

15,992
of which: Securities financing transactions

0

10,784

0

10,784

0

7,699

0

7,699

0

7,416

0

7,416
of which: Over-the-counter debt instruments
and others

0

3,557

2,525

6,082

0

3,705

3,391

7,096

0

3,471

2,606

6,076
Total liabilities measured at fair value
27,830 362,156 20,623 410,610 25,352 327,555 20,936 373,844 28,454 374,542 23,638 426,635
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in

this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.
b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.
Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.9.24 30.6.24 30.9.23 30.9.24 30.9.23
Reserve balance at the beginning of the period

388

384

402

404

422
Profit / (loss) deferred on new transactions

85

59

37

187

196
(Profit) / loss recognized in the income statement

(54)

(55)

(42)

(170)

(228)
Foreign currency translation

(1)

(1)

(1)

(2)

(1)
Reserve balance at the end of the period

418

388

396

418

389
The table below summarizes other valuation

adjustment reserves recognized on the

balance sheet.
Other valuation adjustment reserves on the

balance sheet
As of
USD m 30.9.24 30.6.24 31.12.23
Own credit adjustments on financial liabilities designated at fair value
1

(1,367)

(1,062)

(1,287)
of which: debt issued designated at fair value

(1,395)

(1,085)

(1,297)
of which: other financial liabilities designated at fair value

27

23

10
Credit valuation adjustments
2

(145)

(104)

(145)
Funding and debit valuation adjustments

(94)

(81)

(116)
Other valuation adjustments

(1,617)

(1,745)

(2,654)
of which: liquidity

(1,076)

(1,230)

(2,051)
of which: model uncertainty

(542)

(516)

(603)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.

2 Amount does not include reserves against defaulted counterparties.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

80
Note 10

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 September 2024 and unobservable, and a range

of values for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and
liabilities held by the Group.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 21 Fair
value measurement” in the “Consolidated financial

statements” section of the UBS Group

Annual Report 2023.
Valuation techniques and inputs

used in the fair value measurement of Level

3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.9.24 31.12.23
USD bn 30.9.24 31.12.23 30.9.24 31.12.23 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds

1.0

1.5

0.1

0.1
Relative value to
market comparable Bond price equivalent

17

126

98

5

126

99
points
Discounted expected
cash flows Discount margin

829

829

829

135

491

463
basis
points
Traded loans,

loans
designated at fair value
and guarantees

6.4

22.0

0.0

0.0
Relative value to
market comparable Loan price equivalent

1

258

81

1

120

88
points
Discounted expected
cash flows Credit spread

18

1,533

334

19

2,681

614
basis
points
Investment fund units
3

0.8

0.8

0.0

0.0
Relative value to
market comparable Net asset value
Equity instruments
3

3.2

3.4

0.1

0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4

12.5

15.3
Other financial liabilities
designated at fair value

2.5

2.6
Discounted expected
cash flows Funding spread

106

201

51

201
basis
points
Derivative financial instruments
Interest rate

0.6

0.4

0.3

0.2
Option model Volatility of interest rates

47

156

45

154
basis
points
Volatility of inflation

1

6

1

6
%
IR-to-IR correlation

70

99

4

100
%
Discounted expected
cash flows Funding spread

5

20
basis
points
Credit

0.6

0.5

0.4

0.6
Discounted expected
cash flows
Credit spreads

2

1,270

1

2,421
basis
points
Credit correlation

50

66

50

66
%
Credit volatility

60

60

60

60
%
Recovery rates

0

100

14

100
%
Equity / index

1.0

1.3

4.3

3.3
Option model Equity dividend yields

0

11

0

17
%
Volatility of equity stocks,
equity and other indices

4

140

4

142
%
Equity-to-FX correlation

(40)

70

(40)

77
%
Equity-to-equity correlation

0

100

(50)

100
%
Loan commitments
measured at FVTPL

0.2

1.0
Relative value to
market comparable
Loan price equivalent

15

100

35

102
points
1 The ranges of significant unobservable inputs are represented in points,

percentages and basis points. Points are a percentage

of par (e.g. 100 points would be 100% of par).

2 Weighted averages are provided for
most non-derivative financial instruments and were calculated by weighting inputs based on the

fair values of the respective instruments. Weighted averages are not provided for inputs related

to Other financial liabilities
designated at fair value

and Derivative financial instruments,

as this would not

be meaningful.

3 The range

of inputs is not

disclosed, as there is

a dispersion of values

given the diverse nature

of the investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of

which have embedded

derivative parameters

that are considered

to be unobservable.

The equivalent

derivative instrument parameters

for debt issued

or embedded derivatives

for over-the-counter

debt
instruments are presented in the respective derivative financial instruments lines in this table.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

81
Note 10

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies

may exist

between Level 1 / 2 parameters

and Level 3

parameters (e.g.
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
30.9.24 30.6.24 31.12.23
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value and guarantees

295

(271)

453

(433)

635

(600)
Securities financing transactions

32

(28)

34

(31)

30

(32)
Auction rate securities

9

(6)

8

(6)

67

(21)
Asset-backed securities

40

(44)

44

(48)

39

(36)
Equity instruments

353

(318)

428

(403)

430

(413)
Investment fund units

138

(139)

140

(141)

135

(137)
Loan commitments measured at FVTPL

88

(83)

85

(110)

313

(343)
Interest rate derivatives, net

145

(47)

139

(81)

217

(103)
Credit derivatives, net

119

(122)

124

(128)

140

(131)
Foreign exchange derivatives, net

4

(4)

3

(4)

5

(4)
Equity / index derivatives, net

690

(695)

651

(546)

521

(443)
Other

281

(134)

83

(90)

281

(276)
Total

2,194

(1,891)

2,192

(2,021)

2,815

(2,538)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2024.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

82
Note 10

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance
at the

beginning
of the
period
Credit
Suisse
Level 3
assets and
liabilities
acquired
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the nine months ended 30 September 2024
2
Financial assets at fair value held for
trading

22.6

0.4

(0.3)

1.0

(13.6)

1.3

(7.1)

1.4

(0.9)

(0.0)

5.1
of which: Equity instruments

0.3

(0.0)

(0.0)

0.0

(0.1)

0.0

(0.0)

0.1

(0.1)

(0.0)

0.2
of which: Corporate and municipal
bonds

1.3

(0.2)

(0.1)

0.4

(0.7)
0.0

(0.0)

0.0

(0.1)

0.0

0.9
of which: Loans

19.6

0.7

(0.2)

0.4

(11.6)

1.3

(7.1)

1.2

(0.7)

(0.0)

3.7
Derivative financial instruments –
assets

2.6

(0.0)

(0.1)

0.0

(0.2)

0.9

(1.0)

0.7

(0.4)

(0.0)

2.6
of which: Interest rate

0.4

0.1

0.1
0.0

(0.2)

0.3

(0.2)

0.2

0.0

(0.0)

0.6
of which: Equity / index

1.3

(0.1)

(0.1)

0.0

(0.0)

0.4

(0.4)

0.1

(0.3)

(0.0)

1.0
of which: Credit

0.5

(0.1)

(0.0)
0.0

(0.0)

0.1

(0.2)

0.3

(0.0)

(0.0)

0.6
Financial assets at fair value not held
for trading

8.4

0.1

(0.1)

0.4

(0.6)

1.5

(2.2)

0.8

(0.2)

(0.1)

8.1
of which: Loans

2.3

0.1

0.1

0.2

0.0

0.9

(0.7)
0.0

(0.1)

(0.1)

2.5
of which: Auction rate securities

1.2

0.0

(0.0)
0.0 0.0 0.0

(1.1)
0.0 0.0 0.0

0.2
of which: Equity instruments

3.1

(0.0)

(0.1)

0.1

(0.2)

0.0
0.0

0.1
0.0

(0.0)

3.0
of which: Investment fund units

0.7

0.0

0.0

0.1

(0.2)
0.0

(0.0)

0.0

(0.0)

(0.0)

0.6
of which: Asset-backed securities

0.2

0.0

(0.0)

0.0

(0.1)
0.0 0.0

0.5

(0.1)

(0.0)

0.6
Derivative financial instruments –
liabilities

5.6

(0.0)

0.8

0.0

(0.2)

1.8

(1.8)

0.5

(0.4)

(0.1)

5.4
of which: Interest rate

0.2

0.1

0.3

0.0

(0.0)

0.0

(0.1)

0.1

(0.0)

(0.0)

0.3
of which: Equity / index

3.3

0.8

0.9
0.0

(0.0)

1.6

(1.4)

0.4

(0.4)

(0.0)

4.3
of which: Credit

0.6

(0.1)

(0.1)
0.0

(0.0)

0.1

(0.1)

(0.0)

(0.0)

(0.0)

0.4
of which: Loan commitments
measured at FVTPL

1.0

(0.7)

(0.2)

0.0

(0.1)

0.0

(0.0)

(0.0)

(0.0)

(0.0)

0.2
Debt issued designated at fair value

15.3

0.2

0.5
0.0 0.0

3.3

(3.0)

1.2

(4.4)

0.0

12.5
Other financial liabilities designated at
fair value

2.6

(0.0)

0.0

0.0

(0.0)

0.8

(1.2)

0.4

(0.1)

(0.0)

2.5
For the nine months ended 30 September 2023
3
Financial assets at fair value held for
trading

1.5

26.2

(0.8)

(0.6)

0.8

(6.8)

3.2

(0.0)

1.1

(0.6)

(0.0)

24.5
of which: Investment fund units

0.1

0.1

0.0

0.0

0.0

(0.0)
0.0

(0.0)

0.0

(0.0)

(0.0)

0.1
of which: Corporate and municipal
bonds

0.5

1.1

(0.3)

(0.0)

0.6

(0.8)
0.0 0.0

0.1

(0.1)

(0.0)

1.2
of which: Loans

0.6

23.1

(0.4)

(0.4)

0.1

(5.4)

3.2

(0.0)

0.9

(0.4)

(0.0)

21.6
Derivative financial instruments –
assets

1.5

1.4

0.3

0.2

0.0

(0.0)

0.7

(0.4)

0.2

(0.5)

(0.0)

3.1
of which: Interest rate

0.5

0.2

0.2

0.2

0.0
0.0

0.1

(0.1)

0.0

(0.1)

(0.0)

0.8
of which: Equity / index

0.7

0.5

0.1

0.1

0.0

(0.0)

0.4

(0.2)

0.1

(0.3)

(0.0)

1.3
of which: Credit

0.3

0.2

(0.0)

(0.1)

0.0

(0.0)

0.1

(0.0)

0.1

(0.0)

0.0

0.6
Financial assets at fair value not held
for trading

3.7

4.2

0.2

0.2

1.0

(1.4)

0.0

(0.1)

0.6

(0.1)

(0.0)

8.1
of which: Loans

0.7

0.8

0.3

0.3

0.2

(0.5)
0.0

(0.0)

0.4

(0.1)

(0.0)

1.9
of which: Auction rate securities

1.3
0.0

0.0

0.0
0.0

(0.1)
0.0 0.0 0.0 0.0 0.0

1.2
of which: Equity instruments

0.8

2.1

(0.0)

(0.0)

0.5

(0.3)

0.0

(0.1)

0.1
0.0

(0.0)

3.0
Derivative financial instruments –
liabilities

1.7

4.5

(0.3)

(0.2)

0.0

(0.2)

1.3

(1.0)

0.2

(0.8)

(0.0)

5.4
of which: Interest rate

0.1

0.2

(0.0)

0.0

0.0
0.0

0.1

(0.1)

0.0

(0.1)

(0.0)

0.3
of which: Equity / index

1.2

1.7

(0.2)

(0.0)

0.0

(0.0)

0.8

(0.4)

0.1

(0.2)

(0.0)

2.9
of which: Credit

0.3

0.3

0.1

0.1

0.0

(0.0)

0.4

(0.1)

0.0

(0.4)

(0.0)

0.6
of which: Loan commitments
measured at FVTPL 0.0

2.0

(0.2)

(0.2)
0.0

(0.2)
0.0

(0.3)
0.0 0.0 0.0

1.3
Debt issued designated at fair value

10.5

8.5

0.0

(0.1)
0.0 0.0

4.7

(4.0)

1.0

(3.1)

(0.1)

17.5
Other financial liabilities designated at
fair value

0.7

2.1

0.1

0.1

0.0

(0.0)

0.1

(0.1)

0.0

(0.1)

(0.0)

2.8
1 Net gains / losses included

in comprehensive income are recognized

in Net interest income and

Other net income from financial

instruments measured at fair value

through profit or loss in

the Income statement,
and also in Gains / (losses) from own credit

on financial liabilities designated at fair value,

before tax in the Statement of comprehensive income.

2 Total Level 3 assets as of 30

September 2024 were USD 15.9bn
(31 December 2023: USD 33.6bn). Total Level 3 liabilities as of 30 September

2024 were USD 20.6bn (31 December 2023: USD 23.6bn).

3 Comparative-period information has been revised. Please refer to “Note
2 Accounting for the acquisition of the Credit Suisse Group” in the UBS Group Annual Report 2023 for more information about the IFRS 3 measurement period adjustments.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

83
Note 10

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 21

Fair value measurement” in the “Consolidated financial statements”
section of the UBS Group Annual Report 2023.
Financial instruments not measured at fair value
30.9.24 30.6.24 31.12.23
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount
1
Fair value
Assets
Cash and balances at central banks

243.3

243.3

248.3

248.3

314.1

314.1
Amounts due from banks

21.7

21.7

22.0

22.0

21.1

21.2
Receivables from securities financing transactions measured at amortized cost

92.1

92.1

82.0

82.0

99.0

99.0
Cash collateral receivables on derivative instruments

47.2

47.2

43.6

43.6

50.1

50.1
Loans and advances to customers

615.8

615.8

599.1

594.6

639.7

633.5
Other financial assets measured at amortized cost

61.2

59.8

60.4

58.2

65.5

63.9
Liabilities
Amounts due to banks

28.1

28.1

26.8

26.8

71.0

71.0
Payables from securities financing transactions measured at amortized cost

16.4

16.4

14.9

14.9

14.4

14.4
Cash collateral payables on derivative instruments

33.8

33.8

32.8

32.8

41.6

41.5
Customer deposits

776.0

777.2

756.8

757.3

792.0

792.9
Debt issued measured at amortized cost

227.2

233.1

229.2

233.8

237.8

241.3
Other financial liabilities measured at amortized cost
2

16.1

16.1

16.3

16.2

15.3

15.2
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Excludes lease liabilities.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

84
Note 11

Derivative instruments
a) Derivative instruments
As of 30.9.24, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate

47.1

43.4

4,052

19,927
Credit derivatives

3.3

3.8

166
Foreign exchange

61.6

69.3

7,850

270
Equity / index

41.8

53.2

1,545

99
Commodities

4.1

3.3

169

21
Other
3

1.1

1.2

172
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

159.1

174.3

13,954

20,317
Further netting potential not recognized on the balance

sheet
5

(144.4)

(155.1)
of which: netting of recognized financial liabilities / assets

(122.0)

(122.0)
of which: netting with collateral received / pledged

(22.4)

(33.1)
Total derivative financial instruments, after consideration of further netting potential

14.7

19.2
As of 30.6.24, USD bn
Derivative financial instruments
Interest rate

48.8

47.3

3,472

20,200
Credit derivatives

3.0

3.8

170
Foreign exchange

51.0

52.0

7,148

213
Equity / index

33.4

41.4

1,432

96
Commodities

2.6

2.0

153

18
Other
3

0.8

2.6

151
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

139.6

149.1

12,526

20,526
Further netting potential not recognized on the balance

sheet
5

(124.4)

(132.4)
of which: netting of recognized financial liabilities / assets

(101.3)

(101.3)
of which: netting with collateral received / pledged

(23.1)

(31.1)
Total derivative financial instruments, after consideration of further netting potential

15.2

16.7
As of 31.12.23, USD bn
Derivative financial instruments
Interest rate

55.6

52.9
3,524 20,074
Credit derivatives

4.0

4.7
275
Foreign exchange

78.7

89.9
6,913

180
Equity / index

35.5

41.4
1,397 95
Commodities

2.0

1.6
143 16
Other
3

0.4

1.6
117
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

176.1

192.2
12,369 20,366
Further netting potential not recognized on the balance

sheet
5

(162.8)

167.9
of which: netting of recognized financial liabilities / assets

(133.0)

(133.0)
of which: netting with collateral received / pledged

(29.8)

(35.0)
Total derivative financial instruments, after consideration of further netting potential

13.3

24.2
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional

values of the netted

derivative financial instruments

are still presented on

a gross basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either

a central counterparty or an

exchange and settled on a

daily basis (except for

OTC derivatives settled through collateralized-to-market arrangements, which are presented under

Derivative
financial assets and Derivative financial liabilities). The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative

instruments and was not material for all

periods presented.

3 Includes Loan commitments measured at FVTPL, as

well as unsettled purchases and sales of non-derivative
financial instruments for which

the changes in the

fair value between trade

date and settlement date

are recognized as derivative

financial instruments.

4 Financial assets and liabilities

are presented net

on the
balance sheet if UBS

has the unconditional and

legally enforceable right to

offset the recognized amounts,

both in the normal

course of business and

in the event of

default, bankruptcy or insolvency

of UBS or its
counterparties, and intends

either to settle

on a net

basis or to

realize the asset

and settle the

liability simultaneously.

5 Reflects the

netting potential in

accordance with enforceable

master netting and

similar
arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section
of the UBS Group Annual Report 2023 for more information.

b) Cash collateral on derivative instruments
USD bn
Receivables
30.9.24
Payables
30.9.24
Receivables
30.6.24
Payables
30.6.24
Receivables
31.12.23
Payables
31.12.23
Cash collateral on derivative instruments, based on netting under IFRS Accounting
Standards
1

47.2

33.8

43.6

32.8

50.1

41.6
Further netting potential not recognized on the balance

sheet
2

(28.7)

(18.2)

(27.2)

(19.0)

(32.9)

(26.4)
of which: netting of recognized financial liabilities / assets

(26.4)

(15.9)

(24.6)

(16.5)

(29.7)

(23.2)
of which: netting with collateral received / pledged

(2.3)

(2.3)

(2.5)

(2.5)

(3.2)

(3.2)
Cash collateral on derivative instruments, after consideration of further netting potential

18.5

15.5

16.5

13.8

17.2

15.2
1 Financial assets and liabilities are presented

net on the balance sheet if UBS

has the unconditional and legally enforceable

right to offset the recognized amounts,

both in the normal course of business

and in the
event of default,

bankruptcy or insolvency

of UBS or

its counterparties, and

intends either to

settle on a

net basis or

to realize the

asset and settle

the liability simultaneously.

2 Reflects the

netting potential in
accordance with enforceable

master netting and

similar

arrangements where not

all criteria for

a net presentation

on the balance

sheet have been

met. Refer to

“Note 22 Offsetting

financial assets and

financial
liabilities” in the “Consolidated financial statements” section of the UBS Group Annual Report 2023 for more information.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

85
Note 12

Other assets and liabilities
a) Other financial assets measured at

amortized cost
USD m 30.9.24 30.6.24 31.12.23
1
Debt securities

42,177

41,489

45,057
Loans to financial advisors

2,677

2,601

2,615
Fee- and commission-related receivables

2,622

2,460

2,576
Finance lease receivables

6,356

6,001

6,288
Settlement and clearing accounts

475

529

338
Accrued interest income

2,267

2,599

3,163
Other
2

4,595

4,752

5,418
Total other financial assets measured at amortized cost

61,169

60,431

65,455
1 Comparative-period information has

been revised. Refer to

Note 2 for more information.

2 Predominantly includes cash collateral

provided to exchanges and

clearing houses to secure securities

trading activity
through those counterparties.
b) Other non-financial assets
USD m 30.9.24 30.6.24 31.12.23
Precious metals and other physical commodities

6,965

6,445

5,930
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1

2,847

2,761

2,726
Prepaid expenses

1,887

1,889

2,080
Current tax assets

1,846

1,866

1,456
VAT,

withholding tax and other tax receivables

1,282

1,106

1,327
Properties and other non-current assets held for sale

234

151

188
Assets of disposal groups held for sale
2

1,722
Other

2,219

2,295

2,342
Total other non-financial assets

19,002

16,514

16,049
1 Refer to Note 15 for more information.

2 Refer to Note 2 for more information about the agreement to sell Select Portfolio Servicing.
c) Other financial liabilities measured at

amortized cost
USD m 30.9.24 30.6.24 31.12.23
Other accrued expenses

3,195

3,115

3,270
Accrued interest expenses

6,409

6,872

6,692
Settlement and clearing accounts

1,780

1,815

1,519
Lease liabilities

5,094

5,097

5,502
Other

4,693

4,484

3,868
Total other financial liabilities measured at amortized cost

21,171

21,383

20,851
d) Other financial liabilities designated at

fair value

USD m 30.9.24 30.6.24 31.12.23
Financial liabilities related to unit-linked investment contracts

18,389

17,080

15,992
Securities financing transactions

10,784

7,699

7,416
Over-the-counter debt instruments and other

6,082

7,096

6,076
Total other financial liabilities designated at fair value

35,256

31,875

29,484
e) Other non-financial liabilities
USD m 30.9.24 30.6.24 31.12.23
Compensation-related liabilities

9,086

7,771

9,746
of which: net defined benefit liability

800

757

796
Current tax liabilities

1,202

1,303

1,460
Deferred tax liabilities

345

319

325
VAT,

withholding tax and other tax payables

1,115

1,070

1,120
Deferred income

644

763

635
Liabilities of disposal groups held for sale
1

1,274
Other

308

494

802
Total other non-financial liabilities

13,974

11,720

14,089
1 Refer to Note 2 for more information about the agreement to sell Select Portfolio Servicing.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

86
Note 13

Debt issued designated at fair value
USD m 30.9.24 30.6.24 31.12.23
Equity-linked
1

56,691

55,911

60,573
Rates-linked

22,466

25,811

28,883
Credit-linked

5,990

6,510

7,730
Fixed-rate

15,811

15,271

20,541
Commodity-linked

3,638

3,507

3,844
Other

7,622

6,200

6,718
of which: debt that contributes to total loss-absorbing capacity

5,225

4,585

4,629
Total debt issued designated at fair value
2

112,218

113,209

128,289
1 Includes investment fund unit-linked instruments issued.

2 As of 30 September 2024, 99% of Total debt issued designated at fair value was unsecured

(30 June 2024: 99%).

Note 14

Debt issued measured at amortized cost
USD m 30.9.24 30.6.24 31.12.23
Short-term debt
1

33,851

34,944

38,530
Senior unsecured debt

139,417

143,832

147,547
of which: contributes to total loss-absorbing capacity

98,368

100,765

101,939
Covered bonds

10,206

8,524

5,214
Subordinated debt

15,441

14,350

17,644
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments

13,470

12,400

10,744
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,239

1,225

1,214
of which: eligible as non-Basel III-compliant tier 2 capital instruments

289

536

538
Debt issued through the Swiss central mortgage institutions

27,786

26,011

27,377
Other long-term debt

468

1,563

1,506
Long-term debt
2

193,318

194,279

199,288
Total debt issued measured at amortized cost
3,4

227,168

229,223

237,817
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit

and commercial paper.

2 Debt with an original contractual

maturity greater than or equal to

one year. The
classification of debt

issued into

short-term and

long-term does

not consider

any early redemption

features.

3 Net of

bifurcated embedded

derivatives, the

fair value

of which

was not

material for

the periods
presented.

4 Except for Covered bonds (100% secured), Debt issued through the Swiss central mortgage institutions (100% secured) and Other long-term debt (88% secured), 100% of the balance was unsecured
as of 30 September 2024.

Note 15

Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of total provisions

and contingent liabilities.
USD m 30.9.24 30.6.24 31.12.23
1
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
2

310

294

350
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )

1,230

1,367

1,924
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )

3,842

3,630

4,020
Acquisition-related contingent liabilities (IFRS 3, Business Combinations )

2,430

2,619

3,993
Restructuring, real-estate and other provisions (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )

1,433

1,382

2,123
Total provisions and contingent liabilities

9,245

9,293

12,412
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Refer to Note 9c for more information.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

87
Note 15

Provisions and contingent liabilities

(continued)
The table below presents additional information for provisions under IAS 37,
Provisions, Contingent Liabilities and
Contingent Assets
.
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2023

4,020

741

259

1,123

6,144
Balance as of 30 June 2024

3,630

827

233

322

5,013
Increase in provisions recognized in the income statement

51

271

4

27

354
Release of provisions recognized in the income statement

(35)

(66)

(2)

(18)

(121)
Reclassifications

211
5

0

0

0

211
Provisions used in conformity with designated purpose

(76)

(212)

(2)

(10)

(300)
Foreign currency translation and other movements

60

45

11

3

120
Balance as of 30 September 2024

3,842

865

245

324

5,275
1 Consists of

provisions for

losses resulting

from legal,

liability and

compliance risks.

2 Includes USD

482m of

provisions for

onerous contracts

related to

real estate

as of

30 September 2024

(30 June 2024:
USD 461m; 31 December 2023:

USD 448m), USD 322m

of personnel-related restructuring

provisions as of

30 September 2024

(30 June 2024: USD 365m;

31 December 2023: USD 294m)

and onerous

contracts
related to technology.

3 Mainly includes provisions for reinstatement

costs with respect to leased properties.

4 Mainly includes provisions related to

employee benefits and operational risks.

5 Mainly includes
reclassifications from IFRS 3 contingent liabilities

to IAS 37 provisions and a

reclassification from derivative liabilities to IAS 37

provisions in the amount of USD 92m

reflecting the funding obligation relating to investors
who did not accept the redemption offer for the Credit Suisse supply chain finance funds.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

15b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.
b) Litigation, regulatory and similar matters
The Group operates in

a legal and regulatory

environment that exposes it to

significant litigation and similar risks
arising from disputes

and regulatory proceedings. As

a result,

UBS (which for

purposes of this

Note may

refer to
UBS

Group

AG

and/or

one

or

more

of

its

subsidiaries,

as

applicable)

is

involved

in

various

disputes

and

legal
proceedings, including litigation, arbitration,

and regulatory and criminal investigations.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict,

particularly in

the

earlier

stages

of

a

case.

There

are

also

situations

where

the Group

may

enter into

a
settlement

agreement.

This

may

occur

in

order

to

avoid

the

expense,

management

distraction

or

reputational
implications of

continuing to

contest liability,

even

for those

matters for

which

the Group

believes it

should be
exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters

with respect to

which provisions have

been established and

other contingent liabilities.

The Group
makes

provisions

for

such

matters

brought

against

it

when,

in

the

opinion

of

management

after

seeking legal
advice, it

is more

likely than

not that

the Group

has a

present legal

or constructive obligation

as a

result of

past
events, it

is probable

that an

outflow of

resources will

be required,

and the

amount can

be reliably

estimated. Where
these factors

are

otherwise satisfied,

a

provision may

be

established for

claims that

have

not

yet been

asserted
against the

Group, but

are nevertheless

expected to

be, based

on

the Group’s

experience with

similar asserted
claims.

If

any

of

those

conditions

is

not

met,

such

matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation cannot

be reliably

estimated, a

liability exists

that is

not recognized

even if

an outflow

of resources

is
probable. Accordingly, no

provision is

established even if

the potential

outflow of resources

with respect

to such
matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior

to

the

issuance

of

financial

statements, which

affect

management’s assessment

of

the

provision

for

such
matter

(because,

for

example,

the

developments provide

evidence of

conditions that

existed

at

the

end

of

the
reporting

period),

are

adjusting

events

after

the

reporting period

under

IAS

10

and

must

be

recognized in

the
financial statements for the reporting period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to be material and others that management believes to be of significance to the Group due to potential financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

88
Note 15

Provisions and contingent liabilities

(continued)
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.

The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table in Note 15a above. UBS provides

below an estimate of the aggregate liability for

our litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these

estimates require UBS

to

make speculative

legal assessments

as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future losses

that could arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing

provisions (including

provisions established

under IFRS

3 in

connection with

the acquisition

of Credit
Suisse), are in the range of USD 0bn to USD 1.8bn.

Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

amounts

shown

in

the

table

below

reflect

the

provisions

recorded

under

IFRS

Accounting

Standards.

In
connection with

the acquisition

of Credit

Suisse, UBS

Group AG

additionally has

reflected in

its purchase

accounting
under IFRS

3 a

valuation adjustment

reflecting an

estimate of

outflows relating

to contingent

liabilities for

all present
obligations included in

the scope

of the

acquisition at fair

value upon

closing, even

if it

is not

probable that the
contingent

liability

will

result

in

an

outflow

of

resources,

significantly

decreasing

the

recognition

threshold

for
litigation

liabilities

beyond

those

that

generally apply

under

IFRS

Accounting Standards.

The

IFRS

3

acquisition-
related contingent liabilities

of USD 2.4bn at

30 September 2024 reflect

reclassifications to provisions

under IAS 37
and releases upon resolution of the relevant

matter.
Provisions for litigation, regulatory and similar matters,

by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking

Asset
Management
Investment
Bank
Non-core
and Legacy Group Items UBS Group
Balance as of 31 December 2023

1,235

157

15

294

2,186

134

4,020
Balance as of 30 June 2024

1,199

152

2

280

1,862

135

3,630
Increase in provisions recognized in the income statement

21

0

6

1

23

0

51
Release of provisions recognized in the income statement

(4)

0

0

(2)

(30)

0

(35)
Reclassifications
2

0

0

0

0

211

0

211
Provisions used in conformity with designated purpose

(14)

0

(6)

(3)

(52)

(1)

(76)
Foreign currency translation and other movements

43

6

0

7

4

0

60
Balance as of 30 September 2024

1,247

157

2

283

2,018

135

3,842
1 Provisions, if any,

for the matters

described in items 2

and 10 of this

Note are recorded

in Global Wealth

Management. Provisions, if

any, for the

matters described in

items 5, 6, 7,

8, 9 and 11

of this Note are
recorded in Non-core and Legacy. Provisions, if any, for the matters described in items 13 and 14 of

this Note are recorded in Group Items. Provisions, if any, for the matters described in item 1 of this

Note are allocated
between Global Wealth Management,

Personal & Corporate

Banking and Non-core and

Legacy. Provisions,

if any, for

the matters described in item

3 of this Note are

allocated between the Investment Bank,

Non-
core and Legacy and Group Items.

Provisions, if any,

for the matters described in item 4 of

this Note are allocated between Global

Wealth Management and Personal

& Corporate Banking. Provisions,

if any, for the
matters described in

item 12 of

this Note are

allocated between

the Investment Bank

and Non-core

and Legacy.

2 Mainly includes reclassifications

from IFRS

3 contingent liabilities

to IAS 37

provisions and

a
reclassification from derivative liabilities to IAS 37 provisions in the amount of USD 92m reflecting the funding obligation relating to investors who did not accept the redemption offer for the Credit Suisse supply chain finance funds.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

89
Note 15

Provisions and contingent liabilities

(continued)
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by

UBS and

other financial

institutions. Credit Suisse

offices in various

locations, including

the UK,
the Netherlands, France and

Belgium, have been contacted

by regulatory and law enforcement

authorities seeking
records and information

concerning investigations

into Credit

Suisse’s historical

private banking

services on a

cross-
border basis and

in part through

its local branches

and banks.

The UK and

French aspects of

these issues have

been
closed. UBS is continuing to cooperate with

the authorities.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS

AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR

3.75m,

the

confiscation

of

EUR

1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR

800m.

UBS
appealed the decision to the

French Supreme Court. The Supreme

Court rendered its judgment on

15 November
2023. It

upheld the

Court of

Appeal‘s decision regarding

unlawful solicitation and

aggravated laundering of

the
proceeds of tax fraud, but overturned the confiscation of EUR

1bn, the penalty of EUR 3.75m and the

EUR 800m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR 800m of civil damages

to UBS AG.
In

May

2014,

Credit

Suisse

entered

into

settlement

agreements

with

the

SEC,

Federal

Reserve

and

New

York
Department of

Financial

Services and

plead

guilty

to conspiring

to

aid

and

abet US

taxpayers

in

filing

false

tax
returns. Credit Suisse continued to report

to and cooperate with US authorities in

accordance with its obligations
under the

plea and

agreements, including

by conducting

a review

of cross-border

services provided

by Credit

Suisse.
In this connection,

Credit Suisse provided information to US authorities regarding potentially undeclared

US assets
held by clients at

Credit Suisse since the

May 2014 plea. UBS

continues to cooperate with the

authorities in their
ongoing reviews. In

March 2023, the US

Senate Finance Committee

issued a report

criticizing Credit Suisse

AG’s
history regarding

US tax

compliance. The

report called

on the

DOJ to

investigate Credit

Suisse AG’s

compliance
with the 2014 plea.
In February 2021, a

qui tam complaint was filed

in the Eastern District of

Virginia, alleging that Credit Suisse had
violated the

False Claims Act

by failing

to disclose

all US

accounts at

the time

of the

2014 plea,

which allegedly
allowed Credit Suisse to pay a criminal fine

in 2014 that was purportedly lower

than it should have been. The DOJ
moved to dismiss

the case, and

the Court summarily

dismissed the suit.

On appeal,

the US Court

of Appeals for

the
Fourth Circuit affirmed the dismissal of the action.
Our balance sheet

at 30 September 2024

reflected a provision in

an amount that UBS

believes to be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS

AG, UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

90
Note 15

Provisions and contingent liabilities

(continued)
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR 2.1bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD

2bn. In

2014, the

US Supreme

Court rejected

the BMIS

Trustee’s motion for

leave to

appeal decisions
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD

125m of

payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities and

most of

the Credit

Suisse entities.

In 2019, the

Court of Appeals

reversed the

dismissal of

the BMIS
Trustee’s remaining claims. The case has been

remanded to the Bankruptcy Court

for further proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses. In December 2021, the European Commission issued a decision imposing a fine of EUR 83.3m
on

Credit

Suisse

entities based

on

findings of

anticompetitive practices

in

the foreign

exchange

market. Credit
Suisse has

appealed the

decision to

the European

General Court.

UBS received

leniency and

accordingly no

fine
was assessed.
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and
in

other

jurisdictions

against

UBS,

Credit

Suisse

and

other

banks

on

behalf

of

putative

classes

of

persons

who
engaged in foreign

currency transactions with

any of the defendant

banks. UBS and

Credit Suisse have resolved

US
federal

court class

actions relating

to foreign

currency transactions

with the

defendant banks

and persons

who
transacted in

foreign exchange

futures contracts

and options

on such

futures. Certain

class members

have excluded
themselves from

that settlement

and filed individual

actions in

US and English

courts against

UBS, Credit Suisse

and
other banks, alleging

violations of US

and European competition

laws and unjust

enrichment. UBS, Credit

Suisse
and the other

banks have resolved

those individual matters. Credit

Suisse and UBS,

together with other

financial
institutions, were named in

a consolidated putative

class action in

Israel, which made

allegations similar to those
made in the actions pursued in other jurisdictions. In April 2022,

Credit Suisse entered into an agreement to settle
all claims in

this action. In

February 2024, UBS

entered into

an agreement to

settle all

claims in

this action. Both
settlements remain subject to court approval.
A putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for
their own end use. In May 2024, the Second

Circuit upheld the district court’s dismissal of

the case.

LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity

from

authorities

in

certain

jurisdictions,

including

the

Antitrust

Division

of

the

DOJ

and

the

Swiss
Competition Commission (WEKO), in

connection with potential

antitrust or competition

law violations related

to
certain rates.

However, UBS

has not

reached a

final settlement

with WEKO,

as the

Secretariat of

WEKO has

asserted
that UBS does not qualify for full immunity.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

91
Note 15

Provisions and contingent liabilities

(continued)
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
GBP LIBOR and seek unspecified compensatory

and other damages under various

legal theories.
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district

courts

(and

subsequently

consolidated

in

the

SDNY)

by

plaintiffs

who

engaged

in

over-the-counter
instruments,

exchange

traded

Eurodollar

futures

and

options,

bonds

or

loans

that

referenced

USD LIBOR.

The
complaints allege

violations of

antitrust law

and the

Commodities Exchange

Act, as

well breach

of contract

and
unjust enrichment. Following various rulings

by the district court

and the Second Circuit

dismissing certain of the
causes of action and allowing others to proceed, one class

action with respect to transactions in over the counter
instruments and several actions brought by

individual plaintiffs are proceeding in

the district court. UBS and Credit
Suisse

have

entered

into

settlement

agreements

in

respect

of

the

class

actions

relating

to

exchange

traded
instruments, bonds

and

loans.

These

settlements

have

received

final

court

approval

and

the

actions

have been
dismissed as

to UBS

and Credit

Suisse. In

addition, an

individual action

was filed

in the

Northern District

of California
against UBS, Credit

Suisse and numerous

other banks alleging

that the defendants

conspired to fix

the interest rate
used as the basis for

loans to consumers by jointly

setting the USD ICE LIBOR

rate and monopolized the

market for
LIBOR-based consumer

loans and

credit cards. The

court dismissed

the initial complaint

and subsequently

dismissed
an amended complaint with

prejudice. In January 2024,

plaintiffs appealed the dismissal

to the Ninth Circuit

Court
of Appeals.
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions

have
been dismissed.

Plaintiffs have appealed the dismissals.
In November 2022, defendants have moved to dismiss the

complaint in the CHF LIBOR action. In

2023, the court
approved a settlement by Credit Suisse of the

claims against it in this matter.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European Commission fined

UBS EUR 172m.

UBS has appealed

the amount of

the fine.
Also in 2021,

the European
Commission

issued

a

decision

finding

that

Credit

Suisse

and

four

other

banks

had

breached

European

Union
antitrust

rules

relating

to

supra-sovereign,

sovereign

and

agency

bonds

denominated

in

USD.

The

European
Commission fined

Credit Suisse EUR

11.9m. Credit

Suisse has

appealed and

the European

Commission is

scheduled
to announce its determination on appeal on

7 November 2024.
Credit Suisse, together with other financial institutions, was named in two Canadian putative class actions, which allege that

defendants conspired to

fix the

prices of

supranational, sub-sovereign and

agency bonds sold

to and
purchased

from

investors

in

the

secondary market.

One

action

was

dismissed

against

Credit

Suisse

in

February
2020.

In

October

2022,

Credit

Suisse

entered

into

an

agreement

to

settle

all

claims

in

the

second

action.

The
settlement remains subject to court approval.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

92
Note 15

Provisions and contingent liabilities

(continued)
Credit default

swap auction

litigation –
In June

2021, Credit

Suisse, along

with other

banks and

entities, was

named
in a

putative class

action complaint

filed in

the US

District Court

for the

District of

New Mexico

alleging manipulation
of credit default swap (CDS) final auction prices. Defendants filed a motion to enforce a previous CDS class action settlement in the SDNY. In January 2024,

the SDNY ruled that, to the extent

claims in the New Mexico action arise
from conduct prior to 30 June 2014,

those claims are barred by the SDNY

settlement. The plaintiffs have appealed
the SDNY decision.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above,

our

balance

sheet

at

30

September

2024

reflected

a

provision

in

an

amount

that

UBS

believes

to

be
appropriate under

the applicable

accounting standard.

As in

the case

of other

matters for

which we

have established
provisions, the future outflow

of resources in respect

of such matters

cannot be determined with

certainty based
on currently available information and

accordingly may ultimately prove to be

substantially greater (or may be less)
than the provision that we have recognized.
4. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party

and intra-group investment funds

and structured products must be disclosed

and
surrendered

to

clients

who

have

entered

into

a

discretionary

mandate agreement

with

the

firm,

absent a

valid
waiver. FINMA issued a

supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has

met
the FINMA requirements and has notified all potentially

affected clients.
The Supreme Court

decision has resulted,

and continues to

result, in a

number of client

requests to disclose

and
potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into
account when

assessing these

cases include,

among other

things, the

existence of

a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
Our balance sheet at

30 September 2024 reflected a

provision with respect to

matters described in this item

4 in
an amount that UBS

believes to be

appropriate under the applicable accounting standard.

The ultimate exposure
will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other

matters for which we have

established provisions, the

future outflow of resources

in respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.
5. Mortgage-related matters
Government and

regulatory

related matters
:
DOJ RMBS

settlement

– In January

2017, Credit Suisse

Securities (USA)
LLC

(CSS

LLC)

and

its

current

and

former

US

subsidiaries

and

US

affiliates

reached

a

settlement

with

the

US
Department of

Justice (DOJ)

related to

its legacy

Residential

Mortgage-Backed

Securities (RMBS)

business, a

business
conducted through

2007. The

settlement resolved

potential civil

claims by

the DOJ

related to certain

of those

Credit
Suisse entities’

packaging, marketing,

structuring, arrangement,

underwriting, issuance

and sale

of RMBS.

Pursuant
to the terms of the

settlement a civil monetary penalty was paid

to the DOJ in

January 2017. The settlement also
required

the

Credit

Suisse

entities

to

provide

certain

levels

of

consumer

relief

measures,

including

affordable
housing

payments

and

loan

forgiveness,

and

the

DOJ

and

Credit

Suisse

agreed

to

the

appointment

of

an
independent

monitor

to

oversee

the

completion

of

the

consumer

relief

requirements

of

the

settlement.

UBS
continues

to

evaluate

its

approach

toward

satisfying

the

remaining

consumer

relief

obligations.

The

aggregate
amount of the consumer relief obligation increased after 2021 by 5% per annum of the outstanding amount due until these obligations are settled. The monitor

publishes reports periodically on these consumer relief matters.
Civil litigation:

Repurchase litigations

– Credit

Suisse affiliates

are defendants

in various

civil litigation

matters related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

93
Note 15

Provisions and contingent liabilities

(continued)
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New

York state court in five actions: An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD 374m.

In

December 2023,

the

court granted

in

part

DLJ’s

motion

to

dismiss,

dismissing with

prejudice all
notice-based

claims;

the

parties

have

appealed.

An

action

by

Home

Equity

Asset

Trust,

Series

2006-8,

alleges
damages of not

less than

USD 436m. An action

by Home

Equity Asset Trust

2007-1 alleges damages

of not

less
than USD 420m.

A non-jury

trial in

this action

was held

between January

and February

2023, and

a decision

is
pending. An action by Home Equity Asset Trust 2007-2 alleges damages of not less than USD 495m. An action by
CSMC Asset-Backed Trust 2007-NC1 does not

allege a damages amount.
6. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District Court

for the Eastern District of

New York

(EDNY) and the SDNY

alleging claims under the

United
States Anti-Terrorism

Act (ATA)

and the Justice

Against Sponsors of Terrorism

Act. The plaintiffs

in each of

these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy

and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter,

falsify or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the United

States Court

of Appeals
for the Second Circuit affirmed a September 2019 ruling by the EDNY granting defendants’ motion to dismiss the first

filed

lawsuit.

In

October

2023,

the

United

States

Supreme

Court

denied

plaintiffs’

petition

for

a

writ

of
certiorari.

In February 2024, plaintiffs filed a

motion to vacate the judgment in the

first filed lawsuit. Of the other
seven cases, four

are stayed, including

one that was

dismissed as to

Credit Suisse and

most of the

bank defendants
prior to entry of the stay, and in three plaintiffs have filed amended complaints.
7. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In

February 2018, the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of approximately

USD 130m. On

appeal, the Criminal

Court of Appeals

of Geneva
and, subsequently, the Swiss Federal Supreme Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have been initiated against

Credit Suisse AG and/or certain

affiliates in various jurisdictions, based

on
the findings established in the criminal proceedings

against the former relationship manager.
In Singapore,

in a

civil lawsuit

against Credit

Suisse Trust

Limited, the

Singapore International Commercial

Court
issued a judgment

finding for

the plaintiffs and,

in September 2023,

the court awarded

damages of USD 742.73m,
excluding post-judgment

interest. This

figure does

not exclude

potential overlap

with the

Bermuda proceedings
against Credit Suisse Life (Bermuda)

Ltd., described below, and the

court ordered the parties to

ensure that there
shall be no double

recovery in relation to

this award and the

Bermuda proceedings.

On appeal from this

judgment,
in

July

2024,

the court

ordered some

changes to

the calculation

of

damages and

directed the

parties to

agree
adjustments to

the award.

The court ordered

a revised

award of USD

461m, including

interest and

costs, in

October
2024.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

94
Note 15

Provisions and contingent liabilities

(continued)
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a

judgment finding for

the plaintiff

and awarded

damages of

USD 607.35m to the

plaintiff. Credit Suisse
Life (Bermuda) Ltd.

appealed the decision

and in June

2023, the Bermuda

Court of Appeal

confirmed the award
issued by the

Supreme Court of Bermuda

and the finding that

Credit Suisse Life (Bermuda)

Ltd. had breached

its
contractual

and

fiduciary

duties,

but

overturning

the

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

had

made
fraudulent misrepresentations. In

March 2024,

the Bermuda

Court of

Appeal granted

a motion

by Credit

Suisse
Life (Bermuda) Ltd for leave to appeal the judgment to the Judicial Committee of the Privy Council and the notice of such appeal was filed.

The Court of Appeal also ordered

that the current stay continue pending determination
of the

appeal on

the condition

that the

damages awarded

remain within

the escrow

account plus

interest calculated
at the Bermuda statutory rate of

3.5%. In December 2023, USD 75m

was released from the escrow account and
paid to plaintiffs.

In

Switzerland,

civil

lawsuits

have

been

commenced

against

Credit

Suisse

AG

in

the

Court

of

First

Instance

of
Geneva, with statements of claim served in March

2023 and March 2024.
8. Mozambique matter
Credit

Suisse

was

subject to

investigations by

regulatory

and

enforcement

authorities, as

well as

civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de Atum

S.A. (EMATUM), a

distribution to private investors of loan

participation
notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the Republic

of Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and CSSEL entered into a Plea Agreement and pleaded guilty to one count of conspiracy to violate the US federal
wire fraud statute.

Under the terms

of the DPA, UBS

Group AG (as

successor to Credit

Suisse Group AG) continued
compliance enhancement and remediation efforts agreed by

Credit Suisse, and undertake additional measures as
outlined in the DPA. If the DPA’s conditions are complied

with, the charges will be dismissed within six months of
the end of the DPA’s three-year term.
9. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short

Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term

Futures

Index

(XIV

ETNs).

The

complaints have

been

consolidated and

asserts

claims

against

Credit
Suisse

for

violations

of

various

anti-fraud

and

anti-manipulation provisions

of

US

securities

laws

arising

from

a
decline in the value of XIV ETNs in February 2018. On appeal from an order of the SDNY dismissing all claims, the
Second Circuit issued an

order that reinstated a

portion of the

claims. In decisions

in March 2023 and

March 2024,
the court

denied class

certification for

two of

the three

classes proposed

by plaintiffs

and certified

the third

proposed
class.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

95
Note 15

Provisions and contingent liabilities

(continued)
10. Bulgarian former clients matter
In December 2020, the Swiss Office

of the Attorney General brought charges against Credit

Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are

alleged to

have laundered

funds through

Credit

Suisse AG

accounts. In

June 2022,

following a

trial, Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money laundering framework

and ordered to pay a fine of

CHF 2m. In addition, the

court seized certain client
assets in the amount of approximately

CHF 12m and ordered Credit Suisse AG to pay

a compensatory claim in the
amount of approximately CHF

19m. Credit Suisse AG

appealed the decision to

the Swiss Federal Court

of Appeals.
Following the merger of UBS AG and Credit Suisse

AG, UBS AG confirmed the appeal.

The trial before the Federal
Court of Appeals occurred in October 2024.
11. Supply chain finance funds
Credit

Suisse

has

received

requests

for

documents and

information in

connection with

inquiries, investigations,
enforcement and other

actions relating to

the supply chain finance

funds (SCFFs) matter by

FINMA, the FCA and
other regulatory and governmental agencies. The Luxembourg

Commission de Surveillance du Secteur Financier is
reviewing the

matter and

has commissioned

a report

from a

third party.

Credit Suisse

is cooperating

with these
authorities.
In

February

2023,

FINMA

announced

the

conclusion

of

its

enforcement

proceedings

against

Credit

Suisse

in
connection with the

SCFFs matter. In

its order, FINMA reported

that Credit Suisse

had seriously breached

applicable
Swiss supervisory

laws in

this context

with regard

to risk

management and

appropriate operational

structures. While
FINMA

recognized

that

Credit

Suisse

had

already

taken

extensive

organizational

measures

to

strengthen

its
governance

and

control

processes,

FINMA

ordered

certain

additional

remedial

measures.

These

include

a
requirement that

Credit Suisse

documents the

responsibilities

of approximately

600 of

its highest-ranking

managers.
This

measure

has

been

made

applicable

to

UBS

Group.

FINMA

has

also

separately

opened

four

enforcement
proceedings against former managers of Credit

Suisse.
In May 2023,

FINMA opened

an enforcement

proceeding against

Credit Suisse in

order to confirm

compliance with
supervisory requirements in response to inquiries

from FINMA’s enforcement division in the SCFFs

matter.
The Attorney

General of

the Canton

of Zurich

has initiated

a criminal

procedure in

connection with

the SCFFs

matter
and several fund investors have joined the procedure as interested parties. Certain former and active Credit Suisse employees, among others, have been named as accused persons, but Credit Suisse itself was not made a party to the proceeding.
Certain civil actions have

been filed by fund investors

and other parties against

Credit Suisse and/or certain

officers
and directors in various

jurisdictions, which make allegations including mis-selling and breaches of duties of care,
diligence and

other fiduciary

duties. In June

2024, the

Credit Suisse

SCFFs made

a

voluntary offer

to the

SCFFs
investors to

redeem all

outstanding fund

units. The

offer expired

on

31 July 2024,

and

fund

units representing
around 92%

of the

SCFFs’ net

asset value

were tendered

in the

offer and

accepted. Fund

units accepted

in the
offer were redeemed at 90% of the net asset

value determined on 25 February 2021, net of any payments made by the relevant

fund to the

fund investors

since that

time. Investors

whose units

were redeemed

released any

claims
they may have had against the SCFFs, Credit Suisse

or UBS. The offer was funded by UBS through the purchase

of
units of feeder sub-funds.

UBS Group third

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

96
Note 15

Provisions and contingent liabilities

(continued)
12. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party appointed

by FINMA), the

DOJ, the SEC,

the US Federal

Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA, COMCO, the

Hong Kong Competition

Commission and other regulatory

and
governmental agencies.

UBS

is

cooperating

with

the

authorities

in

these

matters.

In

July

2023,

CSI

and

CSSEL
entered into a settlement agreement

with the PRA providing for

the resolution of the PRA’s

investigation. Also in
July 2023, FINMA

issued a decree

ordering remedial measures

and the Federal

Reserve Board issued

an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to undertake certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group, as the legal
successor to Credit Suisse Group AG,

is a party to the FINMA

decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including claims

for breaches of fiduciary duties.
13. Credit Suisse financial disclosures
Credit Suisse

Group AG

and certain

directors, officers

and executives

have been

named in

securities class action
complaints pending

in the SDNY. These complaints,

filed on behalf

of purchasers of

Credit Suisse shares, additional
tier 1 capital

notes, and

other securities

in 2023,

allege that

defendants made

misleading statements

regarding:
(i) customer

outflows

in

late

2022;

(ii) the

adequacy

of

Credit

Suisse’s

financial

reporting

controls;

and

(iii) the
adequacy

of

Credit

Suisse’s

risk

management

processes,

and

include

allegations

relating

to

Credit

Suisse
Group AG’s merger with

UBS Group AG. Many

of the actions

have been consolidated,

and a motion

to dismiss has
been

filed

and

remains

pending.

One

additional

action,

filed

in

October

2023,

has

been

stayed

pending

a
determination on whether it should be consolidated

with the earlier actions.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries,

investigations and/or actions

relating to

these matters, as

well as

for other statements
regarding Credit Suisse’s financial condition,

including from the SEC, the DOJ

and FINMA. UBS is cooperating with
the authorities in these matters.
14. Merger-related litigation
Certain Credit

Suisse Group AG

affiliates and certain

directors, officers

and executives have

been named in

class
action complaints pending in

the SDNY.

One complaint, brought

on behalf of

Credit Suisse shareholders,

alleges
breaches of fiduciary duty

under Swiss law and

civil RICO claims

under United States

federal law. In February 2024,
the court granted

defendants’ motions to

dismiss the civil

RICO claims and

conditionally dismissed the Swiss

law
claims pending defendants’ acceptance of jurisdiction in Switzerland. In March 2024, having received consents to
Swiss jurisdiction from all defendants served

with the complaint, the court dismissed the Swiss

law claims against
those defendants.

Additional complaints,

brought

on behalf

of holders

of Credit

Suisse additional

tier 1

capital
notes (AT1

noteholders) allege

breaches of

fiduciary duty

under Swiss

law,

arising from

a series

of scandals

and
misconduct, which

led to Credit

Suisse Group AG’s

merger with

UBS Group AG,

causing losses

to shareholders

and
AT1

noteholders. Motions to dismiss these

complaints were granted in

March 2024 and

September 2024 on the
basis that Switzerland is the most appropriate forum for litigation. Plaintiff in one of these cases has appealed the dismissal.

Note 16

Events after the reporting period
In

October 2024,

UBS entered

into

an

agreement

to sell

to American

Express

Swiss Holdings

GmbH (American
Express)

its 50% interest in

Swisscard AECS GmbH (Swisscard),

a joint venture between

UBS and American Express
in Switzerland. In addition, UBS and

Swisscard entered into an

agreement to transition the Credit

Suisse-branded
card portfolios to UBS.

Both transactions are subject to

certain closing conditions and are

not expected to have

a
material impact for UBS.

UBS Group third quarter 2024 report |
Appendix

Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.

UBS Group third quarter 2024 report |
Appendix

APM label
Calculation

Information content
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable),
plus interest and dividends, divided by total invested
assets at the beginning of the period.
This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.

This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.

Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net new money growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable)
divided by total invested assets at the beginning

of
the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.

UBS Group third quarter 2024 report |
Appendix

APM label
Calculation

Information content
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross
1

(%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.

UBS Group third quarter 2024 report |
Appendix

APM label
Calculation

Information content
Underlying return on attributed equity
1
(%)

Calculated as annualized underlying business

division
operating profit before tax (as defined above) divided
by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for each of the third quarter of 2024, the second quarter of 2024, the fourth quarter of 2023 and the third quarter of 2023 is based entirely on consolidated data following the acquisition of the Credit Suisse

Group and for

the purpose of

the calculation of

return measures has

been annualized

by multiplying such

by four.

Profit or loss

information for the

first nine months

of 2024

is based entirely

on
consolidated data following the acquisition of the Credit Suisse Group and for the purpose of the calculation of return measures has been annualized by dividing such by three and then multiplying by four. Profit or loss information for the first nine months of 2023 includes four months (June to September 2023) of post

-acquisition consolidated data and five months of UBS Group data only (January to May 2023) and for the purpose
of the calculation of return measures has been annualized by dividing such by three and then multiplying by four.

This is

a general list

of the APMs

used in our

financial reporting. Not

all of

the APMs listed

above may appear

in
this particular report.

Information related to underlying return on common equity tier 1 (CET1) capital and underlying return on tangible equity (%)
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.9.24 30.6.24 31.12.23
1
30.9.23
1
30.9.24 30.9.23
1
Underlying operating profit / (loss) before tax

2,386

2,060

592

914

7,063

3,371
Underlying tax expense / (benefit)

619

410

(329)

623

1,706

1,523
Net profit / (loss) attributable to non-controlling interests

3

40

1

4

51

15
Underlying net profit / (loss) attributable to shareholders

1,763

1,611

920

287

5,306

1,833
Underlying net profit / (loss) attributable to shareholders, annualized

7,054

6,442

3,680

1,148

7,075

2,444
Tangible equity

79,976

76,370

78,109

75,804

79,976

75,804
Average tangible equity

78,173

76,882

76,956

76,845

77,602

63,858
CET1 capital

74,213

76,104

78,002

76,926

74,213

76,926
Average CET1 capital

75,158

76,883

77,464

77,761

76,625

61,460
Underlying return on tangible equity (%)

9.0

8.4

4.8

1.5

9.1

3.8
Underlying return on common equity tier 1 capital (%)

9.4

8.4

4.8

1.5

9.2

4.0
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

UBS Group third quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS Group third quarter 2024 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
P&L

profit or loss
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS Group third quarter 2024 report |
Appendix

Information sources

Reporting publications
Annual publications
UBS

Group

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

Group

strategy

and
performance; the

strategy and

performance of

the business

divisions and

Group Items;

risk, treasury

and capital
management; corporate

governance;

the compensation

framework, including

information about

compensation for
the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This publication

provides a German

translation of

selected sections

of the UBS
Group Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German (
“Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information”.

Starting with

the Annual

Report 2022,

printed copies,

in any

language, of

the aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

the corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most sections of the filing can be satisfied by referring to the UBS Group AG Annual
Report. However, there is

a small amount

of additional information in

Form 20-F that is

not presented elsewhere
and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that filed

with the SEC

is available on

the SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

UBS Group third quarter 2024 report |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”,

including but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual

developments and results to

differ materially from UBS’s

expectations. In particular, the global economy

may be negatively affected

by
shifting political circumstances, including as a result of elections, increased tension between world powers, growing conflicts in the Middle East, as well as the
continuing Russia–Ukraine war.

In addition,

the ongoing

conflicts may

continue to

cause significant

population displacement, and

lead to

shortages of

vital
commodities, including energy shortages and food

insecurity outside the areas

immediately involved in armed conflict. Governmental responses to the armed
conflicts, including, with respect to the Russia–Ukraine war, coordinated successive sets of sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the ongoing conflicts will further widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions,

including in ways that

cannot be anticipated.

UBS’s acquisition of the

Credit Suisse Group

has materially changed its
outlook and strategic

direction and introduced

new operational challenges.

The integration of

the Credit Suisse

entities into the

UBS structure is expected

to take
between three

and five

years and

presents significant

risks, including

the risks

that UBS

Group AG

may be

unable to

achieve the

cost reductions

and other
benefits contemplated by the transaction. This creates

significantly greater uncertainty about forward-looking statements. Other factors that may affect UBS’s
performance and ability to

achieve its plans, outlook

and other objectives also

include, but are

not limited to: (i) the

degree to which

UBS is successful in

the
execution of its strategic

plans, including its

cost reduction and efficiency

initiatives and its ability

to manage its levels

of risk-weighted assets

(RWA) and leverage
ratio denominator (LRD),

liquidity coverage ratio

and other financial

resources, including changes

in RWA assets and

liabilities arising from

higher market volatility
and the size of the combined Group; (ii) the degree to which

UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other

conditions, including as

a result

of the

acquisition of

the Credit

Suisse Group;

(iii) increased inflation

and interest

rate volatility

in major

markets;
(iv) developments in the macroeconomic climate

and in the markets in which UBS

operates or to which it is exposed, including

movements in securities prices or
liquidity,

credit spreads,

currency exchange

rates, deterioration

or slow

recovery in

residential and

commercial real

estate markets,

the effects

of economic
conditions, including

elevated inflationary

pressures, market

developments, increasing

geopolitical tensions,

and changes

to national

trade policies

on the

financial
position or creditworthiness of UBS’s

clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s

credit spreads and credit

ratings of UBS, Credit Suisse,

sovereign issuers, structured credit

products or credit-
related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC), in particular in light of the acquisition of

the Credit Suisse Group;

(vi) changes in central bank policies

or the implementation of financial legislation and

regulation in Switzerland,
the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage

ratio,

net stable

funding ratio,

liquidity and

funding requirements,

heightened operational

resilience

requirements,

incremental tax

requirements,
additional levies, limitations on

permitted activities, constraints

on remuneration, constraints on

transfers of capital and liquidity

and sharing of operational costs
across the Group or other measures, and the effect these

will or would have on UBS’s business

activities; (vii) UBS’s ability to successfully

implement resolvability
and related regulatory requirements

and the potential need to

make further changes to the

legal structure or booking model

of UBS in response

to legal and
regulatory requirements and any additional requirements due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS’s ability to maintain
and improve its

systems and controls

for complying

with sanctions in

a timely manner

and for the

detection and prevention

of money laundering

to meet evolving
regulatory

requirements

and

expectations,

in

particular

in

current

geopolitical

turmoil;

(ix) the

uncertainty

arising

from

domestic

stresses

in

certain

major
economies; (x) changes

in UBS’s

competitive position, including

whether differences

in regulatory

capital and

other requirements

among the

major financial
centers adversely affect UBS’s ability to compete in certain lines of business;

(xi) changes in the standards of conduct applicable to its businesses that may result
from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers

and
in the

execution and

handling of

customer transactions;

(xii) the liability

to which

UBS may

be exposed,

or possible

constraints or

sanctions that

regulatory
authorities might

impose on

UBS, due

to litigation,

contractual claims

and regulatory

investigations, including the

potential for

disqualification from

certain
businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA, including as a result of its acquisition of the Credit
Suisse Group,

as well

as the

amount of

capital available for

return to

shareholders; (xiii) the effects

on UBS’s

business, in particular

cross-border banking, of
sanctions, tax or regulatory

developments and of

possible changes in

UBS’s policies and

practices; (xiv) UBS’s ability

to retain and attract

the employees necessary
to

generate revenues

and to

manage, support

and control

its businesses,

which may

be affected

by competitive

factors; (xv) changes

in accounting

or tax
standards or policies, and determinations or interpretations affecting the recognition of gain or loss,

the valuation of goodwill, the recognition of deferred

tax
assets and

other matters;

(xvi) UBS’s ability

to implement

new technologies and

business methods,

including digital services

and technologies, and

ability to
successfully compete with both

existing and new financial

service providers, some of

which may not

be regulated to

the same extent; (xvii) limitations

on the
effectiveness of UBS’s internal processes for risk

management, risk control, measurement and modeling,

and of financial models generally; (xviii) the occurrence
of operational failures,

such as fraud,

misconduct, unauthorized trading, financial

crime, cyberattacks, data

leakage and systems

failures, the risk

of which is
increased with

cyberattack threats

from both

nation states

and non-nation-state

actors targeting

financial institutions;

(xix) restrictions on

the ability

of UBS
Group AG and UBS AG to make payments

or distributions, including due

to restrictions on the ability of

its subsidiaries to make loans

or distributions, directly or
indirectly, or,

in the case of financial difficulties, due

to the exercise by FINMA or

the regulators of UBS’s operations in

other countries of their broad statutory
powers in relation to protective

measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation,

capital or legal structure,
financial results or

other factors may affect

UBS’s ability to maintain

its stated capital

return objective; (xxi) uncertainty over the

scope of actions

that may be
required by

UBS, governments

and others

for UBS

to achieve

goals relating

to climate,

environmental and

social matters,

as well

as the

evolving nature

of
underlying science and

industry and the

possibility of conflict

between different governmental

standards and regulatory

regimes; (xxii) the ability

of UBS to access
capital markets;

(xxiii) the ability

of UBS to

successfully recover from

a disaster or

other business

continuity problem

due to a

hurricane, flood,

earthquake, terrorist
attack, war, conflict (e.g. the Russia–Ukraine

war), pandemic, security

breach, cyberattack, power

loss, telecommunications

failure or other natural

or man-made
event, including the

ability to

function remotely during

long-term disruptions such

as the

COVID-19 (coronavirus) pandemic; (xxiv)

the level of

success in the
absorption of Credit Suisse, in

the integration of the two

groups and their businesses,

and in the execution of

the planned strategy regarding cost

reduction and
divestment of

any non-core

assets, the

existing assets

and liabilities

of Credit

Suisse, the

level of

resulting impairments

and write-downs,

the effect

of the
consummation of the integration on the

operational results, share price and

credit rating of UBS –

delays, difficulties, or failure in

closing the transaction may
cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events,

including media

reports and speculations,

may have on its

reputation and the

additional consequences

that this may

have on its

business
and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS’s business and financial performance could be affected by other factors identified in its past and future filings and reports,

including those
filed with the US Securities and Exchange Commission

(the SEC). More detailed information about those factors is set forth in documents furnished by UBS and
filings made by UBS with the SEC, including the UBS Group

AG and UBS AG Annual Reports on Form 20- F for the year ended

31 December 2023. UBS is not
under any obligation to

(and expressly disclaims any obligation

to) update or alter its

forward-looking statements, whether

as a result of new information,

future
events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Numbers

333-263376 and

333-278934), and

on Form

S-8 (Registration

Numbers 333-200634;

333-
200635;

333-200641;

333-200665;

333-215254;

333-215255;

333-228653;

333-230312;

333-249143

and

333-
272975), and

into each

prospectus outstanding

under any

of the

foregoing registration

statements, (2)

any outstanding
offering circular or similar document issued

or authorized by UBS AG that incorporates by

reference any Forms 6-
K of UBS AG that are

incorporated into its registration

statements filed with the SEC,

and (3) the base prospectus of
Corporate Asset Backed

Corporation (“CABCO”)

dated June 23,

2004 (Registration

Number 333-111572), the Form
8-K

of

CABCO

filed

and

dated

June

23,

2004

(SEC

File

Number

001-13444),

and

the

Prospectus

Supplements
relating to

the CABCO

Series 2004-101

Trust

dated May

10, 2004

and May

17, 2004

(Registration Number

033-
91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

Sergio Ermotti

___
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
By:

/s/ Steffen Henrich

____________
Name:

Steffen Henrich
Title:

Group Controller

UBS AG
By:

/s/

Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

_____________
Name:

Steffen Henrich
Title:

Controller

Date:

October 30, 2024